File No. 333-

811-1978

Securities and Exchange Commission
Washington, D.C. 20549

Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No.	[ ]

AuguStar Variable Account A

(Exact Name of Registrant)

AuguStar Life Insurance Company

(Name of Depositor)

One Financial Way, Montgomery, Ohio 45242

(Address of Depositor’s Principal Executive Offices)

(513) 794-6100

(Depositor’s Telephone Number, including Area Code)

Manda Ghaferi, General Counsel
AuguStar Life Insurance Company
P.O. Box 237, Cincinnati, Ohio 45201

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.

Title of Securities Being Registered: Units of interest in flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

FORM OF RATE SHEET PROSPECTUS SUPPLEMENT

StarStream℠

Flexible Premium Variable Deferred Annuity

Issued by Depositor

AuguStar® Life Insurance Company

in all states except in New York

AuguStar Variable Account A

Supplement dated [  ], 2025

to the

Prospectus and Initial Summary Prospectus Dated [ ], 2025

This Rate Sheet Prospectus Supplement (“Rate Sheet Supplement”) does not apply if you do not elect an Optional Benefit. This supplement updates certain information contained in the above-referenced prospectus and summary prospectus. Please read and retain this supplement for future reference.

Certain terms used in this Rate Sheet Supplement have special meanings. If a special term is not defined in this Rate Sheet Supplement, it has the meaning given to it in the prospectus.

AuguStar is issuing this Rate Sheet Supplement for the StarStream Level, Boost, Daily, and Protector Optional Benefits to provide the currently offered:

●	Optional Benefit Fee;
●	Maximum Protected Annual Withdrawal Rates for Single and Joint Covered Lives;
●	Maximum Optional Benefit Fee Rate Adjustment;
●	Charge Freeze Period;
●	Protected Death Benefit Fee;
●	Maximum Protected Death Benefit Fee Rate Adjustment;
●	Protected Death Benefit Fee Charge Freeze Period;
●	Roll-Up Rate;
●	Roll-Up Period; and
●	Deferral Credit Rates.

This Rate Sheet Supplement replaces and supersedes any previous Rate Sheet Supplement and must be used in conjunction with the above-referenced prospectus or summary prospectus. If you need a copy of the current Rate Sheet Supplement, prospectus, or summary prospectus, please call our Annuity Service Center at 888.925.6446 or visit our website at [add website link]. These materials are also filed with the Securities and Exchange Commission and are available on the EDGAR system at www.sec.gov, file number 333-[XXXXXX]. You may obtain historical Rate Sheet Supplements in the same manner. Previously offered terms from historical Rate Sheet Supplements are also included in an appendix to the prospectus and available on [add website link].

The rates and periods provided in this Rate Sheet Supplement apply to applications signed on or after [____], 2025, provided that this Rate Sheet Supplement remains in effect.

It is important that you have the most current Rate Sheet Supplement as of the date you sign the application. This Rate Sheet Supplement has no specified end date and can be superseded at any time. If We supersede this Rate Sheet Supplement with a new Rate Sheet Supplement, the new Rate Sheet Supplement will be filed a minimum of 10 business days prior to its effective date.

If your application is signed on or after the date shown above, the Rate Sheet in effect at the time of the application will apply.

Important Information You Should Consider About the Contract

	Fees and Expenses			Location in Prospectus
Are There Ongoing Fees and Expenses?

The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected

Fees and Expenses Table Fees and Charges the Company Deducts Appendix A – Investment Options Available under the Contract
	Annual Fee	Minimum	Maximum
	1. Base Contract	[X.XX%][1]	[X.XX%][1]
	2. Portfolio Company fees and expenses	[X.XX%][2]	[X.XX%][2]
	3. Optional Benefits available for an additional charge (for a single optional benefit, if elected)	[X.XX%] [3]	[X.XX%] [3]

1As a percentage of the average daily net asset value in the Variable Portfolios. A $50 Annual Contract Fee may also apply.

[2] As a percentage of Portfolio Company average net assets, before any expense reimbursement or fee waiver arrangement.

[3] Will be the current charge for least expensive (minimum) and most expensive (maximum) Optional Benefit.

Because your contract is customizable, the choices you make affect how much you will pay.  To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.  This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

Lowest Annual Cost Estimate: $ [XXX,XXX]	Highest Annual Cost Estimate: $[XXX,XXX]

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Least expensive Portfolio Company fees and expenses

● No Optional Benefits

● No sales charges

● No additional Purchase Payments, transfers or withdrawals

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of Optional Benefits and Portfolio Company fees and expenses

● No sales charges

● No additional Purchase Payments, transfers or withdrawals

StarStream Level

Single/Joint
Initial Optional Benefit Fee Rate	[X.XX]%
Maximum Optional Benefit Fee Rate Increase (per Benefit Year)	[X.XX]%
Charge Freeze Period	[XX] years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in the Optional Benefit section of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate and parameters described in the prospectus.

Roll-Up Rate	Roll-Up Period
[X.XX]%	[XX] years

Deferral Credit Period	Single	Joint
5-9 years	[X.XX]%	[X.XX]%
10+ years	[X.XX]%	[X.XX]%

Covered Life’s(1) Age (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income Amount(2))	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)
0-44	[X.XX]%	[X.XX]%
45-59	[X.XX]%	[X.XX]%
60-64	[X.XX]%	[X.XX]%
65-69	[X.XX]%	[X.XX]%
70-74	[X.XX]%	[X.XX]%
75-79	[X.XX]%	[X.XX]%
80+	[X.XX]%	[X.XX]%
(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. If the single option is elected, the Annuitant is the Covered Life. If the joint option is elected and the Annuitant and the Annuitant’s spouse are added as Covered Lives, then the younger Covered Life’s age will be used.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

StarStream Daily

	Single	Joint
Initial Optional Benefit Fee Rate	[X.XX]%	[X.XX]%
Maximum Optional Benefit Fee Rate Increase (per Benefit Year)	[X.XX]%	[X.XX]%
Charge Freeze Period	[XX] years	[XX] years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in the Optional Benefit section of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate and parameters described in the prospectus.

Roll-Up Rate	Roll-Up Period
[X.XX]%	[XX] years

Deferral Credit Period	Single	Joint
5-9 years	[X.XX]%	[X.XX]%
10+ years	[X.XX]%	[X.XX]%

Covered Life’s(1) Age (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment(2))	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)
0-44	[X.XX]%	[X.XX]%
45-59	[X.XX]%	[X.XX]%
60-64	[X.XX]%	[X.XX]%
65-69	[X.XX]%	[X.XX]%
70-74	[X.XX]%	[X.XX]%
75-79	[X.XX]%	[X.XX]%
80+	[X.XX]%	[X.XX]%
(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. If the single option is elected, the Annuitant is the Covered Life. If the joint option is elected and the Annuitant and the Annuitant’s spouse are added as Covered Lives, then the younger Covered Life’s age will be used.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

StarStream Protector

Single
Initial Optional Benefit Fee Rate	[X.XX]%
Maximum Optional Benefit Fee Rate Increase (per Benefit Year)	[X.XX]%
Charge Freeze Period	[XX] years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in the Optional Benefit section of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate and parameters described in the prospectus.

Single
Initial Protected Death Benefit Fee Rate	[X.XX]%
Maximum Protected Death Benefit Fee Rate Increase (per Benefit Year)	[X.XX]%
Protected Death Benefit Charge Freeze Period	[XX] years

The Protected Death Benefit Fee is calculated as a percentage of the Protected Death Benefit Base (as defined in the Optional Benefit section of the prospectus) and is deducted from the Contract Value. The initial Protected Death Benefit Fee Rate is guaranteed for the Protected Death Benefit Charge Freeze Period. Subsequently, the Protected Death Benefit Fee may change subject to the maximum rate and parameters described in the prospectus.

Roll-Up Rate	Roll-Up Period
[X.XX]%	[XX] years

Deferral Credit Period	Single
5-9 years	[X.XX]%
10+ years	[X.XX]%

Covered Life’s(1) Age (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment(2))	Maximum Protected Annual Withdrawal Rate
0-44	[X.XX]%
45-59	[X.XX]%
60-64	[X.XX]%
65-69	[X.XX]%
70-74	[X.XX]%
75-79	[X.XX]%
80+	[X.XX]%

(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. The Annuitant is the Covered Life.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

StarStream Boost

	Single	Joint
Initial Optional Benefit Fee Rate	[X.XX]%	[X.XX]%
Maximum Optional Benefit Fee Rate	[X.XX]%	[X.XX]%
Maximum Optional Benefit Fee Rate Increase (per Benefit Year)	[X.XX]%	[X.XX]%
Charge Freeze Period	[XX] years	[XX] years

The Optional Benefit Fee is calculated as a percentage of the Protected Benefit Base (as defined in the Optional Benefit section of the prospectus) and is deducted from the Contract Value. The initial Optional Benefit Fee rate is guaranteed for the Charge Freeze Period. Subsequently, the Optional Benefit Fee may change subject to the maximum rate and parameters described in the prospectus.

Roll-Up Rate	Roll-Up Period
[X.XX]%	[XX] years

Deferral Credit Period	Single	Joint
5-9 years	[X.XX]%	[X.XX]%
10+ years	[X.XX]%	[X.XX]%

Covered Life’s(1) Age (at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment(2))	Contract Value is Greater than $0		Once Contract Value Reaches $0 For Reason Other Than Pre-Lifetime or Excess Withdrawal
	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)	Maximum Protected Annual Withdrawal Rate	Joint Option for Maximum Protected Annual Withdrawal Rate (as applied to the younger Covered Life)
0-44	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX]%
45-59	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX]%
60-64	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX]%
65-69	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX]%
70-74	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX]%
75-79	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX]%
80+	[X.XX]%	[X.XX]%	[X.XX]%	[X.XX]%
(1)	The Maximum Protected Annual Withdrawal Rate is determined based on the age of the Covered Life at the time of the first Protected Lifetime Withdrawal or Protected Lifetime Income payment. If the single option is elected, the Annuitant is the Covered Life. If the joint option is elected and the Annuitant and the Annuitant’s spouse are added as Covered Lives, then the younger Covered Life’s age will be used.

(2)	Assumes that the Protected Lifetime Withdrawal Period was never activated.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

StarStream℠

Flexible Premium Variable Deferred Annuity

Issued by Depositor

AuguStar® Life Insurance Company

in all states except in New York

AuguStar Variable Account A

Prospectus

[     ], 2025

StarStream is an individual flexible premium variable annuity contract issued by AuguStar Life Insurance Company (the “Company”, “we”, “our” and “us”).  The prospectus describes all material terms of the contract, including the investment options and Optional Benefits we currently offer under the contract. The contract provides for the accumulation of retirement savings and income; it provides income and death benefit protection as well.  The contract also offers different payout options.  You accumulate value by investing in our: (1) Protected Fixed Account; (2) EDCA Fixed Account; or (3) Variable Portfolios. The investment options are listed in Appendix A – Investment Options Available Under the Contract.

This Prospectus explains the contract’s key features, benefits, rights, and obligations. Information is current as of the Prospectus date. If material terms change later, updates will appear in a supplement. Please read this Prospectus and any supplements carefully.

The contract is a complex investment and involves risks, including potential loss of principal.  The contract is not a short-term investment. It is not suitable for investors needing ready access to cash. Withdrawals may trigger withdrawal charges, fees, taxes, and tax penalties. Optional Benefits contain limitations on withdrawals that, if exceeded, may have a significant negative impact on the value of the benefit and may cause the benefit to terminate prematurely.

Our ability to meet contract obligations depends on our financial strength and claims-paying capacity.

When this Prospectus is provided for the sale of a new contract or new Optional Benefit election, it must be accompanied by the current Rate Sheet Supplement.  To obtain a copy of the most recent Rate Sheet Supplement, please visit [website].

Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal. Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

If you are a new investor in the contract, you may cancel your contract within 10 days of receiving it without paying fees or penalties.  In some states, this cancellation period may be longer.  Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total contract value.  You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

Glossary

The following defines various special terms that are used in this prospectus. Additional special terms are defined elsewhere in the prospectus, including in the section Optional Benefits – Glossary.

Accumulation Phase – The period during which you invest your Purchase Payments.

Accumulation Units – A unit of measure used to compute the Contract Value in a Variable Portfolio before the Annuity Payout Date.

Annuitant – The natural person whose life is used to determine the Annuity Income Payments and when any Death Benefit will be paid under this Contract.

Annuity Payout Date – the date on which Annuity Income Payments begin.

Annuity Income Payments – A series of payments made to the Payee if the Annuitant is alive on the date payments begin.

Beneficiary – The person(s) or entity(ies) designated by the Owner to receive the Death Benefit, if any.

Fixed Account – An account, if available, in which you may invest Purchase Payments and earn a fixed rate of return. Fixed Accounts are obligations of the General Account.

Enhanced Dollar Cost Averaging (EDCA) – An automatic transfer program under which a specified dollar amount or percentage of Contract Value is systematically transferred from the EDCA Fixed Account to one or more eligible Variable Portfolios on a periodic basis.

Good Order – The necessary, complete, and accurate forms and/or information that You are required to provide to Us so that We may complete a requested transaction.

Latest Annuity Payout Date – The date upon which Annuity Income Payments must begin or that the Contract Value must be fully withdrawn. The Latest Annuity Payout Date is based on the Annuitant’s date of birth.

Optional Benefit – A benefit designed to help create guaranteed withdrawals or income for life and provide some protection against certain financial risks. An Optional Benefit may provide a death benefit that does not reduce for certain withdrawals.

Purchase Payments – The money you give us to buy and invest in the contract.

Protected Fixed Account – A Fixed Account available only with the Optional Benefits, in which You are required to allocate to, and which earns a fixed rate of return.

Rate Sheet Supplement – A prospectus supplement that discloses the following terms for new elections of the Optional Benefits: the current Optional Benefit Fee, Maximum Protected Annual Withdrawal Rates for Single and Joint Covered Lives, Maximum Optional Benefit Fee Rate Adjustment per Benefit Year, Charge Freeze Period, Protected Death Benefit Fee (Protector only), Maximum Protected Death Benefit Fee Rate Adjustment per Benefit Year (Protector only), Protected Death Benefit Fee Charge Freeze Period (Protector only), Roll-Up Rate, Roll-Up Period, and Deferral Credit Rates. For a copy of the current Rate Sheet Supplement, call our Annuity Service Center at 888.925.6446 or visit our website at [add website link]. Rate Sheet Supplements are also filed with the Securities and Exchange Commission and are available on the EDGAR system at www.sec.gov, file number 333-[XXXXXX].

Separate Account or VAA – AuguStar Variable Account A, a segregated asset account maintained by Us separately from Our General Account. The Separate Account consists of Variable Portfolios investing shares of Portfolio Companies.

Trust(s) – The Trust(s) serve as the underlying investment vehicle(s) for the Variable Portfolios. Each Portfolio Company is a series of a Trust.

Portfolio Companies – The underlying investment portfolios of the Trusts in which a Variable Portfolio invests.

Valuation Period – The period of time from one determination of variable subaccount unit and annuity unit values to their next determination. A valuation period usually ends at 4:00 p.m. Eastern time on each day the New York Stock Exchange is open for unrestricted trading. The valuation period may end sooner to correspond to earlier closing of the New York Stock Exchange. Accumulation unit and annuity unit values for each annuity period are determined at the end of that valuation period.

Variable Portfolio(s) – A variable investment option available under the contract. Each Variable Portfolio, which is a subaccount of the Separate Account, invests in shares of one of the Portfolio Companies. Each Portfolio Company has its own investment objective.

We, Us, Our, the Company, AuguStar, AuguStar Life – AuguStar Life Insurance Company.

You, Your – The Owner.

Overview of the Contract

Purpose

This contract is designed to help you save for retirement or other long-term goals by offering a range of investment options during the accumulation period.

It can also provide:

●	A Death Benefit to protect your chosen Beneficiaries.

●	Optional Living Benefits that provide for lifetime withdrawal guarantees, subject to conditions.

●	Annuity Income Payments that can provide steady income during retirement.

This contract is best suited for people with long-term financial goals. It may not be appropriate for you if you expect to need your money in the short term or plan to move your investments around frequently.

Phases of the Contract

The Contract has two phases: (1) an accumulation (savings) phase, prior to the Annuity Payout Date; and (2) an income phase, after the Annuity Payout Date.

Accumulation Phase. To help you accumulate assets during the Accumulation Phase, you can invest your Purchase Payments and earnings in:

●	Variable Portfolios available under the Contract, each of which invests in a Portfolio Company with its own investment objective, strategies, and risks; investment advisor(s); expense ratio; and performance history; and

●	Fixed Account(s), if available, which guarantees principal and a minimum interest rate.

Additional information about each Variable Portfolio and Fixed Account is provided in Appendix A: Investment Options Available Under the Contract.

Income Phase. You can enter the income phase by electing to annuitize your Contract and turn your Contract Value into a stream of income payments (Annuity Income Payments).  Annuitizing your Contract ends the Accumulation Phase. At the time of annuitization, You will elect the duration of the Annuity Income Payments—either for a fixed period of time or for the duration of the Annuitant’s (and, if applicable, the joint Annuitant’s) life.  You also elect whether the Annuity Income Payments will be fixed or variable.  After annuitization begins, the only value associated with the contract is the Annuity Income Payments. Unless otherwise specified in the annuity option, amounts cannot be withdrawn from the Contract.  Additionally, once the contract is annuitized, there is no death benefit.  This means that upon the death of the Annuitant (and the Annuitant’s spouse if a joint annuity option was elected), all payments stop and the contract terminates, unless the particular annuitization option provides otherwise.  If you elect an Optional Benefit, you may enter the income phase by annuitizing the contract; however, your Optional Benefit will terminate and your remaining Contract Value will be applied to the selected annuity option. If your contract is still in the Accumulation Phase on the Latest Annuity Payout Date, your Optional Benefit will automatically enter the Protected Lifetime Income Period and your remaining contract value will be forfeited to us. Alternatively, you could elect to annuitize your contract and apply your remaining contract value to an annuity option.

Contract Features

Enhanced Dollar Cost Averaging. At no additional charge, you may participate in Enhanced Dollar Cost Averaging, which automatically transfers a dollar amount or percentage of money from the EDCA Fixed Account to pre-selected Variable Portfolios. Certain restrictions apply.

Deposits to the Account. You can apply additional Purchase Payments to the contract until the Annuity Payout Date, subject to certain restrictions.

Withdrawals from the Contract. You can withdraw some or all of your Contract Value at any time prior to annuitization, subject to certain restrictions. A Withdrawal Charge may apply, as well as taxes and tax penalties. Withdrawals may also reduce the value of your Contract’s benefits (including the death benefit and any Optional Benefit), perhaps significantly. After annuitization, withdrawals are not permitted unless otherwise specified by the applicable annuity option.

Optional Benefits.  There are four optional guaranteed lifetime withdrawal benefits available for an additional charge. Each provides for Protected Lifetime Withdrawals and Protected Lifetime Income, provided that certain conditions are satisfied. Each Optional Benefit (other than Level, which is the base version) also includes one or more enhanced features. In addition, each Optional Benefit includes a deferral credit feature. If you wait until the end of the Deferral Credit Period to take your first Protected Lifetime Withdrawal, you may be eligible to add the applicable Deferral Credit Rate to your MPAW Rate, thereby increasing your withdrawal benefit.

You may elect only one Optional Benefit at a time. Optional Benefits are only available for election at contract issue and upon spousal continuation. The Optional Benefits are:

●	Level
●	Daily
●	Boost
●	Protector

Standard Death Benefit. If the Annuitant dies during the Accumulation Phase, the Beneficiary will receive the Return of Purchase Payment death benefit which offers the greater of the (a) Contract Value or (b) Purchase Payments proportionally reduced for Withdrawals. There is no additional charge for this death benefit.

Optional Death Benefit. If you elect the “Protector” Optional Benefit for an additional charge, it will include an enhanced death benefit (Protected Death Benefit) that replaces the standard death benefit. There is a second additional charge associated with the Protected Death Benefit. Under the Protected Death Benefit, Protected Lifetime Withdrawals will not reduce the death benefit’s guarantee.

Spousal Continuation. If your surviving spouse chooses to continue the contract under the spousal continuation and becomes the sole owner and Annuitant, your surviving spouse will continue to receive the economic benefit of the death benefit upon the death of the other spouse, subject to certain conditions.

Tax Deferral. Your Purchase Payments accumulate earnings, if any, on a tax-deferred basis. This means your earnings are not taxed until you take money out of your Contract, such as when (1) you take a withdrawal; (2) you receive an Annuity Income Payment (or Protected Lifetime Income under an Optional Benefit), or (3) upon payment of a death benefit.

Rebalancing. At no additional charge, you can arrange to have us automatically reallocate your Contract Value among your Variable Portfolios periodically to maintain your selected allocation percentages. Certain restrictions apply.

Systematic Withdrawal. At no additional charge, you can elect to receive periodic withdrawals from your contract on a monthly, quarterly, semi-annual, or annual basis. Certain restrictions apply.

Important Information You Should Know About the Contract

Fees, Expenses, and Adjustments				Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?	Yes. If you withdraw money from the contract within [X] years after your last Purchase Payment, a withdrawal charge may apply. The maximum withdrawal charge is [X%], as a percentage of Purchase Payments withdrawn. For example, if you make an early withdrawal, you could pay a withdrawal charge of up to [$X] on a $100,000 investment. This loss will be greater if there are taxes or tax penalties.			Fees and Expenses Table Fees and Charges the Company Deducts - Withdrawal Charge
Are There Transaction Charges?	Yes. In addition to Withdrawal Charges, you may be charged for other transactions. You will be charged for each transfer after 25 transfers in any contract year during the Accumulation Phase. There may be taxes on Purchase Payments.			Fees and Expenses Table Fees and Charges the Company Deducts - Transfer Fee
Are There Ongoing Fees and Expenses?

Yes. The table below describes the fees and expenses that you may pay each year, depending on the investment options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected

Fees and Expenses Table Fees and Charges the Company Deducts Appendix A – Investment Options Available under the Contract
	Annual Fee	Minimum	Maximum
	1. Base Contract	[X.XX%][1]	[X.XX%][1]
	2. Portfolio Company fees and expenses	[X.XX%][2]	[X.XX%][2]
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	See Rate Sheet Supplement [3]	See Rate Sheet Supplement [3]

[1] As a percentage of the average daily net asset value in the Variable Portfolios. A $50 Annual Contract Fee may also apply.

[2] As a percentage of Portfolio Company average net assets, before any expense reimbursement or fee waiver arrangement.

[3] Will be the current charge for least expensive (minimum) and most expensive (maximum) Optional Benefit.

Because your contract is customizable, the choices you make affect how much you will pay.  To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges.  This estimate assumes that you do not take withdrawals from the Contract, which could add withdrawal charges that substantially increase costs.

Lowest Annual Cost: $ [XXX,XXX]	Highest Annual Cost: See Rate Sheet Supplement

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Least expensive Portfolio Company fees and expenses

● No Optional Benefits

● No sales charges

● No additional Purchase Payments, transfers or withdrawals

Assumes:

● Investment of $100,000

● 5% annual appreciation

● Most expensive combination of Optional Benefits and Portfolio Company fees and expenses

● No sales charges

● No additional Purchase Payments, transfers or withdrawals

RISKS
Is There a Risk of Loss from Poor Performance?	Yes. You can lose money by investing in this contract.	Principal Risks of Investing in the Contract
Is this a Short-Term Investment?	No. This contract is not designed for short-term investing and may not be appropriate for an investor who needs ready access to cash. Withdrawals from the Contract may result in withdrawal charges, taxes, and tax penalties. Withdrawals could significantly reduce the value of your contract and also significantly reduce or terminate contract guarantees. Tax deferral and long-term income are generally more beneficial to long-term investors.	Principal Risks of Investing in the Contract
What Are the Risks Associated with the Investment Options?	The Contract is subject to risk of poor investment performance and can vary depending on the performance of the Variable Portfolios under the Contract. The Variable Portfolios and the Fixed Accounts, if available, each have their own unique risks. Investors should review the available investment options before making an investment decision.	Principal Risks of Investing in the Contract More Information – Investment Options
What Are the Risks Related to the Insurance Company?	An investment in the Contract is subject to risks related to us, AuguStar Life Insurance Company. Any obligations (including under the Fixed Accounts), guarantees, and benefits of the contract are subject to the claims-paying ability of AuguStar Life. More information about AuguStar Life, including our financial strength ratings, is available upon request by calling us at 888.925.6446.	AuguStar Life Insurance Company Principal Risks of Investing in the Contract

RESTRICTIONS
Are There Restrictions on the Investment Options?	Yes. There are restrictions that may limit the investment options that you may choose. We reserve the right to limit your allocation of Purchase Payments to no more than 10 of the available investment options with prior written notice. We reserve the right to add, remove, or substitute Variable Portfolios. The minimum transfer amount is [XX]. Your ability to transfer amounts from and to the Fixed Accounts, if available, may be restricted. We reserve the right to refuse or limit subsequent Purchase Payments.	More Information – Investment Options Principal Risks of Investing in the Contract Appendix A – Investment Options Available under the Contract
Are There any Restrictions on Contract Benefits?

Yes. There are restrictions and limitations relating to benefits offered under the Contract (e.g., death benefits, Optional Benefits). Except as otherwise provided, a benefit may not be modified or terminated by the Company.

Optional Benefits are subject to Investment Requirements that limit or restrict the investment options available for investment. If you elect an Optional Benefit, you may be required to invest a certain percentage of your contract value in certain Variable Portfolios and/or the Protected Fixed Account, which is only available with certain Optional Benefits.  We reserve the right to modify any Investment Requirements in the future.

We reserve the right to discontinue offering any Optional Benefit for new contracts.  We reserve the right to refuse or limit subsequent Purchase Payments.

Withdrawals may significantly reduce the value of your Contract benefits, including the death benefit.

Withdrawals that exceed limits specified by the terms of an Optional Benefit may reduce the benefit by an amount greater than the value withdrawn, and/or could terminate the Optional Benefit.

Benefits Available Under the Contract Optional Benefits Standard Benefits Principal Risks of Investing in the Contract Appendix B – Optional Benefit Investment Requirements
TAXES
What Are the Contract’s Tax Implications?	Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract. If the Contract is purchased through a tax-qualified plan or IRA, there is no additional tax deferral. Earnings in the Contract are taxed at ordinary income tax rates at the time of withdrawal and there may be tax penalties if withdrawals are taken before you reach age 59 ½.	Taxes

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?	Your financial professional may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, your financial professional may have a financial incentive to offer or recommend this Contract over another investment. You should ask your financial professional about how they are compensated.	More Information – Distribution of the Contract
Should I Exchange My Contract?	Some financial professionals have a financial incentive to offer an investor a new contract in place of the one the investor already owns. An investor should only exchange their contract if the investor determines, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable for the investor to purchase the new contract rather than continue to own the existing contract.	More Information – Distribution of the Contract

Fees and Expenses Table

The tables below describe the fees and expenses you will pay when you buy, own, and make withdrawals from an investment option or your contract. Each of the charges and expenses are more fully described in the “Fees and Charges the Company Deducts” section of the prospectus. Please refer to your contract’s specification page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses you will pay at the time you buy the contract, make a withdrawal from an investment option or your contract, or transfer contract value between investment options. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply.

Transaction Expenses

Withdrawal Charge (as a percentage of Purchase Payments Withdrawn)(1)	[X%]
Transfer Fee(2)	$25

(1)	The Withdrawal Charge applies as follows:

Number of completed years from date of Purchase Payment	0	1	2	3	4	5	6	7+
Withdrawal Charge Rate	[X%]	[X%]	[X%]	[X%]	[X%]	[X%]	[X%]	[X%]

The Withdrawal Charge is deducted from the withdrawal amount paid and will reduce your investment in the Variable Portfolios and the Protected Fixed Account, if available, proportionally. If the amount of a requested withdrawal, plus any applicable withdrawal charges, exceeds the Contract Value allocated to the Variable Portfolios and the Protected Fixed Account (if applicable), the EDCA program will be terminated and the Contract Value allocated to the EDCA Fixed Account will be allocated to the Variable Portfolios according to your allocation instructions before your withdrawal is processed.

The contract includes a withdrawal charge waiver that allows a limited amount of contract value to be withdrawn annually without a withdrawal charge. The maximum amount you can take as a withdrawal annually without a withdrawal charge is the greatest of: (1) 10% of Purchase Payments that are still subject to a withdrawal charge; (2) any amount withdrawn to meet Required Minimum Distributions; or (3) for those contracts with an Optional Benefit, withdrawals up to the MPAW.

(2) We permit 25 free transfers between your Variable Portfolios each contract year. This limit does not apply for transfers made pursuant to our Enhanced Dollar Cost Averaging program or our Rebalancing program.  We may charge you $25 for each additional transfer over 25 in a Contract Year.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Portfolio Company fees and expenses). If you choose to purchase an Optional Benefit, you will pay additional charges, as shown below.

Annual Contract Expenses

Annual Contract Fee(1)	$50
Base Contract Expenses
Mortality and Expense Fee (as a percentage of daily net assets in the Variable Portfolios)	[X%]
Administrative Fee (as a percentage of daily net assets in the Variable Portfolios)	[X%]
Optional Benefit Expenses(2)
Daily – Single Covered Life Optional Benefit Fee (as a percentage of the Protected Benefit Base)	[X%]
Daily – Joint Covered Lives Optional Benefit Fee (as a percentage of the Protected Benefit Base)	[X%]
Level – Single Covered Life Optional Benefit Fee (as a percentage of the Protected Benefit Base)	[X%]
Level – Joint Covered Lives Optional Benefit Fee (as a percentage of the Protected Benefit Base)	[X%]
Protector – Single Covered Life(3) Optional Benefit Fee (as a percentage of the Protected Benefit Base) Protected Death Benefit Fee (as a percentage of the Protected Death Benefit Base)	[X%] [X%]
Boost – Single Covered Life Optional Benefit Fee (as a percentage of the Protected Benefit Base)	[X%]
Boost – Joint Covered Lives Optional Benefit Fee (as a percentage of the Protected Benefit Base)	[X%]

(1)	A $50 Annual Contract Fee is assessed on each Contract Anniversary and upon full withdrawal of the Contract. This charge reimburses us for administrative expenses involved in issuing and maintaining the Contract. If on any Contract Anniversary (or on the date of a full surrender) the Contract Value is $50,000 or more, we will waive the Annual Contract Fee.

(2)	This table discloses the guaranteed maximum charge for each Optional Benefit. For new Optional Benefit elections, current charges for the Optional Benefits are disclosed in the Rate Sheet Supplement. After the Charge Freeze Period as identified in the Rate Sheet Supplement, on each yearly Benefit Date Anniversary, we may increase the Optional Benefit Fee by the Maximum Annual Optional Benefit Fee Adjustment amount up to the Maximum Optional Benefit Fee. (In addition, if you elect Protector, we may also increase the Death Benefit Fee by the Maximum Annual Protected Death Benefit Fee Adjustment amount up to the Maximum Protected Death Benefit Fee.) You can opt out of the fee increase by notifying Us In Writing within thirty (30) days of the yearly Benefit Date Anniversary. If You choose to opt out of the fee increase, any future benefit feature increases (such as Roll-ups, Step-ups, and Deferral Credit Rates) will be forfeited. If an Optional Benefit is terminated, the fee(s) for the benefit will no longer be charged.

(3)	Protector is not available with Joint Covered Lives. If you elect Protector, you will pay both the Optional Benefit Fee and the Protected Death Benefit Fee. The Protected Death Benefit Fee is only applicable to Protector.

The next table shows the minimum and maximum total operating expenses charged by the Portfolio Companies that you may pay periodically during the time that you own the Contract. Expenses shown may change over time and may be higher or lower in the future. A complete list of Portfolio Companies available under the Contract, including their annual expenses, may be found at the back of this document. See Appendix A – Investment Options Available Under the Contract.

Annual Portfolio Company Expenses

	Minimum	Maximum
(expenses that are deducted from Portfolio Company assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	[X%]	[X%]

Examples

This Example is intended to help you compare the cost of investing in the Variable Portfolios with the cost of investing in other annuity contracts that offer variable options. These costs include transaction expenses, annual Contract expenses, and annual Portfolio Company expenses.

The Example assumes all Contract value is allocated to the Variable Portfolios. Your costs could differ from those shown below if you invest in Fixed Accounts.

The Example assumes that you invest $100,000 in the Variable Portfolios for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of annual Portfolio Company expenses and Optional Benefits available for an additional charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years	5 years	10 years
If you surrender your Contract at the end of the applicable time period:	$[X]	$[X]	$[X]	$[X]
If you annuitize at the end of the applicable time period:	$[X]	$[X]	$[X]	$[X]
If you do not surrender your Contract:	$[X]	$[X]	$[X]	$[X]

AuguStar Life Insurance Company

AuguStar Life Insurance Company was organized under the laws of Ohio on September 9, 1909, as The Ohio National Life Insurance Company, and in 2023 changed its name to AuguStar Life Insurance Company. We write life, accident and health insurance and annuities in 49 states, the District of Columbia and Puerto Rico. Our home office is located at One Financial Way, Montgomery, Ohio 45242. We are a stock life insurance company owned by Constellation Insurance, Inc., which is wholly-owned by Constellation Insurance Holdings, Inc. Currently, Constellation Insurance, Inc., has assets of approximately $35.3 billion and equity of approximately $1.7 billion.   The Company is obligated and solely responsible for paying all amounts owed to you under the contract, subject to our financial strength and claims-paying ability.

Buying the Contract

Purchasing the Contract

To purchase the contract, you must submit your initial Purchase Payment and required paperwork in Good Order to us through a financial professional. All contracts must have a single Annuitant.

If you do not elect an Optional Benefit, the minimum and maximum age (determined at the time the application is signed) based on the Annuitant is 18-85 years old.

If you elect an Optional Benefit, the minimum and maximum ages (determined at the time the application is signed) to issue the contract are as follows:

Single Covered Life

	Minimum Age (based on the Covered Life)	Maximum Age (based on the Covered Life)
Level, Daily, and Boost	45	85
Protector	45	75

For a single Covered Life, the Covered Life is the Annuitant who must be the Owner.

Joint Covered Lives

	Minimum Age (based on the younger Covered Life)	Maximum Age (based on the older Covered Life)
Level, Daily, and Boost	45	85
Protector	N/A	N/A

For joint Covered Lives, the Covered Lives are the Annuitant and their spouse on the Benefit Date. The spouse must be named joint Owner or the primary Beneficiary. The contract will be issued based on the Annuitant’s age; however, the minimum age eligibility will be based on the younger Covered Life and the maximum age eligibility will be based on the older Covered Life.

Minimum Purchase Payments

You must make an initial Purchase Payment to purchase the Contract. Your initial Purchase Payment will be your initial investment in the Contract. After the Contract is issued, during the Accumulation Phase, you can make subsequent Purchase Payments, which would be additional investments in the Contract.

The table below shows the Purchase Payment minimums under the Contract.

	Minimum Initial Purchase Payment	Minimum Subsequent Purchase Payment	Minimum Automatic Bank Draft Subsequent Purchase Payment
Qualified Contracts	$10,000	$300	$300
Non-Qualified Contracts	$10,000	$500	$300

The maximum Purchase Payment is $1,000,000 without our approval. The maximum Purchase Payment is measured per life, which includes the Annuitant, you (and a joint owner, if applicable). The $1,000,000 per life limit is measured across all variable annuities issued by Us.

If an Optional Benefit is elected, additional Purchase Payments after the first yearly Benefit Anniversary will be limited to $50,000 per Benefit Year without our prior approval. In addition, the total Protected Benefit Base for a Covered Life cannot exceed $10 million. This limit applies in aggregate across all contracts with a guaranteed living benefit you have with us and our affiliates, including contracts issued prior to January 2026. We may limit the additional Purchase Payments to your contract.

Crediting of Purchase Payments

Initial Purchase Payment. Upon acceptance of your application, if all information necessary for issuing a Contract and processing your initial Purchase Payment is in Good Order before the close of the New York Stock Exchange (typically 4:00 pm eastern), we will credit the Purchase Payment to your Contract that day. If we receive all information necessary for issuing a Contract and processing your initial Purchase Payment in Good Order after the close of the New York Stock Exchange or on a non-business day, we will credit the Purchase Payment to your Contract on the next business day. If we do not receive everything necessary to make the application in Good Order within five business days, we will return the Purchase Payment to you immediately unless you specifically consent to having us retain the Purchase Payment until the necessary information is received.

Generally, initial Purchase Payments are allocated according to your instructions on the application. However, in some cases, we will allocate initial Purchase Payments to the money market portfolio during the right to examine period. After the right to examine period, we will reallocate the Contract Value among the investment options based on the instructions contained on the application.

Unless otherwise prohibited by law, no contract is effective until the Purchase Payment is received and the contract is issued during the lifetime of the Annuitant. If the Annuitant dies before the contract is issued and we are not notified at our home office of the Annuitant’s death, our sole obligation is to return the Purchase Payments received to you or your estate upon notice and proof of the death of the Annuitant.

Subsequent Purchase Payments. If we receive a subsequent Purchase Payment in Good Order on a business day before the close of the New York Stock Exchange (typically 4:00 pm eastern), we will credit the Purchase Payment to your Contract that day. If we receive a subsequent Purchase Payment in Good Order after the close of the New York Stock Exchange or on a non-business day, we will credit the Purchase Payment to your Contract on the next business day.

Allocation of Purchase Payments

To purchase the Contract, you must provide us with instructions in Good Order on how to allocate your initial Purchase Payment among the available investment options (i.e., available Variable Portfolios and Fixed Accounts). You may allocate your Purchase Payments to the Investment Options outlined in Appendix A – Investment Options. We reserve the right to limit your allocation of Purchase Payments to no more than 10 of the available investment options with prior written notice. The amount you allocate to any Variable Portfolio or to Fixed Account(s) must equal a whole percent.

After the Contract is issued, if you make a subsequent Purchase Payment, you may provide us with instructions on how to allocate that Purchase Payment among the available investment options. If your instructions are not in Good Order, your Purchase Payment may be rejected.

You may change your standing allocation instructions for future Purchase Payments at any time by sending written notice to our home office. Such changes are not deemed effective until received by us at our home office. If new allocation instructions in Good Order accompany a subsequent Purchase Payment, those allocation instructions will automatically become your standing allocation instructions unless you instruct us otherwise.

You will be subject to restrictions on allocations if you purchase an Optional Benefit. See Appendix B – Optional Benefit Investment Requirements for more information.

Right to Examine Period

You may revoke the contract at any time until the end of 10 days after you receive it (or such longer period as may be required by your state law) and get a refund of the Contract Value as of the date of cancellation. To revoke, we must receive a signed letter of instruction at our home office (the address listed on the first page of the prospectus) by 4:00 p.m. Eastern time on the last day of the right to examine period. In some states, we are required to return the greater of Purchase Payments received during the free-look period or Contract Value as of the Valuation Period the request for free-look is received by our Home Office. For contracts issued in such states, we reserve the right to allocate all Purchase Payments received during the free-look period to a money market portfolio. Please see your contract and Appendix E – State Variability for more information about the right to examine period in your state. On the next Valuation Period after the expiration of the free-look period, we will allocate your assets in the money market portfolio to your requested investment options.. For IRAs, you may get a refund of the greater of your Purchase Payments or the current Contract Value. We deem you to receive the contract and the right to examine period to begin ten days after we mail your contract to you.

Making Withdrawals: Accessing the Money in Your Contract

Accessing your money

You have several ways to access your Contract Value before Annuity Income Payments begin. You may take partial withdrawals from your contract at any time or, depending on your specific situation, set up systematic withdrawals. You may also request a Full Withdrawal of your contract and receive your Contract Value at any time during the Accumulation Phase.

If we receive a withdrawal request in good order on a business day before the close of the New York Stock Exchange (typically 4:00pm eastern), we will process the request that day. If we receive the request in good order on a business day after the close of the New York Stock Exchange, or on a non-business day, we will process the request the next business day. We will generally send you the withdrawal amount you request and we will deduct any applicable fees and charges, from your withdrawal amount.

Withdrawals under the Contract may be subject to withdrawal charges, taxes, and tax penalties. Withdrawals will reduce your Contract Value and may reduce the Contract’s benefits, including the death benefit and any Optional Benefit, perhaps significantly. A full withdrawal will terminate the Contract and all of its benefits (unless you have an Optional Benefit and you are in compliance with the benefit’s terms for continuation).

If you elect an Optional Benefit, a Pre-Lifetime Withdrawal (a one-time withdrawal before the Protected Lifetime Withdrawal Period) and any Excess Withdrawal (a withdrawal during the Protected Lifetime Withdrawal Period in excess of the Protected Lifetime Income Amount or the Required Minimum Distribution amount) will reduce your benefit, perhaps significantly. The reduction to your benefit could be greater than the amount withdrawn, and could result in the termination of your benefit.

If you take withdrawals via electronic funds transfer, you may withdraw less than $100. Otherwise, your withdrawal must be at least $100. You must make all withdrawal requests by providing Notice to us. A withdrawal charge may then apply as outlined in the Withdrawal Charge section. That charge is taken from the total amount withdrawn.

Unless you specify otherwise, the withdrawal will be made pro-rata from your values in each Variable Portfolio. If you elect an Optional Benefit, your withdrawals will be made pro-rata from your values in each Variable Portfolio and the Protected Fixed Account, if applicable. The amount you may withdraw is the Contract Value less any withdrawal charge and any premium tax charge that may apply. In the case of a full withdrawal, we subtract any Contract Fee. We will pay you within seven days after we receive your request. However, we may defer payment of the Protected Fixed Account or EDCA Fixed Account values as described below. Withdrawals are limited or not permitted in connection with certain retirement plans. For possible tax consequences of a withdrawal, see “Federal Tax Status” below.

If you request a withdrawal which includes Contract Values derived from Purchase Payments that have not yet cleared the banking system, we may delay mailing the portion relating to such payments until your check has cleared.

Your right to withdraw may be suspended or the date of payment postponed:

(1) for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or during which the Commission has restricted trading on the Exchange;

(2) for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held in a Fund is not reasonably practical, or it is not reasonably practical to determine the value of a Fund’s net assets; or

(3) such other periods as the Commission may order to protect security holders.

Taking a withdrawal may incur a Withdrawal Charge as outlined in the Fees and Charges the Company Deducts section.

If your Contract Value is reduced to zero, your contract will terminate unless you have purchased an Optional Benefit that provides for continuation of benefits and you are in compliance with the Optional Benefit’s terms for continuation. Certain Optional Benefits permit you to take withdrawals that will reduce your contract below the contract minimum. Please see the Optional Benefits section later in this prospectus for more information.

Waiver of the Withdrawal Charge

Each contract year you can withdraw a certain amount from your contract without incurring a withdrawal charge. See the Waiver of the Withdrawal Charge section for more information.

When to expect payments

Generally, we will fulfill requests for payments out of the Variable Portfolios within seven calendar days after the business day the transaction request is received by us in Good Order. Although we generally expect to make payments from our General Account (including the Fixed Accounts) within the same timeframe, to the extent permitted by state law, we may defer the payment of amounts from our General Account for up to six months.

Required Minimum Distributions (“RMD”)

Withdrawals made under this Contract may be utilized to satisfy RMDs for the sole purpose of meeting Internal Revenue Code (“IRC”) required minimum distributions for this Contract as long as the following conditions are met:

1.	The Contract is a qualified contract;
2.	It is subject to the minimum distribution requirements under the RMD regulations under the IRC;
3.	It is the calendar year following the year in which you reach the required beginning age as defined by the IRC;
4.	You provide us with the prior year’s December 31 Contract Value if Purchase Payments are funds from another contract; and
5.	The RMD amount is calculated by us.

Like any other withdrawal, RMDs will reduce the Contract Value by the withdrawal amount. RMDs are calculated on a calendar year basis. Any withdrawals in a contract year that exceed your RMD will be considered an Excess Withdrawal. To elect monthly RMDs, you must provide us Notice on or before January 25 of the calendar year. Monthly payment dates must be on or before the 25th day of each month. If the date you elect is not the end of a Valuation Period (generally, a day when the NYSE is open), we will make the payment on, and as of, the end of the next applicable Valuation Period. Once you elect monthly RMDs, you cannot revoke it. You may elect to not take monthly withdrawals by providing us with Notice, but you will not be able to take that withdrawal later and still have it qualify as an RMD. If you do later take such withdrawal, the entire withdrawal will be considered an Excess Withdrawal.

If you die and your spouse elects to continue the contract, the spouse may revoke monthly RMDs by providing Notice to us within 30 days of the later of the date of spousal continuation or December 31 of the calendar year in which you died. If your spouse revokes monthly RMDs, he or she may elect monthly RMDs in the future when he or she is required to take RMDs from the Contract. If your spouse continues the contract, is eligible for monthly RMDs and does not revoke monthly RMD, he or she will continue to receive monthly RMDs with the applicable RMD amount based on the continuing spouse’s age beginning in the calendar year after you die.

We reserve the right to modify or eliminate RMDs if there is any change in the IRC or IRS Rules relating to required minimum distributions, including the issuance of relevant IRS guidance.

Benefits Available Under the Contract

The following tables summarize the Contract’s benefits during the Accumulation Phase. Benefits have age and eligibility restrictions. For new Optional Benefit elections, current annual charges for the Optional Benefits are provided in the Rate Sheet Supplement, available at [insert website].

Optional Benefits (Optional Guaranteed Lifetime Withdrawal Benefits)

Name of Benefit	Purpose	Optional Benefit Fee Max	Brief Description of Restrictions/Limitations
Level	Provides Protected Lifetime Withdrawals and Protected Lifetime Income.	[X.XX%] (as a percentage of the Protected Benefit Base)

●   May be elected only at time of contract issue or on contract anniversary upon spousal continuation.

●   Restricted to owners of certain ages.

●   See Rate Sheet Supplement for terms applicable to new elections.

●   All withdrawals prior to the Protected Lifetime Income Period are withdrawals of your own Contract Value (not payments from our assets).

●   Protected Lifetime Income Period occurs, if ever, on the earlier of (a) the Latest Annuity Payout Date or (b) the date the Contract Value is reduced to zero for any reason other than a Pre-Lifetime Withdrawal or Excess Withdrawal.

●   Only one Pre-Lifetime Withdrawal is available and can significantly reduce or terminate your future benefit. A reduction to your future benefit could be more than the amount withdrawn.

●   Fee may be increased after the Charge Freeze Period; opting out of a fee increase will affect the benefit and the Contract.

●   Maximum Protected Annual Withdrawal Rate depends on the age of the Covered Life at first withdrawal and deferral of withdrawals.

●   Roll-Ups to Roll-Up Base do not apply after the Roll-Up Period expires.

●   Subsequent Purchase Payments after Benefit Year 1 will result in an adjusted Deferral Credit Rate to be added to the MPAW Rate, if applicable.

●   Excess Withdrawals during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the Benefit. A reduction to your benefit could be more than the amount withdrawn.

●   Investment Requirements apply.

●   Purchase Payments may be subject to additional restrictions.

●   Subject to termination conditions.

Name of Benefit	Purpose	Optional Benefit Fee Max	Brief Description of Restrictions/Limitations
Daily	Provides Protected Lifetime Withdrawals and Protected Lifetime Income. Designed for individuals who want more frequent Step-Up opportunities.	[X.XX%] (as a percentage of the Protected Benefit Base)

●   No guarantee that more frequent Step-up opportunities will increase your benefit, or that any increase in your benefit will be more valuable than the additional fees you incur for the enhanced feature.

●   May be elected only at time of contract issue or on contract anniversary upon spousal continuation.

●   See Rate Sheet Supplement for terms applicable to new elections.

●   Restricted to owners of certain ages.

●   All withdrawals prior to the Protected Lifetime Income Period are withdrawals of your own Contract Value (not payments from our assets).

●   Protected Lifetime Income Period occurs, if ever, on the earlier of (a) the Latest Annuity Payout Date or (b) the date the Contract Value is reduced to zero for any reason other than a Pre-Lifetime Withdrawal or Excess Withdrawal.

●   Only one Pre-Lifetime Withdrawal is available and can significantly reduce or terminate your future benefit. A reduction to your future benefit could be more than the amount withdrawn.

●   Fee may be increased after the Charge Freeze Period; opting out of a fee increase will affect the benefit and the Contract.

●   Maximum Protected Annual Withdrawal Rate depends on the age of the Covered Life at first withdrawal and deferral of withdrawals.

●   Roll-Ups to Roll-Up Base do not apply after the Roll-Up Period expires.

●   Subsequent Purchase Payments after Benefit Year 1 will result in an adjusted Deferral Credit Rate to be added to the MPAW Rate, if applicable.

●   Excess Withdrawals during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the Benefit. A reduction to your benefit could be more than the amount withdrawn.

●   Investment Requirements apply.

●   Purchase Payments may be subject to additional restrictions.

●   Subject to termination conditions

Name of Benefit	Purpose	Optional Benefit Fee Max	Brief Description of Restrictions/Limitations
Boost

Provides Protected Lifetime Withdrawals and Protected Lifetime Income. Designed for individuals who want a lower Maximum Protected Withdrawal Rate during the Lifetime Income Period in exchange for a higher Maximum Protected Annual Withdrawal Rate during the Lifetime Withdrawal Period.

[X.XX%] (as a percentage of the Protected Benefit Base)

●   No guarantee that the increase in your benefit due to a relatively higher Maximum Protected Annual Withdrawal Rate will be more valuable than the additional fees you incur for the enhanced feature.

●   May be elected only at time of contract issue or on contract anniversary upon spousal continuation.

●   See Rate Sheet Supplement for terms applicable to new elections.

●   Restricted to owners of certain ages.

●   All withdrawals prior to the Protected Lifetime Income Period are withdrawals of your own Contract Value (not payments from our assets).

●   Protected Lifetime Income Period occurs, if ever, on the earlier of (a) the Latest Annuity Payout Date or (b) the date the Contract Value is reduced to zero for any reason other than a Pre-Lifetime Withdrawal or Excess Withdrawal.

●   Only one Pre-Lifetime Withdrawal is available and can significantly reduce your future benefit. The reduction to your future benefit could be more than the amount withdrawn.

●   Fee may be increased after the Charge Freeze Period; opting out of a fee increase will affect the benefit and the Contract.

●   Maximum Protected Annual Withdrawal Rate depends on the age of the Covered Life at first withdrawal and deferral of withdrawals.

●   Maximum Protected Annual Withdrawal Rates during the Lifetime Income Period are lower than rates during the Lifetime Withdrawal Period.

●   Roll-Ups to Roll-Up Base do not apply after the Roll-Up Period expires.

●   Subsequent Purchase Payments after Benefit Year 1 will result in an adjusted Deferral Credit Rate to be added to the MPAW Rate, if applicable.

●   Excess Withdrawals during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the Benefit. A reduction to your benefit could be more than the amount withdrawn.

●   Investment Requirements apply.

●   Purchase Payments may be subject to additional restrictions.

●   Subject to termination conditions

Name of Benefit	Purpose	Optional Benefit Fee Max	Brief Description of Restrictions/Limitations
Protector	Provides Protected Lifetime Withdrawals, Protected Lifetime Income and a Protected Death Benefit that is not reduced by Protected Lifetime Withdrawals.	[X.XX%] (as a percentage of the Protected Benefit Base) and [X.XX%] (as a percentage of the Protected Death Benefit Base)

●   No guarantee that the death benefit will become payable, that the amount paid would be greater than the standard death benefit, or that the increase in the death benefit (if any) will be more valuable than the additional fees you incur for the enhanced feature.

●   May be elected only at time of contract issue or on contract anniversary upon spousal continuation.

●   See Rate Sheet Supplement for terms applicable to new elections.

●   Restricted to owners of certain ages.

●   All withdrawals prior to the Protected Lifetime Income Period are withdrawals of your own Contract Value (not payments from our assets).

●   Protected Lifetime Income Period occurs, if ever, on the earlier of (a) the Latest Annuity Payout Date or (b) the date the Contract Value is reduced to zero for any reason other than a Pre-Lifetime Withdrawal or Excess Withdrawal.

●   Protected Death Benefit will terminate if Contract Value is reduced to $0 or you enter into the Protected Lifetime Income Period.

●   An additional fee applies to the Protected Death Benefit.

●   Only one Pre-Lifetime Withdrawal is available and can significantly reduce or terminate your future benefit. A reduction to your future benefit could be more than the amount withdrawn.

●   Fees may be increased after the Charge Freeze Period; opting out of a fee increase will affect the benefit and the Contract.

●   Maximum Protected Annual Withdrawal Rate depends on the age of the Covered Life at first withdrawal and deferral of withdrawals.

●   Roll-Ups to the Roll-Up Base do not apply after the Roll-Up Period expires.

●   Subsequent Purchase Payments after Benefit Year 1 will result in an adjusted Deferral Credit Rate to be added to the MPAW Rate, if applicable.

●   Excess Withdrawals during the Protected Lifetime Withdrawal Period may significantly reduce or terminate the Benefit. A reduction to your benefit could be more than the amount withdrawn.

●   Investment Requirements applies.

●   Purchase Payments may be subject to additional restrictions.

●   Joint Covered Lives option is not available.

●   Subject to termination conditions

Standard Benefits (automatically included in the Contract)

Name of Benefit	Purpose	Maximum Fee	Brief Description of Restrictions/Limitations
Return of Purchase Payment Death Benefit	Provides a Death Benefit upon the death of Annuitant that is at least the higher of: (a) the Contract Value and (b) the total amount you paid in, proportionally reduced for any withdrawals.	No additional charge

●   Replaced by the Protected Death Benefit if the Protector Optional Benefit is elected.

●   Terminates on annuitization.

●   Terminates if Contract Value is reduced to $0.

●   Withdrawals may significantly reduce or terminate benefit.

Enhanced Dollar-Cost Averaging	Automatically transfers a dollar amount from the EDCA Fixed Accumulation Account to the pre-selected Variable Portfolios on a monthly or quarterly basis.	No additional charge

●   Available only during the Accumulation Phase.

●   The minimum amount for each transfer is $300.

●   Transfers may monthly or quarterly for a 6 months or 12 month duration.

●   Transfers will not count towards the free transfer limit allowed per year.

●   Only applies to new Purchase Payments.

Rebalancing	Allows you to automatically reallocate your Contract Value among your Variable Portfolios on a periodic basis based on your allocation instructions	No additional charge	● Available only during the Accumulation Phase. ● Transfers are available quarterly, semi-annually, or annually. ● Transfers will not count towards the free transfer limit allowed per year.
Systematic Withdrawal	Allows you to receive periodic withdrawals from your contract	No additional charge

●   Available only during the Accumulation Phase.

●   Minimum withdrawal amount is $[ ].

●   Withdrawals may occur on a monthly, quarterly, semi-annual, or annual basis.

●   Participation in program may be restricted if an Optional Benefit is elected.

Optional Benefits

Below is a glossary of Optional Benefit terms and a summary of the key features of the Optional Benefits offered in your contract. The fees associated with the Optional Benefits are explained in the Fees and Charges the Company Deducts section.

Glossary

Benefit Date - The date that an Optional Benefit becomes effective.

Benefit Date Anniversary – A reoccurring date that occurs on the same date monthly, quarterly (a consecutive three (3) month period), or yearly from the Benefit Date.

Benefit Year - Beginning on the Benefit Date, each one (1) year period that an Optional Benefit remains in-force.

Charge Freeze Period - The period in which We guarantee that the Optional Benefit Fee will not change.

Covered Life – The person or persons whose lifetime withdrawals or income are guaranteed.

Deferral Credit Rate – A percentage added to the Maximum Protected Annual Withdrawal Rate, if Withdrawals are deferred for the Deferral Credit Period(s). For new Optional Benefit elections, the Deferral Credit Rate is provided in the Rate Sheet Supplement that must accompany this prospectus.

Deferral Credit Period – The period(s) of time after which the Deferral Credit Rate will be applied if Withdrawals are deferred.

Excess Withdrawal – Any Withdrawal that is taken in a Benefit Year after the Protected Lifetime Withdrawal Period has commenced and exceeds the greater of the Maximum Protected Annual Withdrawal or the Required Minimum Distribution amount calculated by the Company. An Excess Withdrawal will cause the Protected Benefit Base and the Maximum Protected Annual Withdrawal to be reduced, perhaps significantly, and may result in termination of the Optional Benefit.

Guaranteed Minimum Interest Rate (GMIR) – The minimum interest rate guaranteed to be credited to the Protected Fixed Account or the EDCA Fixed Account.

Investment Requirements - If you elect an Optional Benefit, you must be invested in accordance with certain requirements outlined in Appendix B – Optional Benefit Investment Requirements.

Maximum Annual Optional Benefit Fee Adjustment – The maximum rate the Optional Benefit Fee may be adjusted by in any Benefit Year, after the Charge Freeze Period. For new Optional Benefit elections, the Maximum Annual Optional Benefit Fee Adjustment is provided in the Rate Sheet Supplement that must accompany this prospectus.

Maximum Annual Protected Death Benefit Fee Adjustment – The maximum rate the Protected Death Benefit Fee may be adjusted by in any Benefit Year, after the Protected Death Benefit Charge Freeze Period. For new Optional Benefit elections, the Maximum Protected Death Benefit Fee Rate Adjustment per Benefit Year is provided in the Rate Sheet Supplement that must accompany this prospectus.

Maximum Optional Benefit Fee – The maximum rate that the Optional Benefit Fee may be increased to, after the Charge Freeze Period.

Maximum Protected Annual Withdrawal (MPAW) – The maximum amount that may be withdrawn each Benefit Year after entering the Protected Lifetime Withdrawal Period or the Protected Lifetime Income Period.

Maximum Protected Annual Withdrawal (MPAW) Rate – The percentage used to calculate the MPAW amount; it is an age-based percentage that is locked in at the commencement of the Protected Lifetime Withdrawal Period. For new Optional Benefit elections, the potential MPAW Rates are provided in the Rate Sheet Supplement that must accompany this prospectus.

Maximum Protected Death Benefit Fee – The maximum rate that the Protected Death Benefit Fee may be increased to, after the Protected Death Benefit Charge Freeze Period.

Optional Benefit Fee – The fee assessed for providing an Optional Benefit. For new Optional Benefit elections, the current Optional Benefit Fee is provided in the Rate Sheet Supplement that must accompany this prospectus.

Pre-Lifetime Withdrawal – A one-time only Withdrawal election to have the Withdrawal not treated as a Protected Lifetime Withdrawal. This must be taken, if at all, prior to the Protected Lifetime Withdrawal Period.

Protected Benefit Base – For an Optional Benefit, a value used to determine the fee and the maximum amount that may be withdrawn or taken as income each Benefit Year after entering the Protected Lifetime Income Period or the Protected Lifetime Withdrawal Period.

Protected Death Benefit – A death benefit equal to the greater of the Protected Death Benefit Base or the Contract Value. This term is only applicable to Protector.

Protected Death Benefit Base – The value used to determine the Protected Death Benefit. This term is only applicable to Protector.

Protected Death Benefit Charge Freeze Period - The period in which We guarantee that the Protected Death Benefit Fee will not change. This term is only applicable to Protector. For new Protector elections, the Protected Death Benefit Charge Freeze Period is provided in the Rate Sheet Supplement that must accompany this prospectus.

Protected Death Benefit Fee – The fee assessed for providing the Protected Death Benefit, in addition to the Optional Benefit Fee. This term is only applicable to Protector. For new Protector elections, the current Protected Death Benefit Fee is provided in the Rate Sheet Supplement that must accompany this prospectus.

Protected Lifetime Withdrawal – Any Withdrawal amount up to the greater of the MPAW or Required Minimum Distributions (RMD) amount, as applicable for a Benefit Year during the Protected Lifetime Withdrawal Period.

Protected Lifetime Withdrawal Period – Begins when the first Protected Lifetime Withdrawal is taken and continues until the Benefit is terminated or enters the Protected Lifetime Income Period.

Protected Fixed Account – A Fixed Account available only with the Optional Benefits, in which You are required to allocate to, and which earns a fixed rate of return.

Protected Lifetime Income Period – The period beginning at the earlier of the date the Contract Value is reduced to zero (0) not due to Excess Withdrawals or the Latest Annuity Payout Date during which Protected Lifetime Income payments are paid.

Protected Lifetime Income Amount – The annual income amount paid during the Protected Lifetime Income Period that is equal to the MPAW amount.

Roll-Up Calculation Base – The initial Protected Benefit Base plus any Subsequent Purchase Payments and reduced proportionally for the Pre-Lifetime Withdrawal or any Excess Withdrawals.

Roll-Up Period – Beginning on the Benefit Date, the maximum period of time that the Roll-Up Rate will apply. For new Optional Benefit elections, the Roll-Up Period is provided in the Rate Sheet Supplement that must accompany this prospectus.

Roll-Up Rate – The simple interest rate used to calculate the Roll-Up during the Roll-Up Period provided no Withdrawals (except the Pre-Lifetime Withdrawal) have occurred during the twelve-month period that follows the prior yearly Benefit Date Anniversary. For new Optional Benefit elections, the Roll-Up Rate is provided in the Rate Sheet Supplement that must accompany this prospectus.

Overview of Optional Benefits

This section describes the Level, Daily, Boost and Protector Optional Benefits, each of which may be elected for an additional charge. An Optional Benefit may be elected either at time of Contract issue or on a Contract Anniversary upon spousal continuation.

The Level, Daily, Boost, and Protector Optional Benefits guarantee, subject to certain restrictions, Protected Lifetime Withdrawals and Protected Lifetime Income. Protected Lifetime Withdrawals and Protected Lifetime Income payments are calculated by applying the applicable MPAW Rate plus the Deferral Credit Rate, if applicable, to your Protected Benefit Base, at the time we receive your request to exercise the benefit. Protector also provides a Protected Death Benefit, which replaces the standard death benefit. These benefits provide a minimum guarantee that may never come into effect.

If you elect an Optional Benefit at issue, the benefit’s effective date will be the Contract’s Issue Date. You can only have one Optional Benefit in effect at a time. All features will be based on the age of the Covered Life or younger covered life for joint benefits at that time. A Pre-Lifetime Withdrawal or Excess Withdrawal may result in a reduction or premature termination of these benefits. Before choosing a benefit, talk with your financial professional to find the one that best fits your financial goals.

The Optional Benefits do not guarantee investment performance. Please note that not all Optional Benefits or Variable Portfolios may be available through the broker-dealer with which your financial professional is affiliated. Please check with your financial professional for availability and additional restrictions. We reserve the right to discontinue any Optional Benefit. We may also make different versions of the Optional Benefits available for new purchasers. We reserve the right to limit additional Purchase Payments. If an Optional Benefit is elected, additional Purchase Payments after the first yearly Benefit Anniversary will be limited to $50,000 per Benefit Year without our prior approval. The total Protected Benefit Base for a Covered Life cannot exceed $10 million. This limit applies in aggregate across all contracts with a guaranteed living benefit you have with us and our affiliates, including contracts issued prior to January 2026.

Rate Sheet Supplement

For new Optional Benefit elections, the current Optional Benefit Fee, Maximum Protected Annual Withdrawal Rates for Single and Joint Covered Lives; Maximum Optional Benefit Fee Rate Adjustment; Charge Freeze Period; Protected Death Benefit Fee (Protector only); Maximum Protected Death Benefit Fee Rate Adjustment (Protector only); Protected Death Benefit Fee Charge Freeze Period (Protector only); Roll-Up Rate; Roll-Up Period; and Deferral Credit Rates are declared in a Rate Sheet Supplement. The Maximum Protected Annual Withdrawal Rates for Single and Joint Covered Lives, Maximum Optional Benefit Fee Rate Adjustment, Charge Freeze Period, Maximum Protected Death Benefit Fee Rate Adjustment (Protector only); Protected Death Benefit Fee Charge Freeze Period (Protector only); Roll-Up Rate; Roll-Up Period; and Deferral Credit Rates will apply for the life of the Optional Benefit. The Optional Benefit Fee and the Protected Death Benefit Fee (Protector only) may change after the Contract is issued.

The Rate Sheet Supplement indicates the deadline by which your application or Optional Benefit election form must be signed and dated to lock in those rates and terms.

We reserve the right to update the rates and terms at any time, in our sole discretion. New rates and terms may be higher or lower than the rates and/or percentages in the previous Rate Sheet Supplement.

A new Rate Sheet Supplement becomes effective at least 10 days after it is filed. We include a Rate Sheet Supplement with this prospectus. You may also obtain the most current Rate Sheet Supplement by contacting your financial representative, looking online at [insert website], or calling 888.925.6446.

Protected Benefit Base

If you elect to add an Optional Benefit when you first buy your contract, your initial Protected Benefit Base will be equal to your initial Purchase Payments on the Benefit Date. If you elect to add an Optional Benefit through Spousal Continuation, your initial Protected Benefit Base will be calculated as outlined in the Optional Benefit Spousal Continuation section.

Your Optional Benefits are based on the Protected Benefit Base, which is calculated on the yearly Benefit Date Anniversary for Level, Boost, and Protector and quarterly Benefit Date Anniversary for Daily and will equal the greater of the Step-Up Base or the Roll-Up Base. For Level, Boost, and Protector, your Protected Benefit Base will not be increased by both a Roll-Up and a Step-Up in a Benefit Year.

When you make a Subsequent Purchase Payment, your Protected Benefit Base will increase dollar for dollar on the date of the Purchase Payment. If you take a Pre-Lifetime Withdrawal or an Excess Withdrawal, your Protected Benefit Base will decrease proportionally (as described below) on the date of the withdrawal.

If you take an Excess Withdrawal or a Pre-Lifetime Withdrawal, your Protected Benefit Base will be reduced by the same percentage that your withdrawal reduced your Contract Value (see Impact of Excess Withdrawals and Pre-Lifetime Withdrawal sections). Your Protected Benefit Base is not the same as your Contract Value and it does not guarantee your investment performance.

The total Protected Benefit Base for a Covered Life cannot exceed $10 million. This limit applies in aggregate across all contracts with a guaranteed living benefit you have with us and our affiliates. We may limit the additional Purchase Payments to your contract.

Roll-Up Base

Your initial Roll-Up Base is equal to your initial Protected Benefit Base. When you make a Subsequent Purchase Payment, your Roll-Up Base and your Roll-Up Calculation Base will increase dollar for dollar on the date of the Purchase Payment. If you take a Pre-Lifetime Withdrawal or an Excess Withdrawal, your Roll-Up Base and Roll-Up Calculation Base will decrease proportionally (as described below) on the date of the withdrawal.

On your yearly Benefit Date Anniversary, we will calculate your Roll-Up Base as the sum of:

i.	Your most recent Roll-Up Base; and
ii.	Your Roll-Up Calculation Base multiplied by the Roll-Up Rate.

We will not increase your Roll-Up Calculation Base with any interest from your Roll-Up. If you make a Purchase Payment in the middle of the Benefit Year, the Roll-Up interest earned on the Purchase Payment is calculated using a prorated method based upon the number of days from the date of the Purchase Payment to the next Benefit Date.

You will only be eligible receive a Roll-Up to your Protected Benefit Base if:

i.	You do not take a withdrawal, other than a Pre-Lifetime Withdrawal, during the Benefit Year;
ii.	You are still in your Roll-Up Period;
iii.	The Roll-Up Base is greater than zero (0); and
iv.	You have not entered the Protected Lifetime Income Period.

After the Roll-Up Period, your Roll-Up Base will not change, except that it will increase dollar for dollar for any Purchase Payments, and will be reduced by the same percentage that your withdrawals reduced the Contract Value. The Roll-Up Base will continue to be compared to the Step-Up Base after the Roll-Up Period for purposes of calculating your Protected Benefit Base.

Please refer to Appendix D: Optional Benefit Examples for Roll-Up examples.

Step-Up Base

The initial Step-Up Base is equal to the initial Protected Benefit Base. On either the yearly Benefit Date Anniversary (for Level, Boost, or Protector) or quarterly Benefit Date Anniversary (for Daily), if the Contract Value is greater than the Step-Up Base, the Step-Up Base will be re-set to the Contract Value by one of two calculation methods based on the Optional Benefit you elect. If the Contract Value is lower than the prior Step-Up Base, the Step-Up Base will not change.

For Level, Boost, and Protector, the Step-Up Base will be reset to the Contract Value on the yearly Benefit Date Anniversary if the Contract Value is greater than the prior year’s Step-Up Base (the “Annual Step-Up Base”). For Daily, the Step-Up Base will be reset to the highest daily Contract Value from the past quarter on the quarterly Benefit Date Anniversary if the Contract Value is greater than the previous Step-Up Base (the “Daily Step-Up Base” and referred collectively with the Annual Step-Up Base as the “Step-Up Base”).

Purchase Payments will increase the Step-Up Base dollar-for-dollar when the Purchase Payments are made. If you make an Excess Withdrawal or a Pre-Lifetime Withdrawal, your Step-Up Base will be decreased by the same percentage your withdrawal decreased your Contract Value at the time of the withdrawal as described in the Pre-Lifetime Withdrawal and Excess Withdrawal sections.

Please refer to Appendix D: Optional Benefit Examples for Step-Up examples.

Pre-Lifetime Withdrawal

You may request one Pre-Lifetime Withdrawal without initiating the Protected Lifetime Withdrawal Period. The Pre-Lifetime Withdrawal will not lock in the MPAW Rate, will not stop the simple interest Roll-Up, and will not stop future Deferral Credits from being applied. However, the Pre-Lifetime Withdrawal will reduce the Protected Benefit Base, and consequently the MPAW amount calculated for subsequent years. The Pre-Lifetime Withdrawal will also reduce: the Contract Value by the amount of the withdrawal; the Return of Purchase Payment Death Benefit (if Protector has not been elected) as outlined in the Return of Purchase Payment Death Benefit section; and the Protected Death Benefit (if Protector has been elected) as outlined below. The Pre-Lifetime Withdrawal will be subject to the Withdrawal Charges provisions of the Contract. You cannot take a Pre-Lifetime Withdrawal after You initiates a MPAW. We will surrender Accumulation Units proportionally from the Variable Portfolios and the Protected Fixed Account as of the date of the withdrawal request is in Good Order.

A Pre-Lifetime Withdrawal will cause a proportionate reduction to the Protected Benefit Base, the Roll-Up Base, the Roll-Up Calculation Base, the Step-Up Base, and the Protected Death Benefit Base as follows:

Reduction to Protected Benefit Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Protected Benefit Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Roll-Up Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Roll-Up Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Roll-Up Calculation Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Roll-Up Calculation Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Step-Up Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Step-Up Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

Reduction to Protected Death Benefit Base	=	Gross dollar amount of the Pre-Lifetime Withdrawal	x	Current Protected Death Benefit Base prior to the Pre-Lifetime Withdrawal
Contract Value (prior to the Pre-Lifetime Withdrawal)

All Pre-Lifetime Withdrawal requests must be made on an AuguStar form which is available by contacting Customer Service. If you request a withdrawal without using the AuguStar form, the withdrawal request will be treated as an MPAW request and will not be treated as a request for the Pre-Lifetime Withdrawal. Pre-Lifetime Withdrawals are irrevocable.

Please refer to Appendix D: Optional Benefit Examples for Pre-Lifetime Withdrawal Examples.

Protected Lifetime Withdrawal

When you take your first Protected Lifetime Withdrawal, you will lock in your Maximum Annual Protected Withdrawal Rate and your Deferral Credit Rate, if applicable, and start your Protected Lifetime Withdrawal Period. Unless you request a one-time Pre-Lifetime Withdrawal, the first withdrawal you take will be considered a Protected Lifetime Withdrawal. A Protected Lifetime Withdrawal will reduce the Contract Value by the amount of the withdrawal. We will surrender Accumulation Units proportionally from the Variable Portfolios and the Protected Fixed Account as of the date of the withdrawal request is in Good Order.

The Protected Lifetime Withdrawal Period continues until:

(1)	The Optional Benefit is terminated in accordance with the Optional Benefit’s rider or the spousal continuation rider; or
(2)	When the Optional Benefit enters into the Protected Lifetime Income Period.

If you take a Protected Lifetime Withdrawal and you are still in the Roll-Up Period, you will not receive a Roll-Up in that Benefit Year. However, if you do not take a withdrawal during the Benefit Year and you otherwise qualify for a Roll-Up, you may receive a Roll-Up during the Protected Lifetime Withdrawal Period. Subsequent Purchase Payments submitted after the first Protected Lifetime Withdrawal will increase the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, and Step-Up Base by the amount of the Purchase Payment.

Protected Lifetime Income

The Protected Lifetime Income Period will begin if your Protected Benefit Base is greater than zero (0), on the earlier of:

(1)	The Latest Annuity Payout Date; and
(2)	The date that the Contract Value is reduced to (0) (other than by an Excess Withdrawal or a Pre-Lifetime Withdrawal).

When You enter the Protected Lifetime Income Period, You will immediately receive a payment equal to the excess, if any, of the then current MPAW amount over the total Withdrawals already taken during the Benefit Year. However, if You are making Systematic Withdrawals, the payments will continue until the MPAW amount for the Benefit Year has been reached. If the Systematic Withdrawals as scheduled will not exhaust the MPAW amount for the Benefit Year, You will immediately receive a payment equal to the excess of the then current MPAW over the total of Withdrawals already taken during the Benefit Year and those scheduled to continue for the remainder of the Benefit Year. You will then begin receiving the Protected Lifetime Income on the first (1st) day of the month following the yearly Benefit Date Anniversary of the Protected Lifetime Income Period payable until the death of the last Covered Life. Each monthly payment will equal one-twelfth (1/12th) of the then current MPAW amount.

Once an Optional Benefit has entered the Protected Lifetime Income Period, the terms of the Contract will be adjusted as follows:

1.	the Contract will provide only for the Optional Benefit, under which you will be entitled to payments of Protected Lifetime Income pursuant to the terms of the Optional Benefit ; and

2.	all other benefits under the Contract will terminate (e.g., the death benefit will terminate, and there will be no ability to annuitize).

Once the Optional Benefit has entered the Protected Lifetime Income Period, you will no longer be permitted to make Subsequent Purchase Payments or take withdrawals. Additionally, because there would be no Contract Value to annuitize, the lifetime payments under the Optional Benefit would become the only income stream remaining in the Contract.

Maximum Protected Annual Withdrawal

The MPAW amount is the maximum amount that can be withdrawn from the Contract during a Benefit Year of the Protected Lifetime Withdrawal Period without reducing the Protected Benefit Base. For new Optional Benefit elections, the potential MPAW Rates are provided in the Rate Sheet Supplement that must accompany this prospectus.

The MPAW Rate is determined as follows:

(1)	For a single covered life, the MPAW Rate is determined based on the age of the Annuitant at the time of the first Protected Lifetime Withdrawal.
(2)	For joint covered lives (if applicable), the MPAW Rate is determined based on the younger covered live at the time of the first Protected Lifetime Withdrawal.

The MPAW Rate will not change for the life of the Benefit after it is established; however, the MPAW amount may change if the Protected Benefit Base changes. Boost offers two applicable MPAW Rates, one for the Protected Lifetime Withdrawal Period (which will generally be relatively higher than the MPAW Rates for Level, Daily, and Protector), and a lower MPAW Rate for the Protected Lifetime Income Period. As a result, if you elect Boost, your annual benefit will be lower upon entering the Protected Lifetime Income Period, but the ability to take higher Protected Lifetime Withdrawals during the Protected Lifetime Withdrawal Period may increase the likelihood of reaching the Protected Lifetime Income Period.

The MPAW, when withdrawn through Protected Lifetime Withdrawals, will reduce the Contract Value and Death Benefit (unless Protector is elected, as further explained below).

During the Protected Lifetime Withdrawal Period, the MPAW amount will be calculated as follows:

Maximum Protected Annual Withdrawal amount	=	(MPAW Rate + Deferral Credit Rate, if applicable and adjusted to apply only to Purchase Payments made in the first Benefit Year as described in the Deferral Credit section)	x	Protected Benefit Base

You can elect to set up Systematic Withdrawals or request each MPAW separately. All Protected Lifetime Withdrawals must be made on an AuguStar form by contacting the Service Center.

The MPAW is non-cumulative. You may not take all or any portion of a previous Benefit Year’s MPAW amount in a subsequent Benefit Year without causing an Excess Withdrawal that will reduce the Protected Benefit Base.

Note: The Code requires IRAs, SEP IRAs, Simple IRAs, and Investment-Only Contracts to begin distributions no later than April 1 of the calendar year following the calendar year in which you reach age 73 (age 72 if born after June 30, 1949 and before January 1, 1951, or age 70 ½ if born before July 1, 1949). If you are subject to minimum required distribution rules, you may not be able to take advantage of the MPAW Rates available at higher age bands if distributions are taken from the contract to meet the Code requirements. If you elect not to take minimum required distributions from the contract, i.e., they take minimum required distributions from other sources, you may be able to take advantage of MPAW Rates at the higher age bands. Consult a qualified tax advisor for more information.

Please refer to Appendix D: Optional Benefit Examples for MPAW examples.

Deferral Credit

If you take your first Protected Lifetime Withdrawal after an applicable Deferral Credit Period, a Deferral Credit Rate will be added to the MPAW Rate. Different Deferral Credit Rates may apply to different Optional Benefits and Deferral Credit Periods. The Deferral Credit Rates and Deferral Credit Periods are disclosed in the Rate Sheet Supplement that is attached to the front of this prospectus.

The Deferral Credit Rate is only applicable to the Purchase Payments made in the first Benefit Year and if Subsequent Purchase Payments are made after the first Benefit Year, the Deferral Credit Rate will be reduced as follows:

Adjusted Deferral Credit Rate	=	Deferral Credit Rate	x	Purchase Payments made in the first Benefit Year

Total Purchase Payments

The Deferral Credit Rate or reduced Deferral Credit Rate will then be added to the MPAW Rate as outlined in the Maximum Protected Annual Withdrawal section.

Please refer to Appendix D: Optional Benefit Examples for Deferral Credit examples.

Optional Benefits Required Minimum Distribution (“RMD”)

Withdrawals made under this Contract may be utilized to satisfy RMDs as long as the following conditions are met:

1.	The Contract is a Qualified Contract;
2.	It is subject to the minimum distribution requirements under the RMD regulations under the IRC;
3.	It is the calendar year following the year in which you reach the required beginning Age as defined by the IRC;

4.	You provide us with the prior year’s December 31 Contract Value if Purchase Payments are funds from another contract;
5.	The Protected Lifetime Withdrawal Period has started;
6.	The RMD amount is calculated by us; and
7.	The total amount of withdrawal does not exceed (a) or (b):
(a)	Is the remaining MPAW from January first (1st) through the yearly Benefit Date Anniversary; and
(b)	Is the greater of the MPAW and the RMD, from the yearly Benefit Date Anniversary through December thirty-first (31st).

Like any other withdrawal, RMDs will reduce the Contract Value by the withdrawal amount.

RMDs are calculated on a calendar year basis while your MPAW amount is calculated on a Benefit Year basis. To elect monthly RMDs, you must provide us Notice on or before January 25 of the calendar year. Monthly payment dates must be on or before the 25th day of each month. If the date you elect is not the end of a Valuation Period (generally, a day when the NYSE is open), we will make the payment on, and as of, the end of the next applicable Valuation Period. If you elect monthly RMDs, we will automatically pay you the greater of your RMD or your MPAW on a monthly basis. Once you elect monthly RMDs, you cannot revoke it. You may elect to not take monthly withdrawals by providing us with Notice, but you will not be able to take that withdrawal later and still have it qualify as an RMD. If you do later take such withdrawal, the entire withdrawal will be considered an Excess Withdrawal.

If you die and your spouse elects to continue the contract, the spouse may revoke monthly RMDs by providing Notice to us within 30 days of the later of the date of spousal continuation or December 31 of the calendar year in which you died. If your spouse revokes monthly RMDs, he or she may elect monthly RMDs in the future when he or she is required to take RMDs from the Contract. If your spouse continues the contract, is eligible for monthly RMDs and does not revoke monthly RMDs, he or she will continue to receive monthly RMDs with the applicable RMD amount based on the continuing spouse’s age beginning in the calendar year after you die.

AuguStar reserves the right to modify or eliminate RMDs if there is any change to the Code or IRS Rules relating to required minimum distributions, including the issuance of relevant IRS guidance. If AuguStar exercises this right, AuguStar will provide notice to you and any withdrawals in excess of the MPAW amount will reduce the Protected Benefit Base.

Impact of Excess Withdrawals

During the Protected Lifetime Withdrawal Period, you are permitted to withdraw Contract Value in excess of that year’s MPAW amount (an Excess Withdrawal) provided the Contract Value is greater than $0. However, Excess Withdrawals will reduce your benefit, perhaps significantly. Excess Withdrawals will proportionately reduce the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base (if applicable). Each of these reductions could be greater than the amount of the Excess Withdrawal.

Immediately upon taking an Excess Withdrawal, the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base will be reduced as follows:

Reduction to Protected Benefit Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Protected Benefit Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Roll-Up Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Roll-Up Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Roll-Up Calculation Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Roll-Up Calculation Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Step-Up Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Step-Up Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

Reduction to Protected Death Benefit Base	=	Gross dollar amount of the Excess Withdrawal	x	Current Protected Death Benefit Base prior to the Excess Withdrawal
Contract Value (prior to the Excess Withdrawal)

In situations where the Protected Benefit Base exceeds the Contract Value, the Excess Withdrawal will typically result in a greater reduction to the Protected Benefit Base than the Excess Withdrawal’s dollar value.

Please refer to Appendix D: Optional Benefit Examples for Excess Withdrawal examples.

Please also refer to the RMD section above for Excess Withdrawals for the sole purpose of meeting the Internal Revenue Code’s required minimum distributions for this contract.

Optional Benefit Spousal Continuation

If Spousal Continuation is available as outlined in the Spousal Continuation section, the surviving spouse may have the option to continue or re-add an Optional Benefit. Spousal Continuation of an Optional Benefit must be elected within 28 days of us receiving proof of death.

The Continuation Date is the date we receive, in Good Order:

(a)	The surviving spouse’s written request to continue the Contract; and
(b)	Due Proof of Death.

Single Covered Life

If the Optional Benefit provided for a single Covered Life, the surviving spouse may:

1.	Continue the Contract without an Optional Benefit; or
2.	Add an Optional Benefit after the Continuation Date.

If an Optional Benefit is available and added by the surviving spouse, the new Benefit Date will be the Contract Anniversary after the surviving spouse elects the Optional Benefit. The surviving spouse’s initial Protected Benefit Base will be the Contract Value on the new Benefit Date. The Optional Benefit will be added based on the terms, including fees, features and withdrawal rates, in effect on the new Benefit Date and will be based on the surviving spouse’s age will be used to determine the MPAW Rate.

Joint Covered Lives

If the Optional Benefit provided for joint Covered Lives, the surviving spouse may continue the Optional Benefits subject to the following conditions:

1.	The surviving spouse elects to continue the Optional Benefit within the maximum spousal continuation election period; and
2.	No previous surviving spouse elected spousal continuation.

The maximum spousal continuation election period begins after we receive Due Proof of Death and will be shown in your Contract Specifications.

Under the spousal continuation of a joint Covered Life, the initial Protected Benefit Base will equal the greater of:

(a)	The Contract Value after applying any applicable Death Benefit Adjustment; or
(b)	The Protected Benefit Base as of the Continuation Date.

The MPAW rate will depend on whether the death occurred before or after the Contract entered the Protected Lifetime Withdrawal Period. If the death occurs before the Contract entered the Protected Lifetime Withdrawal Period, we will use the surviving spouse’s age to determine the MPAW Rate. If the death occurs after the Contract entered the Protected Lifetime Withdrawal Period, the MPAW Rate will not change.

StarStream Level, Boost, Daily, and Protector

The StarStream Level, Boost, Daily, and Protector Optional Benefits are substantially similar Optional Benefits; however, the Optional Benefits offer distinct benefits based on differences in applicable Roll-Up Rate, Roll-Up Crediting Period, MPAW Rates, Deferral Credits and Investment Requirements, as discussed below. Protector also provides a Protected Death Benefit.

Level, Boost, Daily, and Protecter provide for Protected Lifetime Income and Protected Lifetime Withdrawals up to the MPAW amount each year, even after the Contract Value is equal to zero (0), provided that you do not deplete the Protected Benefit Base by taking Excess Withdrawals and does not make certain assignments or Contract Owner changes. Investment Requirements apply and you will be automatically enrolled in Rebalancing to meet the Investment Requirements.

Level, Boost, and Daily provide for single and joint Covered Lives. Protector only provides for a single Covered Life. For Level, Boost, and Daily, the Covered Life is the Annuitant, who must also be an Owner.  If You choose the joint Covered Lives benefit option, the Covered Lives are the Annuitant and their spouse on the Benefit Date. The spouse must be a named Joint Owner or the Primary Beneficiary. The MPAW Rate will be determined using the age of the younger Covered Life. For Protector, the Covered Life is the Annuitant, who must also be an Owner.

Level

The base version among the Optional Benefit. Level provides level Protected Lifetime Withdrawals and Protected Lifetime Income. On the yearly Benefit Date Anniversary, your Protected Benefit Base is set to the greater of the Annual Step-Up Base or the Roll-Up Base.

Boost

Boost provides the benefits of Level for the Protected Lifetime Withdrawals and Protected Lifetime Income Amounts, but provides a higher MPAW rate in the Protected Lifetime Withdrawal Period than in the Protected Lifetime Income Period. On the yearly Benefit Date Anniversary, your Protected Benefit Base is set to the greater of the Annual Step-Up Base or the Roll-Up Base.

Please refer to Appendix D: Optional Benefit Examples for the Boost feature example.

Daily

Daily provides the benefits of Level for the Protected Lifetime Withdrawals and Protected Lifetime Income Amounts but also provides more opportunities for Step-Ups. On the quarterly Benefit Date Anniversary, your Step-Up Base is set to the highest daily Contract Value for the past quarter (the Daily Step-Up Base) adjusted for any Pre-Lifetime or Excess Withdrawals. On the quarterly Benefit Date Anniversary, your Protected Benefit Base is set to the greater of your Daily Step-Up Base or your Roll-Up Base. Your Roll-Up Base is updated once per year, on the yearly Benefit Date Anniversary.

Please refer to Appendix D: Optional Benefit Examples for the Daily feature example.

Protector

Protector provides the benefits of Level for the Protected Lifetime Withdrawals and Protected Lifetime Income, but also provides a Protected Death Benefit which will not be reduced for Protected Lifetime Withdrawals. Unlike Boost, Daily, Level, there can only be a single Covered Life on Protector.

When the Covered Life dies, the Beneficiary will receive the Protected Death Benefit equal to the greater of:

(a)	the Contract Value; or
(b)	the Protected Death Benefit Base.

The initial Protected Death Benefit Base is equal to initial Purchase Payments. The Protected Death Benefit Base will increase for any Purchase Payments by the dollar amount and will be reduced proportionally for the Pre-Lifetime Withdrawal or Excess Withdrawals. The Protected Death Benefit Base will not be reduced for Protected Lifetime Withdrawals.

The Protected Death Benefit will no longer apply when the Contract enters the Protected Lifetime Income Period and/or if the Contract Value equals zero (0).

Please refer to Appendix D - Optional Benefit Examples for the Protector feature example.

Optional Benefit Risks

You should not elect an Optional Benefit if the guaranteed lifetime withdrawal benefit described in this section is not appropriate for you based on your financial goals and risk tolerances. Each Optional Benefit is designed to help protect against the risk of poor investment performance and the risk of outliving your contract value. However, there is no guarantee that an Optional Benefit will be sufficient to meet your future income needs, and there is no guarantee that you will realize any financial benefit. If you select an Optional Benefit, you will pay additional fees. After the Charge Freeze Period, we may increase these fees up to the maximum charge. Your fees may be relatively higher if you select an Optional Benefit with enhanced features (Boost, Daily, Protector) or a joint life payout. The benefit provided by an Optional Benefit may ultimately be less valuable than the fees you incurred.

Withdrawals under an Optional Benefit are taken from your own contract value until your contract value is reduced to zero, if ever. If your contract value is never reduced to zero for a reason other than a Pre-Lifetime Withdrawal or Excess Withdrawal during the Accumulation Phase, you will not enter the Protected Lifetime Income Period until the Latest Annuity Payout Date. If you do not take the MPAW each Benefit Year during the Protected Lifetime Withdrawal Period, your chances of entering the Protected Lifetime Income Period decreases. There may be minimal chance of outliving your contract value and receiving Protected Lifetime Income Amounts from us.

All withdrawals under an Optional Benefit – i.e., Pre-Lifetime Withdrawal, Protected Lifetime Withdrawals, Excess Withdrawals – may result in taxes, and tax penalties, as well as other negative consequences (e.g., significant reductions in the death benefit, reduced likelihood of Step-Ups, reduced or precluded Roll-Ups). A Pre-Lifetime Withdrawal or Excess Withdrawal may be subject to withdrawal charges. In addition, a Pre-Lifetime Withdrawal or Excess Withdrawal may significantly reduce your benefit. A Pre-Lifetime Withdrawal or Excess Withdrawal will proportionately reduce the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base (if applicable). Each of these reductions could be greater than the amount of the Pre-Lifetime Withdrawal or Excess Withdrawal. If a Pre-Lifetime Withdrawal or Excess Withdrawal reduces your contract value to zero, your contract and the Optional Benefit will immediately terminate.

You should carefully consider when to take your first Protected Lifetime Withdrawal. When you take your first Protected Lifetime Withdrawal, you will lock in your Maximum Annual Protected Withdrawal Rate, including any applicable Deferral Credit Rate. Generally, the longer you defer your first Protected Lifetime Withdrawal, the higher your Maximum Annual Protected Withdrawal Rate will be. However, the longer you defer your first Protected Lifetime Withdrawal, the less time you will have to benefit from the Optional Benefit because as time passes, your life expectancy is reduced. There is no way to know when the best time for your first Protected Lifetime Withdrawal.

If you elect an Optional Benefit, you must be invested in accordance with certain requirements outlined in Appendix B – Optional Benefit Investment Requirements.  We impose Investment Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under an Optional Benefit. Certain Portfolio Companies included in the Investment Requirements, including Portfolio Companies managed by an advisor affiliated with us, employ risk management strategies that are intended to control the portfolio’s overall volatility, and for some Portfolio Companies, to also reduce the downside exposure of the portfolios during significant market downturns. These Portfolio Companies are included under Investment Requirements in part because the reduction in volatility helps us to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under an Optional Benefit. At the same time, risk management strategies in periods of high market volatility or other market conditions, could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any Optional Benefit that is tied to investment performance. You should consult with your financial professional to determine whether these Portfolio Companies align with your investment objectives.

If you elect an Optional Benefit, you may enter the income phase by annuitizing the contract; however, your Optional Benefit will terminate and your remaining Contract Value will be applied to the selected annuitization option. Generally, if you own an Optional Benefit, you should not elect to annuitize the contract before the Latest Annuity Payout Date unless the annual Annuity Income Payments would be greater than your MPAW under the Optional Benefit. If your contract is still in the Accumulation Phase on the Latest Annuity Payout Date, your Optional Benefit will automatically enter the Protected Lifetime Income Period and your remaining contract value will be forfeited to us. Alternatively, you could elect to annuitize your contract and apply your remaining contract value to an annuity option.

Investment Requirements and Rebalancing

If you elect an Optional Benefit, you must allocate your Purchase Payments in accordance with Appendix B – Optional Benefit Investment Requirements. We may revise the Optional Benefit Investment Requirements for any existing contract to the extent that Variable Portfolios are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you in writing of any changes to the Optional Benefit Investment Requirements.

Rebalancing will be mandatory if you elect an Optional Benefit. We will automatically enroll you into Rebalancing as outlined in the Rebalancing Section to ensure that your allocations continue to comply with the Optional Benefit Investment Requirements. Rebalancing will be mandatory if you elect an Optional Benefit. You can modify your rebalancing instructions, as long as they are consistent with the Optional Benefit Investment Requirements, by calling 888.925.6446.

We will not rebalance amounts in the Protected Fixed Account or the EDCA Fixed Account under the Rebalancing program.

Standard Benefits

Death Benefit

The standard Death Benefit is included at no extra cost. For an additional charge, you may add one of the Contract’s “Protector” Optional Benefit which includes the Protected Death Benefit that replaces the standard Death Benefit.  Once you elect a Death Benefit, you cannot change your choice.  Except as provided by the Protector Optional Benefit (if elected), no Death Benefit will be paid upon the Annuitant’s death if the Contract Value falls to zero.

Return of Purchase Payment Death Benefit

If the Annuitant dies prior to the Annuity Payout Date, we will pay a Death Benefit to the Beneficiary upon our receipt of Due Proof of Death.  The Return of Purchase Payment Death Benefit will equal the greater of:

a.       the Contract Value on the date we receive Due Proof of Death; or

b.       Your total Purchase Payments reduced for any withdrawals (including but not limited to a Pre-Lifetime Withdrawal, Excess Withdrawals, and Protected Lifetime Withdrawals) in the same proportion that the Contract Value is reduced on the date of the withdrawal.

The Death Benefit Adjustment amount is equal to the difference between (a) and (b) if (b) exceeds (a) on the Death Benefit Adjustment Valuation Date.  If (a) exceeds (b) on the Death Benefit Adjustment Valuation Date, then there will be no Death Benefit Adjustment.

The Death Benefit Adjustment Valuation date is the earlier of:

i.       the date we receive proof the Annuitant died; or

ii.       90 days after the Annuitant’s death.

We will allocate the Death Benefit Adjustment amount to the money market portfolio from the time we receive Due Proof of Death until we receive all the required documentation to process a death benefit claim.   The remaining Contract Value will remain allocated as selected by you.

If your Contract Value is reduced to zero or the Annuitant dies after Annuity Income Payments have started, the Return of Purchase Payment Death Benefit will no longer be available.

Example:

On July 1, before her Annuitization Date, Jean passes away. The contract has a Return of Purchase Payment Death Benefit, she put $10,000 into the Contract, and she made no withdrawals. Her Contract Value has decreased to $8,000 on the death benefit adjustment date; however, her Return of Purchase Payment Death Benefit paid would still be $10,000—because her Purchase Payments are guaranteed. The death benefit adjustment amount would be $2,000.

We receive notice of Jean’s death on July 1 but do not receive all the required documentation until September 1. As a result, the $2,000 death benefit adjustment amount would be allocated to the money market portfolio until the death claim is paid.

In a declining market, taking withdrawals can reduce your Return of Purchase Payment Death Benefit by more than you expect. This is because the Return of Purchase Payment Death Benefit is reduced by the same percentage that your Contract Value is reduced when you make a withdrawal. If your Contract Value is already lower due to market losses, your Return of Purchase Payment Death Benefit may be reduced by more than the actual dollar amount you withdrew.

Protected Death Benefit

If you elect the “Protector” Optional Benefit for an additional charge, it will include an enhanced death benefit (Protected Death Benefit) that replaces the standard death benefit. See Optional Benefits – Protector for additional information. Please refer to Appendix D - Optional Benefit Examples for the Protected Death Benefit feature example.

Payment of Death Benefit

Your Beneficiary and payment

You designate your Beneficiary when you apply for your contract. You can change your Beneficiary while you are alive, and the contract is in force. If the Annuitant dies before the Annuity Payout Date, your Beneficiary will receive a Death Benefit.

Unless you elect Owner Directed Payout as further described below, the Beneficiary(ies) will have the following settlement options:

-	Five Year Continuance - Beneficiary can choose to receive a death benefit in installments over a period of up to five years from the Annuitant’s date of death. However, the entire amount must be fully paid within that five-year period. If the Annuitant has reached the required beginning date for RMDs, this option is unavailable for Qualified Contracts.
-	Ten Year Continuance - Beneficiary can choose to receive a death benefit in installments over a period of up to ten years from the Annuitant’s date of death. However, the entire amount must be paid out within that ten year period. If the Annuitant had reached the required beginning date for RMDs, the Beneficiary must receive a portion of the benefit each year before the final year, following the IRC rules—unless an exemption applies. These annual payments must meet minimum distribution requirements. Taking too little or too much could lead to tax penalties. This option is only available on Qualified Contracts.

-	Beneficiary Stretch - Beneficiary can choose to receive the death benefit through annual RMDs, based on IRC rules. This option must be selected within 12 months of the Annuitant’s death. The amount and duration of these yearly payments must follow federal tax regulations. For Qualified Contracts, the Beneficiary must be: (a) the Annuitant’s surviving spouse; (b) no more than 10 years younger than the annuitant; (c) the Annuitant’s minor child (but not grandchild); or (d) disabled or chronically ill.
-	Immediate Annuitization – Beneficiary may annuitize. This option must be selected within 12 months of the Annuitant’s death.
-	Lump Sum Distribution - Beneficiary may elect a lump sum distribution.

If no settlement option is selected within 5 years of the Annuitant’s death, the default will be a full withdrawal of the Contract Value without a Withdrawal Charge. If there are multiple Beneficiaries, all must agree on a settlement option; if there is no agreement, the death benefit will be paid in lump sums to all Beneficiaries proportionally.

If the owner dies before the Annuity Payout Date:

1.	The full value of the contract must be distributed within five years of their death;
2.	Within one year of the owner’s death, the contract must start making regular payments (annuitized) based on the life expectancy of the new owner; or
3.	If the owner’s spouse becomes the new owner, the contract can continue in the spouse’s name without needing to distribute or annuitize right away.

If the owner dies before the Annuitant, ownership will pass in the following order:

1.	Any other surviving owner(s);
2.	Any surviving Beneficiary;
3.	Any surviving contingent Beneficiary;
4.	Any surviving second contingent Beneficiary, where applicable; and
5.	owner’s estate.

Enhanced Dollar Cost Averaging

Enhanced Dollar Cost Averaging (“EDCA”) program allows you to transfer amounts from the EDCA Fixed Account to your pre-selected Variable Portfolios on either a monthly or quarterly basis. With this program, you benefit from the ability to invest in Variable Portfolios over time, which may smooth out the effects of market volatility. We do not guarantee EDCA will result in profit or protect you from losses.

You may elect to participate in EDCA at the time of the application or when you make Subsequent Purchase Payments. The minimum amount to be dollar cost averaged is $300 per transfer. We may offer different time periods for Subsequent Purchase Payments and for transfers of Contract Value. State variations may exist.

Once elected, your Purchase Payments will transfer according to the EDCA program for either six or twelve months, depending on the period you choose.

An EDCA transfer will not count towards your yearly free transfer limit of 25 transfers. If you allocate Subsequent Purchase Payments to the EDCA Fixed Account, a new program duration will start at the time of a Subsequent Purchase Payment.

If a withdrawal exceeds the amounts allocated to the Variable Portfolios, the EDCA program will be terminated. If you cancel the EDCA program or if the EDCA program is terminated, your remaining Purchase Payment allocated in the EDCA Fixed Account will be allocated according to your allocation instructions. We reserve the right to discontinue or modify this program at any time.

Example:

Jean elects to participate in the EDCA program and transferred $18,000 into the EDCA Fixed account. She would like the EDCA transfer to be allocated monthly as follows over a 12-month period: $500 to Variable Portfolio L and $1,000 to Variable Portfolio M. For 12 months, we will automatically transfer $1,500 from the EDCA Fixed account and allocation $500 to Variable Account L and $1,000 to Variable Account M.

Rebalancing

Rebalancing is the automatic reallocation of Contract Value to the Variable Portfolios on a predetermined percentage basis. With this program, you benefit from the ability to maintain your desired allocation percentage in the designated Variable Portfolios. We do not guarantee Rebalancing will result in profit or protect you from losses.

Rebalancing is not available for assets held in the Protected Fixed Account and the EDCA Fixed Account. Rebalancing requests may be terminated upon request unless it is required for an Optional Benefit. Currently, there is no additional charge for Rebalancing.

Rebalancing occurs quarterly, semi-annually, or annually. Rebalancing transfers will not count towards the free transfer limits.

Spousal Continuation

If the owner and the Annuitant are the same person, his or her surviving spouse may choose to continue the contract through spousal continuation. If the owner and the Annuitant are different people, the surviving spouse may only elect spousal continuation if there is no other surviving owner.

To elect spousal continuation, the surviving spouse must submit a written request to continue the Contract and due proof of death.

If the surviving spouse decides to continue the contract:

-	No death benefit is paid out immediately.
-	Instead, the value of the Death Benefit becomes the starting amount for the continued contract.
-	All future benefits will be based on the spouse’s age at the time they take over the contract.

Only one spousal continuation is allowed per contract. After the spouse passes away, the contract may qualify for another Death Benefit adjustment.

If the Contract has an Optional Benefit, please see the section Optional Benefit Spousal Continuation for more details.

Owner Directed Payout

You can decide how your death benefit is paid to your Beneficiary, as long as it complies with applicable laws. If you set these instructions in advance, your Beneficiary generally cannot change them.

Your options for this include:

-	Annuitization (Non-Qualified Contracts) - You can choose to have the benefit paid in equal installments over 5 to 10 year. Payments can be monthly (default), quarterly, semi-annual, or annual.
-	Beneficiary Stretch (Non-Qualified Contracts) - This option allows the Beneficiary to stretch payments over time, but it’s only available if there is only one Beneficiary on the contract.

However, there are important conditions to be aware of:

-	Timing Requirement: According to current federal tax rules, your chosen payout method (like an annuity) will only be applied if the death benefit begins to be paid within one year of your death. If your Beneficiary doesn’t provide all required information in time, the payout may not happen as planned.
-	Legal Compliance: Your instructions will not be followed if they conflict with federal tax laws or other applicable regulations.
-	Contract Continuation: If your Beneficiary or a successor owner continues the contract under certain options, they may be allowed to change your original payout instructions.

Systematic Withdrawals

Systematic Withdrawals provide for automatic periodic withdrawal of your Contract Value. They are available prior to the Latest Annuity Payout Date. Systematic Withdrawals are subject to applicable Withdrawal Charges and may be restricted if an optional Living Benefit is elected.

Fees and Charges the Company Deducts

We may deduct the following fees and expenses if applicable from your Contract, as described later in this section.

●	Mortality and Expense Fee
●	Administrative Fee
●	Contract Fee
●	Transfer Fee
●	Withdrawal Charges
●	Optional Living Benefit Fees
●	Optional Protected Death Benefit Fee

In addition, if you invest in a Variable Portfolio, you will bear the expenses of the underlying Portfolio Company.

Fees, charges, and expenses reduce your investment return.

We intend to profit from the Contract’s sale. Our profit may be gained from a variety of pricing factors such as the fees and charges assessed, and amounts we receive from an Portfolio Company, its investment advisors and/or subadvisors (or affiliates thereof). The fees, charges and profit we receive may be used for any corporate purpose including supporting marketing, distribution and/or administration of the Contract.

Mortality and Expense Fee, and Administrative Fee

We assess a Mortality and Expense Fee equal to an annualized rate of 1.10% of the Daily Net Assets allocated to the Variable Portfolios. We assess an Administrative Expense Fee equal to an annualized rate of 0.2% of the Daily Net Assets allocated to the Variable Portfolios. These fees are deducted from the Variable Portfolios daily and will be reflected in the Variable Portfolios’ accumulation unit values. These fees will not apply to amounts allocated to the Protected Fixed Account or the EDCA Fixed Account.

These fees compensates us for:

●	Providing insurance benefits under the Contract, including the Contract’s Death Benefit;
●	Assuming the risk that Annuitants may live longer than assumed; and
●	Guaranteeing that fees will not increase beyond the maximum fee stated regardless of actual expenses.

These fees also reimburses us for administrative costs we incur from providing Contract benefits, including preparing the Contract and prospectus, confirmation statements, annual account statements, annual reports, legal and accounting fees, and various related expenses. We may realize a profit from these fees.

Contract Fee

We assess a $50 Annual Contract Fee on each Contract Anniversary and upon full withdrawal of the Contract. This fee reimburses us for administrative expenses involved in issuing and maintaining the Contract. If on any Contract Anniversary (or on the date of a full surrender) the Contract Value is $50,000 or more, we will waive this Contract Fee.

This fee will be taken proportionally from each Variable Portfolio and the Protected Fixed Account based on the value in each compared to the total Contract Value. This fee will not be deducted from the EDCA Fixed Account.

Transfer Fee

We permit 25 free transfers between your Variable Portfolios each Contract Year. This limit does not apply for transfers made pursuant to our Enhanced Dollar Cost Averaging program or our Rebalancing program. We may charge you $25 for each additional transfer over 25 in a Contract Year. The transfer fee compensates us for the cost of processing your transfer.

Withdrawal Charge

If any part of the Contract is withdrawn during the Withdrawal Charge Period, we may assess a Withdrawal Charge. The Withdrawal Charge is assessed before any other charges or fees are assessed and is calculated by multiplying the applicable Withdrawal Charge Rate (noted in the following table) by the amount of Purchase Payments withdrawn. The Withdrawal Charge is then deducted from the withdrawal amount paid and will reduce your investments in the Variable Portfolios and the Protected Fixed Account, proportionally. Alternatively, you may request withdrawals from specific Variable Portfolios (unless you have elected an Optional Benefit).

The Withdrawal Charge applies as follows:

Number of completed years from date of Purchase Payment	0	1	2	3	4	5	6	7+
Withdrawal Charge Rate	8%	8%	7%	6%	5%	4%	3%	0%

For purposes of calculating the Withdrawal Charge, withdrawals are considered to come first from earnings and then from the oldest Purchase Payment made to the Contract, then the next oldest Purchase Payment, and so forth. However, for tax purposes, per IRS requirements, your withdrawals are considered as coming first from taxable earnings, then from Purchase Payments, which are not taxable if your contract is Non-Qualified. Withdrawals taken before age 59 ½ may be subject to a 10% federal tax penalty.

The Withdrawal Charge is used to cover sales expenses, including commissions, production of sales materials, and other promotional expenses.

Waiver of the Withdrawal Charge

The maximum amount you can take as a withdrawal annually without a Withdrawal Charge (a “Free Withdrawal”) is the greatest of:

(1)	10% of Purchase Payments that are still subject to the Withdrawal Charge (which is equal to the total Purchase Payments subject to the Withdrawal Charge minus Purchase Payments previously withdrawn that were subject to the Withdrawal Charge);

(2)	Any amount withdrawn to meet the IRC’s Required Minimum Distributions; or

(3)	For those contracts with the Level, Daily, Protector and Boost Benefits, withdrawals up to the MPAW Amount.

The Free Withdrawal is non-cumulative, meaning, if you do not take a Free Withdrawal one year, you cannot take that amount a subsequent Contract Year.

Additionally, a Withdrawal Charge will not be assessed if:

(1)	The Contract is annuitized after it has been in force for at least two years;
(2)	A Death Benefit is paid; or
(3)	The withdrawal is taken pursuant to the Nursing Home Waiver, if permitted in your state.

The Free Withdrawal does not apply to the Full Withdrawal of the Contract, which includes (for the purposes of calculating the Free Withdrawal):

(1)	Multiple Withdrawals taken within a Contract Year that deplete the entire Contract Value; or
(2)	A Single net Withdrawal of 90% or more of the Contract Value.

Nursing Home Waiver

The Contract includes a Nursing Home Waiver at no additional charge. This benefit may not be available in every state and may depend on the Annuitant’s age.

Under this waiver, we will not assess a withdrawal charge if:

(1)	The first Contract Anniversary has passed; and
(2)	Annuitant has been confined to a hospital, nursing care, or nursing facility for at least a 30-day continuous period.

We must receive the request for the withdrawal and proof of confinement while the Annuitant is confined or within 90 days after the Annuitant is discharged from the facility.

Premium Taxes

Depending on your state, a premium tax or some similar charge may be levied based on the amount of your annuity Purchase Payments. We will deduct from your Contract Value the amount of any applicable premium taxes or similar assessment charged by any state or other governmental entity. While the rates are subject to change, the range for the premium tax is currently between 0.0% and 5.0%. If a charge is assessed, we will deduct that amount from your Contract Value at the time the contract is surrendered, at the time you annuitize, or at such earlier time that we may become subject to the premium tax. We may also deduct the premium tax from any death benefit proceeds.

Optional Benefit Fee

If you elect an Optional Benefit, you will pay the Optional Benefit Fee for that Optional Benefit. The Optional Benefit Fee compensates us for providing the guaranteed lifetime withdrawal benefit and the risk that we will have to make guaranteed lifetime payments from our own assets.

The initial Optional Benefit Fee is in effect on the Benefit Date and is calculated by multiplying the Optional Benefit Fee rate by the Protected Benefit Base as of the end of each quarterly Benefit Date Anniversary. The Optional Benefit Fee rate is an annualized rate that will be assessed and deducted on a quarterly basis. The fee will be deducted proportionally from any elected Variable Portfolios and the Protected Fixed Account.

The percentage varies depending on which Benefit you elect according to the table below. For more information about the Optional Benefits, please see the Optional Benefit section.

The table below shows the Maximum Annual Optional Benefit Fee.

Benefit	Maximum Annual Optional Benefit Fee	Charge Basis	Charge Frequency
Daily – Optional Benefit	[X.XX]%	Protected Benefit Base	Quarterly
Level – Optional Benefit	[X.XX]%
Protector – Optional Benefit	[X.XX]%
Boost – Optional Benefit	[X.XX]%

After the Charge Freeze Period, We may change the Optional Benefit Fee on any Anniversary, by the Maximum Annual Optional Benefit Fee Adjustment but will not exceed the Maximum Optional Benefit Fee. You can opt out of the fee increase by notifying Us In Writing within thirty (30) days of the yearly Benefit Date Anniversary. If You choose to opt out of the fee increase, any future benefit feature increases (such as Roll-ups, Step-ups, and Deferral Credit Rates) will be forfeited. If this Benefit is terminated, this fee will no longer be charged.

For new Optional Benefit elections, the current Optional Benefit Fee, the Maximum Optional Benefit Fee Rate Adjustment per Benefit Year, and the Charge Freeze Period are disclosed in a Rate Sheet Supplement. To obtain a copy, please visit [insert website].

Protected Death Benefit Fee (Protector Optional Benefit Only)

If you elect the “Protector” Optional Benefit for an additional charge (the Optional Benefit Fee), you will also pay the Protected Death Benefit Fee for the Protected Death Benefit. The Protected Death Benefit replaces the standard death benefit. The Protected Death Benefit Fee compensates us for providing the enhanced Protected Death Benefit, including the risk that we will have to pay death benefit guarantees from our own assets.

The initial Protected Death Benefit Fee is in effect on the Benefit Date. The Protected Death Benefit Fee is calculated by multiplying the Protected Death Benefit Fee rate by the Protected Death Benefit Base as of the end of each quarterly Benefit Date Anniversary. The Protected Death Benefit Fee rate is an annualized rate that will be assessed and deducted on a quarterly basis. The fee will be deducted proportionally from any elected Variable Portfolios and the Protected Fixed Account.

The table below shows the Maximum Annual Protected Death Benefit Fee.

Benefit	Maximum Annual Protected Death Benefit Fee	Charge Basis	Charge Frequency
Protector - Protected Death Benefit Fee	[X.XX]%	Protected Death Benefit Base	Quarterly

After the Protected Death Benefit Charge Freeze Period, We may change the Protected Death Benefit Fee on any Anniversary, by the Maximum Annual Protected Death Benefit Fee Adjustment but will not exceed the Maximum Protected Death Benefit Fee.

For new Protector elections, the current Protected Death Benefit Fee, the Protected Death Benefit Charge Freeze Period, and the Maximum Protected Death Benefit Fee Rate Adjustment per Benefit Year are disclosed in a Rate Sheet Supplement. To obtain a copy, please visit [insert website].

Portfolio Company Expenses

There are charges deducted from, and expenses paid out of, the assets of the Portfolio Companies. These charges and expenses are described in the Portfolio Company prospectuses. The value of the assets in VAA will indirectly reflect the Portfolio Company’s total fees and expenses. A Portfolio Company’s total fees and expenses are not part of the contract and may vary from year to year. Portfolio Company expenses continue to be borne by contract owners after Annuity Income Payments begin for the amounts which are allocated to a Variable Portfolio. See Appendix A – Investment Options Available Under the Contract for a list of the Portfolio Companies, including their annual expenses.

Principal Risks of Investing in the Contract

The risks identified below are the principal risks of investing in the Contract. The Contract may be subject to additional risks other than those identified and described in this Prospectus.

Risk of Loss. You can lose money by investing in this Contract, including loss of principal.  Neither the U.S. Government nor any federal agency insures or guarantees your investment in this Contract.

Short-Term Investment Risk.  This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.  Withdrawals from the Contract may result in withdrawal charges, taxes, and tax penalties. Withdrawals could significantly reduce the value of your contract and also significantly reduce or terminate contract guarantees, including the death benefit. The benefits of tax deferral, long-term income, and living benefit protections are generally more beneficial to investors with a long-term horizon.

Risks Associated with Variable Portfolios. You bear all the investment risk for contract value allocated to the Variable Portfolios, each of which invests in an underlying Portfolio Company.  If the Variable Portfolios you select increase in value, your Contract Value will go up; if they decrease in value, your Contract Value will go down.  How much a Variable Portfolio goes up or down in value mainly depends on the performance of its underlying Portfolio Company.  Each Portfolio Company has its own unique investment risks. Even a Variable Portfolio investing in a money market fund may have negative returns, particularly due to the fees and charges deducted from the Separate Account. There is no guarantee that any Portfolio Company will meet its investment objective. You can investigate the Portfolio Companies by reviewing their prospectuses, statements of additional information, and annual and semi-annual reports.

Insurance Company Risk. We are the only company that has any legal responsibility to pay amounts we owe under the Contract.  The general obligations and any living benefits under the Contract are supported by our general account and are subject to our claims-paying ability.  You should look solely to our financial strength for our claims-paying ability.

Withdrawal Risk (Illiquidity Risk). Withdrawals may be subject to withdrawal charges, income tax, and may be subject to tax penalties if taken before age 59 ½.  Withdrawals generally reduce the death benefit, perhaps significantly. If you elect an Optional Benefit, an early withdrawal (Pre-Lifetime Withdrawal) or Excess Withdrawal may significantly reduce or terminate the benefit. The reduction to a benefit may be greater than the amount withdrawn.

Transfer Limitation Risk. We may close investment options to transfers of contract value. We may limit the number, frequency, method or amount of transfers among investment options. Transfers to and from a Fixed Account may be subject to significant restrictions. You should consider how our ability to limit transfers may impede your ability to reallocate contract value in response to changes in personal circumstances and market conditions.

Investment Requirements Risk. If you elect an Optional Benefit, you will be subject to Investment Requirements, which means your allocations among the investment options will be subject to certain requirements and restrictions. We impose Investment Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under an Optional Benefit. The Investment Requirements may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and the value of your guaranteed benefits.

Managed Volatility Risk.  Certain Portfolio Companies may employ risk management strategies to provide for downside protection during sharp downturn movements in equity markets.  These Portfolio Companies usually, but not always, have “Managed Risk” or “Managed Volatility” in the name of the portfolios.  These strategies could limit the upside participation in the portfolio in rising equity markets relative to other portfolios.  The Death Benefits and Optional Benefits offered under the Contract also provide protection in the event of a market downturn.  Likewise, there are additional costs associated with the Optional Benefits, which can limit the Contract’s upside participation in the markets. Many of these portfolios are included in the Investment Requirements associated with the Optional Benefits. Risk management strategies, in periods of high market volatility, could limit your participation in market gains.  This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and the value of your guaranteed benefits.  For more information on these portfolios and their risk management strategies, please see the portfolios’ prospectuses.

Purchase Payment Risk. Your ability to make subsequent Purchase Payments is subject to certain restrictions.  We reserve the right to refuse or limit any Purchase Payment(s).

Minimum Contract Value Risk.  Where permitted by state law, we may terminate your Contract if your Contract Value is less than $5,000 as a result of withdrawals and/or fees and charges.  We will not exercise this right if you have an in-force Optional Benefit. We will provide you with 60 days written notice that your contract is being terminated. At the end of the notice period, we will distribute the contract’s remaining value to you.

Contract Changes Risk.  We may, at any time, exercise our rights to limit or terminate contributions, allocations and transfers to any of the investment options.  We reserve the right, subject to compliance with laws that apply, to substitute Portfolio Companies for Variable Portfolios, remove Variable Portfolios from the Separate Account, to combine any two or more Variable Portfolios, to restrict or eliminate any voting rights as to the Separate Account, and to limit the number of Variable Portfolios you may select.  You should evaluate whether our ability to make the changes described above, and your ability to react to such changes, are appropriate based on your investment goals. When such changes occur, you should also evaluate whether those changes are appropriate based on your investment goals and, if not, you should evaluate your options under the Contract, which may be limited and may have negative consequences associated with them.

Optional Benefits Risk.  The Optional Benefits (all of which are guaranteed lifetime withdrawal benefits) have different features. There is a risk that you may not choose the Optional Benefit that is best suited for you based on your present or future needs and circumstances, and that the more appropriate Optional Benefit (if any) will no longer be available to you. In addition, if you elected an Optional Benefit and do not use it, or if the contingencies upon which the benefit depend never occur, you will have paid for a benefit that did not provide a financial return. There is also a risk that any financial return of an Optional Benefit, if any, will ultimately be less than the amount you paid for the benefit. Some Optional Benefit fees’ may be currently charged at less than their maximum amounts. We may increase these charges up to the maximum charge, subject to the terms of the Optional Benefit. We will provide prior written notice of when we increase fees and supplement the prospectus as applicable.  You are responsible for managing your withdrawal activity in accordance with the terms of an Optional Benefit. All withdrawals under an Optional Benefit – i.e., Pre-Lifetime Withdrawal, Protected Lifetime Withdrawals, Excess Withdrawals – may result in taxes and tax penalties, as well as other negative consequences (e.g., significant reductions in the death benefit, reduced likelihood of Step-Ups). A Pre-Lifetime Withdrawal or Excess Withdrawal may be subject to withdrawal charges. In addition, a Pre-Lifetime Withdrawal or Excess Withdrawal may significantly reduce your benefit. A Pre-Lifetime Withdrawal or Excess Withdrawal will proportionately reduce the Protected Benefit Base, Roll-Up Base, Roll-Up Calculation Base, Step-Up Base, and Protected Death Benefit Base (if applicable). Each of these reductions could be greater than the amount of the Pre-Lifetime Withdrawal or Excess Withdrawal. If a Pre-Lifetime Withdrawal or Excess Withdrawal reduces your contract value to zero, your contract and the Optional Benefit will immediately terminate.

Availability by Financial Intermediary.  Some financial intermediaries (e.g., selling broker-dealer firms) may not offer and/or may limit the offering of certain features, optional benefits, and investment options, as well as limit the availability of the contracts, all based on issue age or other criteria established by the selling broker-dealer.  For example, a firm may choose not to recommend certain investment options that are described in this Prospectus. Before you purchase the contract, you should ask your financial professional for details about the specific features, optional benefits, and investment options available through their firm, as well as those that are not. If a particular feature that interests you is not recommended through your broker dealer, you may contact us to explore its availability.

To read more about potential business disruption, cybersecurity, and artificial intelligence (“AI”) technologies risks, please see the SAI.

The Contract in General

Owner

The Owner of this Contract is the person(s) or entity(ies) elected at the time of application. The Owner maintains all rights and interests in this Contract, subject to the rights and interests of any assignee of record. In the case of a non-tax-qualified annuity, you can change the Owner of this Contract from yourself to a new Owner. You must send notice to Us to make the change. Any Owner change made, unless otherwise specified by the Owner, shall take effect on the date the notification is signed by the Owner, when received in Good Order, subject to any payments made or actions taken by Us prior to receipt of the notification. No change will apply to any payment(s) We made before the notice was received. The Annuitant cannot be changed at any time.

We may require that a change of Ownership be endorsed in this Contract. A change of Ownership may result in adverse tax consequences. A change in Ownership due to death is described further below.

Joint Owner

A Joint Owner is any person named as Joint Owner on the Application for a non-qualified Contract. The Joint Owner, if any, possesses an interest in this Contract in conjunction with the Owner.

Annuitant

The Annuitant is the natural person whose life is used to determine the Annuity Income Payments and when any Death Benefit will be paid under this Contract.

Joint Annuitant

The joint Annuitant is designated as a second person (in addition to the Annuitant) upon whose continuation of life any Annuity Income Payments involving life contingencies depends.

Primary Beneficiary, Contingent Beneficiary, and Secondary Beneficiary

The primary Beneficiary is the person designated by the Owner to receive a Death Benefit, if any, if the Annuitant dies before the Annuity Income Payments begin. If Annuity Income Payments have already begun, the Beneficiary will be entitled to any remaining Annuity Income Payments, in accordance with the terms and provisions of this Contract.

You may name Beneficiaries at the time you apply for this Contract. Beneficiary designations are revocable, and you may change them during the lifetime of the Annuitant by providing notice to us in writing. Any Beneficiary change made, unless otherwise specified by the Owner, shall take effect on the date the notification is signed by the Owner, when received to our home office and in Good Order, subject to any payments made or actions taken by us prior to receipt of the notification. No change will apply to any payment(s) we made before the notice was received. Any subsequent choice of Beneficiary will automatically revoke any prior choice. If there are multiple Beneficiaries, we may require that they be of the same class of Beneficiary.

The contingent Beneficiary will receive the applicable Death Benefit or Annuity Income Payments if there is no surviving Beneficiary. The secondary Beneficiary will receive an applicable Death Benefit if there is no surviving Beneficiary or contingent Beneficiary.

If the owner, who is a natural person, survives the Annuitant, the owner will be deemed the primary Beneficiary. Under such circumstances, the designated primary Beneficiary will be deemed the contingent Beneficiary and the designated contingent Beneficiary will be deemed the secondary contingent Beneficiary.

If a Beneficiary is a trust, we will not be responsible for verifying a trustee’s right to receive any benefits payable under this Contract, nor for how the trustee disposes of any benefits. If before payment of any benefits, we receive notice that the trust has been revoked or is not in effect, then the trustee will be deemed a non-surviving Beneficiary.

If there is no surviving Beneficiary, contingent Beneficiary, or where applicable, secondary contingent Beneficiary, benefits will be paid to the last surviving Owner’s estate.

Changes to the Parties to the Contract

Prior to the Annuity Payout Date, You may request to change the following:

-	Owner (Non-Qualified Contracts only);
-	Joint Owner;
-	Annuitant (subject to our underwriting and approval)
-	Joint Annuitant (subject to our underwriting and approval);
-	Beneficiary;
-	Contingent Beneficiary; or
-	Secondary Beneficiary.

The Owner must submit the request to Us In Writing and we must receive the request prior to the Annuity Payout Date. Once we receive and record the change request, the change will be effective as of the date the written request was signed (unless otherwise specified by the Owner). The change will not affect any action taken by us before the change was recorded. We reserve the right to reject any change request that would alter the nature of the risk that we assumed when we originally issued the contract.

Any request to change the Owner must be signed by the existing Owner and the person designated as the new Contract Owner. Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes. Changes in ownership and contract assignments could have a negative impact on certain benefits under the contract, including the Optional Benefits.

Certain Optional Benefits may have specific requirements as to who can be named as the Owner, Annuitant, Joint Annuitant, and/or Beneficiary in order to receive the benefit. Changes to the parties to the contract may result in the termination or loss of benefit of these options or features. Further, changes to the parties to the contract may result in the owner not receiving the benefit associated with an option while still continuing to pay any applicable charge for the option. Owners contemplating changes to the parties to the contract should contact their financial professional to determine how the changes impact the options and features under the contract.

Assignment

Unless restricted by federal tax law or except in situations where restrictions are required for purposes of satisfying applicable laws or regulations, this contract can be assigned, but We will not be bound by any assignment or change of Owner unless the request for assignment is in writing and is recorded. Your rights and those of any other person referred to in this contract will be subject to the assignment. Certain assignments may be taxable. We do not assume any responsibility for the validity or tax consequences of any assignment. The assignment, unless otherwise specified by you, will take effect on the date that you signed the notice of assignment, subject to any payments made or actions taken by us prior to receiving such assignment in writing. We are not liable for the validity of the assignment.

Types of Contracts Issued

The contracts can be categorized as:

●	Investment-Only Contracts (“Qualified Plans”)
●	Non-Qualified Contracts
●	Individual Retirement Annuities (“IRAs”)
●	Roth IRAs
●	Simplified Employee Pension IRAs (“SEPP-IRA”)
●	Savings Incentive Match Plan for Employees (“SIMPLE IRA”)

For more information about the differences in contract types, see Appendix C: Contract Types and Tax Information.

Prospective purchasers may apply to purchase a contract through broker dealers that have entered into a selling agreement with AuguStar Distributors, Inc.

Minimum Contract Value

The minimum Contract Value is $5,000. If the Contract Value goes below $5,000, the remaining Contract Value will be paid and the Contract will terminate; provided, however, we will not exercise this right if you have an in-force Optional Benefit.

Determining the Contract Value

The Contract Value is the sum of your share of the Variable Portfolios’ Accumulation Unit values plus any amount held in a Fixed Account, if available.

Accumulation

This Contract provides for an Accumulation Phase and an income phase. During the Accumulation Phase, your Purchase Payment(s) received prior to the Annuity Payout Date are allocated among Variable Portfolio(s) and/or Fixed Account(s), if available in this Contract. During the income phase, Annuity Income Payments under an Annuity Payment Option selected by You are made to You or Your designated Payee. The Separate Account Accumulation Value is the sum of the Accumulation Units held in the Variable Portfolios for you.

Accumulation Units

Until the annuity payout date, Contract Value in the Variable Portfolios is measured by accumulation units. As you allocate Purchase Payments and transfer Contract Value to the Variable Portfolios, we credit accumulation units to your contract (see Crediting Accumulation Units below). The dollar value of the accumulation units attributable to your contract will vary with the investment results of each Variable Portfolio in which you are invested.

Crediting Accumulation Units

Your financial professional will send an order or application, together with the first Purchase Payment, to our home office for acceptance. Upon acceptance, we issue a contract and we credit the first Purchase Payment to the contract in the form of accumulation units, insofar as your first Purchase Payment is allocated to one or more Variable Portfolios. We also credit accumulation units in a Variable Portfolio to your contract upon the transfer of contract value to such Variable Portfolio.

For that portion of each Purchase Payment and/or transfer amount allocated to a Variable Portfolio:

Number of Accumulation Units	=	The sum of each Purchase Payment and/or the transfer amount allocated to the Variable Portfolio
The Variable Accumulation Unit Value for that Variable Portfolio for the Valuation Period

The number of Accumulation Units attributable to your contract will be reduced for Withdrawals, Annuitization, amounts transferred out of a Variable Portfolio, the Contract Fee, if applicable, and applicable charges for any Optional Benefits. Any reduction to the Contract Value will be made as of the Business Day in which We receive all requirements in writing for the transaction, as appropriate.

Accumulation Unit Value and Accumulation Value

We set the original accumulation unit value of each Variable Portfolio of VAA for these contracts at the beginning of the first valuation period for each such Variable Portfolio. We determine the unit value for any later valuation period by multiplying the unit value for the immediately preceding valuation period by the net investment factor (described below) for such later valuation period. We determine a contract’s value by multiplying the total number of units (for each Variable Portfolio) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in the Fixed Account(s).

Net Investment Factor

The net investment factor measures the investment results of each Variable Portfolio. The investment performance and expenses of each Variable Portfolio, and the deduction of contract charges, affect daily changes in the Variable Portfolio’s accumulation unit values. The net investment factor for each Variable Portfolio for any valuation period is determined by dividing (1) by (2), then subtracting (3) from the result, where:

(1) is:

(a) the net asset value of the corresponding Variable Portfolio share at the end of a valuation period, plus

(b) the per share amount of any dividends or other distributions declared for that Variable Portfolio if the “ex-dividend” date occurs during the valuation period, plus or minus

(c) a per share charge or credit for any taxes paid or reserved for the maintenance or operation of that Variable Portfolio;

(2) is the net asset value of the corresponding Variable Portfolio share at the end of the preceding valuation period; and

(3) is:

(a) the daily Mortality and Expense Risk Charge for the number of days in such Valuation Period; plus

(b) the daily Administration Expense Charge for the number of days in such Valuation Period.

Transfers among Variable Portfolios

You may transfer Contract Values from one or more Variable Portfolios to one or more other Variable Portfolios. You may make transfers at any time before Annuity Income Payments begin. The amount of any transfer must be at least $300 (or the entire value of the contract’s interest in a Variable Portfolio, if less). You may also transfer among Variable Portfolios pursuant to the EDCA program or Rebalancing (see the Enhanced Dollar Cost Averaging or Rebalancing sections for more details).

We may limit the number, frequency, method or amount of transfers. We may limit transfers from any Variable Portfolio on any one day to 1% of the previous day’s total net assets of that Variable Portfolio if we, in our discretion, believe that the Variable Portfolio might otherwise be damaged. In determining which requests to honor, scheduled transfers (under a EDCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone, facsimile and other electronic requests in the order received. This policy will be applied uniformly without exception. We will notify you if your requested transfer is not made. Current SEC rules preclude us from processing at a later date those requests that were not honored. Accordingly, you would need to submit a new transfer request in order to make a transfer that was not honored because of these limitations.

Certain third parties may offer you investment management services for your contract. We will honor transfer requests from these third parties only if you give us a written authorization to do so. Fees you pay for such other services are in addition to any contract charges.

We discourage excessive trading and market timing through your contract. Excessive trading into and out of the Variable Portfolios can disrupt portfolio investment strategies and increase the Variable Portfolios’ operating expenses. In addition, excessive trading lowers overall Variable Portfolio performance for long term investors, prevents portfolio managers from taking timely advantage of investment opportunities, and creates liquidity risks for the Variable Portfolios. The contract and the Variable Portfolios are not designed to accommodate excessive trading practices. We and the Variable Portfolios reserve the right, in our sole discretion, to restrict or reject purchase and exchange orders which we believe represent excessive or disruptive trading. Listed below are some, but not necessarily all the steps we may take to discourage excessive trading and market timing.

The first time you are determined to have traded excessively, we will notify you in writing that his or her contract will be monitored for additional transactions in excess of the established limits and such subsequent activity may result in suspension of electronic transfer privileges and/or suspension of all transfer privileges. The established limits are determined internally as a protection against frequent trading and are not disclosed in the prospectus or other otherwise made public.

Upon the second instance of excessive trading, you will be advised that your electronic transfer privileges have been suspended and that all transfer requests must be submitted in writing and delivered via U.S. mail.

Upon the third instance of excessive trading, we will suspend some, or all transfer privileges. The contract owner will be informed in writing of the denial of future transfer privileges. If a contract owner decides to surrender the contract following suspension of transfer privileges, the contract owner will incur any applicable surrender charge.

We may, in our sole discretion, take any contract off of the list of monitored contracts, or restore suspended transfer privileges if we determine that the transactions were inadvertent or were not done with the intent to market time. Otherwise, all of our policies related to excessive trading and market timing as described in this section will be applied to all contract owners uniformly and without exception. Other trading activities may be detrimental to the Variable Portfolios. Therefore, we may place a contract on the list of monitored contracts despite the fact the contract owner has not exceeded the established transfer limits. You may be deemed to have traded excessively even if you have not exceeded the number of free transfers permitted by your contract.

Some of the factors we may consider when determining whether or not to place a contract on the list of monitored contracts may include, but not be limited to:

●   The number of transfers made in a defined period;

●   The dollar amount of the transfer;

●   The total assets of the Variable Portfolios involved in the transfer;

●   The investment objectives of the particular Variable Portfolios involved in your transfers; and/or

●   Whether the transfer appears to be a part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Contract owners who have not engaged in market timing or excessive trading may also be prevented from transferring Contract Values if we, or the Portfolio Companies, believe that an intermediary associated with the contract owner’s account has otherwise been involved in market timing or excessive trading on behalf of other contract owners. Likewise, contract owners who have not engaged in intentional market timing or engaged in intentional disruptive or excessive trading may have their transfers rejected or their transfer privileges suspended if their trading activity generates an exception report in our transfer monitoring systems.

Contract owners seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection, and there is no guarantee that we or the Portfolio Companies will be able to identify such contract owners or curtail their trading practices. Our ability to detect and curtail excessive trading practices may also be limited by operational systems and technology limitations. In addition, because the Variable Portfolios receive orders from omnibus accounts, which is common among Variable Portfolios offering portfolios to insurance companies offering variable products, the Variable Portfolios may not be able to detect an individual’s excessive trading practices through these omnibus accounts. If we are unable to detect those contract owners engaging in market timing and/or excessive trading, the previously mentioned harm associated with excessive trading (lower portfolio performance, liquidity risks, increased portfolio expenses, etc.) may occur.

We may alter or amend this policy as required to comply with state or federal regulations and such regulations may impose stricter standards than currently adopted by us or the Variable Portfolios.

Pursuant to rules adopted by the Securities and Exchange Commission, we are required to enter into agreements with the Portfolio Companies which require us to provide the Portfolio Companies, upon their request, with certain information including taxpayer identification numbers of contract owners and the amounts and dates of any purchase, redemption, transfer or exchange requests by contract owners. We are also required to restrict or prohibit further purchases or exchange requests into the Variable Portfolios by a contract owner upon instruction from the Portfolio Companies.

Effective Time for Purchase, Transfer or Redemption Orders

Orders to purchase, redeem or transfer units received after the close of the New York Stock Exchange, typically 4:00 p.m. Eastern time on a valuation period (earlier on those days when the New York Stock Exchange closes early) will not become effective until the next business day.

Electronic Access

If you give us authorization, your contract and unit values and interest rates can be checked by telephoning us at 888.925.6446, or by accessing our web site at augustarfinancial.com. You may also request transfers or make allocation changes on our web site. You may only make one electronic, facsimile or telephone (collectively, “electronic”) transfer request per day.

We will honor pre-authorized electronic transfer instructions from anyone who provides the personal identifying information requested. We will not honor electronic transfer requests after we receive notice of your death. For added security, we send the contract owner a written confirmation of all electronic transfers on the next business day. However, if we cannot complete a transfer as requested, our customer service representative will contact the owner in writing sent within 48 hours of the electronic request. You may think that you have limited this access to yourself, or to yourself and your representative. However, anyone giving us the necessary identifying information can use electronic access once you authorize it.

Please note that telephone and/or other means of electronic communication may not always be available. Any telephone or electronic device, whether it is yours, your service provider’s, your agent’s or ours can experience inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent our receipt and processing of your requests. Although we have taken precautions and have emergency contingency plans to limit these problems, we cannot promise complete reliability under all circumstances. If you experience such problems, you should make your transfer request by writing to our home office.

We reserve the right to limit or restrict electronic access in any form at any time as to any contract owner.

Financial Statements

The financial statements of the Separate Account, as well as the financial statements and financial statement schedules of the Company, are incorporated by reference in the SAI.

The financial statements of the Company that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. The Company’s financial statements do not bear on the future investment experience of the assets held in the Separate Account.

A copy of the SAI may be obtained without charge by calling 888.925.6446, visiting [website], or writing us at: One Financial Way Montgomery, Ohio 45242.

Annuity Period

Annuity Payout Date

Annuity Income Payments begin on the Annuity Payout Date. You may select this date when the contract is issued; the earliest and Latest Annuity Payout Dates are specified in your Contract. You may change the Annuity Payout Date any time by providing Notice to us prior to the earlier of (i) the Annuitant’s death or (ii) the current Annuity Payout Date. This restriction may be modified by applicable state law, or we may agree to waive it or to allow the Annuitant to defer receiving Annuity Income Payments. If you choose to defer receiving Annuity Income Payments, unless an Optional Benefit provides otherwise, your contract will no longer qualify for any Optional Benefit or the Death Benefit Adjustment upon the death of the Annuitant.

The contracts include our guarantee that we will pay Annuity Income Payments for the lifetime of the Annuitant (and any joint Annuitant) in accordance with the contract’s annuity rates, no matter how long you live.

Once Annuity Income Payments begin, you may not surrender the contract for cash except that, upon the death of the Annuitant, we may permit the Beneficiary, at our sole discretion, to surrender the contract for the commuted value of any remaining period-certain payments.

Annuity Options

You may elect one or more of the following annuity options. You may change the election any time before the Annuity Payout Date. The variable part of the Contract Value will be used to provide a variable annuity and the fixed portion of the contract will be used to provide a fixed annuity, unless you elect otherwise.

Single Life Options

Option 1 Non-Variable Portfolio:	Payments payable to a Payee during the lifetime of the Annuitant. No further Annuity Income Payments are payable after the death of the Annuitant.

Option 2 Five (5) Year Period Certain	We will make Annuity Income Payments during the lifetime of the Annuitant with a guarantee that if at the time of the Annuitant’s death there have been less than five (5) years of Annuity Income Payments made as selected, Annuity Income Payments will continue for the remainder of the Guaranteed Period.

Option 3 Ten (10) Year Period Certain	We will make Annuity Income Payments during the lifetime of the Annuitant with a guarantee that if at the time of the Annuitant’s death there have been less than ten (10) years of Annuity Income Payments made as selected, Annuity Income Payments will continue for the remainder of the Guaranteed Period

Option 4 Installment Variable Portfolio	We will make Annuity Income Payments during the lifetime of the Annuitant with a guarantee that if at the Annuitant’s death the total amount of Annuity Income Payments is less than the Contract Value applied to the Annuity Option, Annuity Income Payments will continue until they have equaled the Contract Value applied to the annuity Option

Joint and Survivor Life Annuity Options

Option 5 Joint and Survivor Non-Refund	We will make Annuity Income Payments during the joint lifetime of the Annuitant and the joint Annuitant. Upon the death of either the Annuitant or joint Annuitant, Annuity Income Payments will continue to be paid during the remaining lifetime of the survivor. Annuity Income Payments cease with the final Annuity Income Payment due prior to the last survivor’s death.

Option 6 Joint and Survivor with Period Certain	We will make Annuity Income Payments during a specified period of years and after that during the joint lifetime of the Annuitant and joint Annuitant. Payments will then continue during the remaining lifetime of the survivor. Annuity Income Payments will cease after the death of the survivor of the Annuitant and joint Annuitant or the end of the period certain, whichever is later..

We may make other payment options available as agreed upon by both parties. Alternate amount and type of periodic installments for fixed Annuity Income Payments may be chosen. Alternate annuity options will be based on the rates for fixed-dollar single Purchase Payment immediate annuities being issued by the Company on the Annuity Payout Date.

Unless you direct otherwise, we will apply the Contract Value as of the Annuity Payout Date to provide Annuity Income Payments pro-rata from each Variable Portfolio in the same proportion as the Contract Values immediately before the Annuity Payout Date.

Generally, if no election is in effect on the Annuity Payout Date and the contract is a tax-qualified contract, we will apply Contract Value under Option 2, Five (5) Year Period Certain, with the Beneficiary as payee for any remaining period-certain installments payable after the death of the Annuitant. If no election is in effect on the Annuity Payout Date and the contract is not a tax-qualified contract, we will apply Contract Value under Option 3, Ten (10) Year Period Certain, with the Beneficiary as payee for any remaining period-certain installments payable after the death of the Annuitant. Variations apply based on state of issue and application or issue date. Contact us or your financial professional for more information. The Pension Reform Act of 1974 might require certain contracts to provide a Joint and Survivor Annuity. If the contingent Annuitant is not related to the Annuitant, Options 5 and 6 are available only if we agree.

Determination of Amount of the First Variable Annuity Income Payment

To determine the first variable Annuity Income Payment, we apply the Contract Value for each Variable Portfolio in accordance with the contract’s settlement option tables. We divide the Contract Value by $1,000 and then multiply the result by the applicable factor in the contract’s settlement option tables. The rates in those tables depend upon the Annuitant’s (and any contingent Annuitant’s) age and sex and the option selected. The Annuitant’s sex is not a factor in contracts issued to plans sponsored by employers subject to Title VII of the Civil Rights Act of 1964 or similar state statutes. We determine the value to be applied at the end of a valuation period (selected by us and uniformly applied) not more than 10 valuation periods before the Annuity Payout Date.

If the amount that would be applied under an option is less than $5,000, we will pay the Contract Value to the Annuitant in a single sum. If the first periodic payment under any option would be less than $25, we may change the frequency of payments so that the first payment is at least $25.

Annuity Units and Variable Payments

After your first Annuity Income Payment, later variable Annuity Income Payments will vary to reflect the investment performance of your Variable Portfolios. The amount of each payment depends on the number of your annuity units. To determine the number of annuity units for each Variable Portfolio, divide the dollar amount of the first Annuity Income Payment from each Variable Portfolio by the value of that Variable Portfolio’s annuity unit. This number of annuity units remains constant during the Annuity Income Payment period unless you transfer among Variable Portfolios.

We set the annuity unit value for each Variable Portfolio for the valuation period when the first variable annuity was calculated for these contracts. The annuity unit value for each later valuation period equals the annuity unit value for the immediately preceding valuation period multiplied by the net investment factor for such later valuation period and by a factor (0.999919 for a one-day valuation period) to neutralize an assumed interest rate of 3%. A higher interest assumption would mean a higher initial Annuity Income Payment but a more slowly rising series of subsequent Annuity Income Payments if annuity unit values were increasing (or a more rapidly falling series of subsequent Annuity Income Payments if annuity unit values were decreasing). A lower interest assumption would have the opposite effect. If the actual net investment rate were equal to the assumed interest rate, Annuity Income Payments would stay level.

The dollar amount of each later variable Annuity Income Payment equals your constant number of annuity units for each Variable Portfolio multiplied by the value of the annuity unit for the valuation period.

Transfers During Annuity Payout

After Annuity Income Payments have been made for at least 12 months, the Annuitant can change the Variable Portfolios on which variable Annuity Income Payments are based. There is no transfer fee during annuity payout. Transfers may not be made between guaranteed and variable accounts during annuity payout. You may change the underlying Variable Portfolios by providing Notice to us in writing at our home Office. Upon receipt of your request, we will change that portion of the periodic variable Annuity Income Payment as you direct to reflect the investment results of different Variable Portfolios. To do this, we convert the number of annuity units being changed to the number of annuity units of the Variable Portfolios to which you are changing. If an Annuity Income Payment is already in process at the time we receive your request to change the Variable Portfolio allocations, the change will not be reflected in your next Annuity Income Payment. It will be reflected in the payment received thereafter.

Impact of Annuitization on an Optional Benefit

If you elect an Optional Benefit, you may enter the income phase by annuitizing the contract; however, your Optional Benefit will terminate and your remaining Contract Value will be applied to the selected annuitization option. If your contract is still in the Accumulation Phase on the Latest Annuity Payout Date, your Optional Benefit will automatically enter the Protected Lifetime Income Period and your remaining contract value will be forfeited to us. Alternatively, you could elect to annuitize your contract and apply your remaining contract value to an annuity option.

Taxes

The following discussion of federal income tax treatment of amounts received under a variable annuity contract does not cover all situations or issues. It is not intended as tax advice. Consult a qualified tax adviser to apply the law to your circumstances. Tax laws can change, even for contracts that have already been issued. Tax law revisions, with unfavorable consequences, could have retroactive effect on previously issued contracts or on later voluntary transactions in previously issued contracts.

We are taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the “IRC”). Since the operations of VAA are a part of, and are taxed with, our operations, VAA is not separately taxed as a “regulated investment company” under Subchapter M of the Code. The law does not now provide for payment of federal income tax on dividend income or capital gains distributions from Fund shares held in VAA or upon capital gains realized by VAA on redemption of Fund shares.

The contracts are considered annuity contracts under Section 72 of the Code, which generally provides for taxation of annuities. Under existing provisions of the Code, any increase in the Contract Value is not taxable to you as the owner or Annuitant until you receive it, either in the form of Annuity Income Payments, as contemplated by the contract, or in some other form of distribution. (As of the date of this prospectus, proposals to modify taxation of annuities may be under consideration by the federal government.) The owner of a non-tax qualified contract must be a natural person for this purpose. With certain exceptions, where the owner of a non-tax qualified contract is a non-natural person (corporation, partnership or trust) any increase in the accumulation value of the contract attributable to Purchase Payments made after February 28, 1986 will be treated as ordinary income received or accrued by the contract owner during the current tax year.

The income and gains within an annuity contract are generally tax deferred for natural persons. Within a tax-qualified plan, the plan itself provides tax deferral. Therefore, the tax-deferred treatment otherwise available to an annuity contract is not a factor to consider when purchasing an annuity within a tax-qualified plan or arrangement.

When a non-tax-qualified contract is issued in connection with a deferred compensation plan or arrangement, all rights, discretions and powers relative to the contract are vested in the employer and you must look only to your employer for the payment of deferred compensation benefits. Generally, in that case, an Annuitant will have no “investment in the contract” and amounts received by you from your employer under a deferred compensation arrangement will be taxable in full as ordinary income in the years you receive the payments.

When Annuity Income Payments begin, each payment is taxable under Section 72 of the Code as ordinary income in the year of receipt if you have neither paid any portion of the Purchase Payments nor previously been taxed on any portion of the Purchase Payments. If any portion of the Purchase Payments has been paid from or included in your taxable income, this aggregate amount will be considered your “investment in the contract.” You will be entitled to exclude from your taxable income a portion of each annuity payment equal to your “investment in the contract” divided by the period of expected Annuity Income Payments, determined by your life expectancy and the form of annuity benefit. Once you recover your “investment in the contract,” all further Annuity Income Payments will be included in your taxable income.

A withdrawal of contract values is taxable as ordinary income in the year received to the extent that the accumulated value of the contract immediately before the payment exceeds the “investment in the contract.” If you elect to withdraw any portion of your accumulated value in lieu of receiving Annuity Income Payments, that withdrawal is treated as a distribution of earnings first and only second as a recovery of your “investment in the contract.” Any part of the value of the contract that you assign or pledge to secure a loan will be taxed as if it had been a withdrawal and may be subject to a penalty tax.

Under tax regulations, all contracts issued in the same calendar year to the same owner should be treated as one contract for tax reporting purposes, so that cost basis and gain will be aggregated for the purpose of determining the taxable portion of any withdrawal.

There is a penalty tax equal to 10% of any amount that must be included in gross income for tax purposes. The penalty will not apply to a redemption that is:

● received on or after the taxpayer reaches age 591/2;

● made to a Beneficiary on or after the death of the Annuitant;

● attributable to the taxpayer’s becoming disabled;

● made as a series of substantially equal periodic payments for the life of the Annuitant (or joint lives of the Annuitant and Beneficiary);

● from a contract that is a qualified funding asset for purposes of a structured settlement;

● made under an annuity contract that is purchased with a single premium and with an Annuity Payout Date not later than a year from the purchase of the annuity;

● incident to divorce;

● a qualified reservist distribution;

● a distribution for qualifying medical expenses or health insurance;

● a distribution from an IRA for a first home purchase;

● taken from an IRA for higher education expenses;

● a qualified birth or adoption distribution;

● to a victim of domestic abuse by a spouse or domestic partner (up to the lesser of $10,000 or 50% of account);

● taken from an IRA for a qualified first-time home purchase (up to $10,000);

● taken from an IRA where the taxpayer has been certified as terminally ill under the Code; or

● taken for personal or family emergency expenses (once per calendar year, up to the lesser of $1,000 or vested account balance over $1,000); or

● taken from an IRA as a Qualified Disaster Recovery Distribution (“QDRD”), does not exceed $22,000, is taken within 180 days of the disaster, and the taxpayer’s principal residence is located within a federally-declared disaster area, with the taxpayer having sustained an economic loss.

Any taxable amount you withdraw from an annuity contract is automatically subject to 10% withholding unless you elect not to have withholding apply. If you elect not to have withholding apply to an early withdrawal or if an insufficient amount is withheld, you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are not sufficient. If you fail to provide your taxpayer identification number, any payments under the contract will automatically be subject to withholding. The Code requires 20% withholding for distributions from contracts owned by tax qualified plans.

Tax-Deferred Annuities

Under the provisions of Section 403(b) of the Code, employees may exclude from their gross income Purchase Payments made for annuity contracts purchased for them by public educational institutions and certain tax-exempt organizations which are described in Section 501(c)(3) of the Code. You may make this exclusion to the extent that the aggregate Purchase Payments plus any other amounts contributed to purchase the contract and toward benefits under qualified retirement plans do not exceed certain limits in the Code. Employee contributions are, however, subject to social security (FICA) tax withholding. All amounts you receive under a contract, either in the form of Annuity Income Payments or cash withdrawal, will be taxed under Section 72 of the Code as ordinary income for the year received, except for exclusion of any amounts representing “investment in the contract.” Under certain circumstances, amounts you receive may be used to make a “tax-free rollover” into one of the types of individual retirement arrangements permitted under the Code. Amounts you receive that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless you directly roll over such amounts from the tax-deferred annuity to the individual retirement arrangement.

With respect to a contract set up under Section 403(b) of the Code, distributions may be paid only when the employee:

● attains age 591/2,

● separates from the employer’s service,

● dies,

● becomes disabled as defined in the Code, or

● incurs a financial hardship as defined in the Code.

In the case of hardship, cash distributions may not exceed the amount of your Purchase Payments. These restrictions do not affect your right to transfer investments among the Funds and do not limit the availability of transfers between tax-deferred annuities.

Qualified Pension or Profit-Sharing Plans

Under present law, Purchase Payments made by an employer or trustee, for a plan or trust qualified under Section 401(a) or 403 of the Code, are generally excludable from the employee’s gross income. Any Purchase Payments made by the employee, or which are considered taxable income to the employee in the year such payments are made, constitute an “investment in the contract” under Section 72 of the Code for the employee’s annuity benefits. Salary reduction payments (unless characterized as Roth contributions) to a profit sharing plan qualifying under Section 401(k) of the Code are generally excludable from the employee’s gross income up to certain limits in the Code, and therefore are not considered “investment in the contract”.

The Code requires plans to prohibit any distribution to a plan participant prior to age 591/2, except in the event of death, total disability, financial hardship, separation from service (special rules apply for plan terminations) or other special circumstances (described above in “Federal Tax Status”). Distributions generally must begin no later than April 1 of the calendar year following the year in which the participant reaches age 72. For participants born prior to July 1, 1949, distributions must begin by April 1 of the year following the year the participant attains age 701/2. For individuals who attain age 72 after December 31, 2022, and attain age 73 prior to January 1, 2033, distributions must begin by April 1 of the year following the year the individual attains age 73. For individuals who attain age 74 on or after January 1, 2033, distributions must begin by April 1 of the year following the year that the individual attains age 75. Premature distribution of benefits or contributions in excess of those permitted by the Code may result in certain penalties under the Code. (Special tax treatment, including capital gain treatment and 5-year forward averaging, may be available to those born before 1936). If you receive such a distribution you may be able to make a “tax-free rollover” of the distribution less your “investment in the contract” into another qualified plan in which you are a participant or into one of the types of individual retirement arrangements permitted under the Code. Your surviving spouse receiving such a distribution may be able to make a tax-free rollover to one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement.

Withholding on Annuity Income Payments

Distributions from tax-deferred annuities (i.e. 403b plans) or qualified pension and profit sharing plans that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless such amounts are directly rolled over to an individual retirement arrangement or another qualified plan. Federal income tax withholding is required on Annuity Income Payments. However, recipients of Annuity Income Payments are allowed to elect not to have the tax withheld. This election may be revoked at any time and withholding would begin after that. If you do not give us your taxpayer identification number, any payments under the contract will automatically be subject to withholding.

Individual Retirement Annuities (IRAs)

See Appendix C: Contract Types and Tax Information.

More Information

Distribution of the Contract

AuguStar Life and/or its affiliates may pay certain retail broker-dealers additional compensation or reimbursement for their efforts in selling our variable contracts. The maximum commission paid to broker-dealers is [X.XX%] of Purchase Payments. Reimbursements and additional compensation are paid for the purpose of, among other things, training the broker-dealers’ financial professionals regarding the procedures for submitting business to us, internally marketing our products to their financial professionals, educating financial professionals about the benefits and options available under the variable contracts and about the benefits of variable contracts generally. These additional amounts are paid from our profits, not deducted from the contract owners’ Purchase Payments.

Additionally, we may compensate some broker-dealers more than others for the sale of our products. This differential compensation may be based on several factors including, but not limited to, the size of the selling broker-dealer, the amount of previous business generated by the broker-dealer and the length of time AuguStar Life has contracted with the broker-dealer for the distribution of our contracts. As with reimbursements, these payments are not deducted from contract owners’ Purchase Payments.

From time to time, AuguStar Life and/or its affiliates may also provide non-cash or cash compensation to certain financial institutions or their financial professionals in the form of occasional gifts, meals, tickets to events, educational conference support, special recognition support or other forms of non-cash and cash compensation as may be permitted by certain regulations applicable to broker-dealers.

We may credit additional amounts under our contracts for contracts sold to financial professionals (and their immediate families) of broker-dealers that have (i) a selling agreement with us and our principal underwriter to sell the contracts and (ii) approved the payment of the additional amount to their financial professionals. There will be no commissions paid on the sale of these contracts.

With the increased use of technologies such as the Internet, our business is potentially susceptible to operational, information security, and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events, which may include, theft, misuse, corruption or destruction of data, denial of service attacks on websites, and other operational disruptions to name a few. Cyber incidents can affect us, the underlying Funds, intermediaries, and other affiliated or third party service providers whose operations may impact your contract. While we have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified. There can be no assurance that we, the Funds or our service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.

Some financial representatives have a financial incentive to offer an investor a new contract in place of the one the investor already owns. An investor should only exchange their contract if the investor determines, after comparing the features, fees, and risks of both contracts, and any fees or penalties to terminate the existing contract, that it is preferable for the investor to purchase the new contract rather than continue to own the existing contract.

AuguStar Variable Account A

We established VAA on August 1, 1969 as a Separate Account for funding variable annuity contracts. Purchase Payments for the variable annuity contracts are allocated to one or more subaccounts of VAA.

Income, gains and losses, whether or not realized, from assets allocated to VAA are credited to or charged against VAA without regard to our other income, gains or losses. The assets maintained in VAA will not be charged with any liabilities arising out of any of our other business.

All financial guarantees arising under the contracts, including the commitment to make Annuity Income Payments, are our general corporate obligations. Accordingly, all our assets are available to meet our financial guarantees under the contracts. Unlike assets in VAA or other Separate Accounts we have established, all of our other assets may be charged with any liabilities arising out of any of our other business.

Any guarantees under the contract that exceed your Contract Value, such as those associated with the guaranteed benefit rider options or the death benefit rider options, are paid from our general account (not the Separate Account). Therefore, any amounts that we may pay under the contract in excess of Contract Value in VAA are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations.

We reserve the right, within the law, to make additions, deletions and substitutions for the subaccounts and the portfolios available in the VAA. We may substitute shares of other portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of one or more of the portfolios should become inappropriate for purposes of the contract, in the judgment of our management. The new portfolio may have higher fees and charges than the existing portfolio and not all portfolios may be available to all classes of contracts. No substitution or deletion will be made to the contract without prior notice to you and before any necessary orders of the SEC in accordance with the 1940 Act, and your prior approval if required by law.

We also reserve the right to establish additional subaccounts, each of which would invest in shares of an investment company, with a specified investment objective. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax or investment conditions warrant. We will not eliminate a subaccount without prior notice to you and before any necessary order of the SEC, and your prior approval if required by law. Not all subaccounts may be available to all classes of contracts.

If permitted by law, and with your prior approval if required by law, we may create new Separate Accounts; deregister the VAA under the 1940 Act in the event such registration is no longer required; manage the VAA under the direction of committee; or combine the VAA with one of our other Separate Accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the VAA to another Separate Account.

VAA is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the subaccounts of VAA are invested at net asset value in Portfolio Company shares. Values of other contracts not offered through this prospectus are also allocated to VAA, including some subaccounts that are not available for these contracts.

Voting Rights

We will vote Variable Portfolio shares held in VAA at the fund shareholders meetings in accordance with voting instructions received from contract owners. We will determine the number of Variable Portfolio shares for which you are entitled to give instructions as described below. This determination will be within 90 days before the shareholders meeting. Proxy material and forms for giving voting instructions will be distributed to each owner. We will vote Variable Portfolio shares held in VAA, for which no timely instructions are received, in proportion to the instructions that we do receive. There is no minimum number of contract owners required to form a quorum. As a result, a small number of contract owners may determine the outcome of a vote submitted to the Variable Portfolio by VAA.

Until Annuity Income Payments begin, the number of Variable Portfolio shares for which you may instruct us is determined by dividing your Contract Value in each Variable Portfolio by the net asset value of a share of that Variable Portfolio as of the same date. After Annuity Income Payments begin, the number of Variable Portfolio shares for which you may instruct us is determined by dividing the actuarial liability for your variable annuity by the net asset value of a Variable Portfolio share as of the same date. Generally, the number of shares tends to decrease as Annuity Income Payments progress.

Investment Options

You may allocate your Contract Value to Variable Portfolios, the Protected Fixed Account, or the EDCA Fixed Account, subject to availability restrictions.  If you elect an Optional Benefit, you will be subject to Investment Requirements.  Please see Appendix B – Optional Benefit Investment Requirements for additional information.

Fixed Accounts

Currently, there are two Fixed Accounts available under the contract: the Protected Fixed Account and the EDCA Fixed Account. Information regarding each Fixed Account, including (i) its name; (ii) its term; and (iii) its minimum guaranteed interest rate, is available in an appendix to the prospectus. See Appendix A – Investment Options Available Under the Contract.

Each Fixed Account guarantees a fixed rate of return and guarantees principal against loss. Each Fixed Account credits compound daily interest. We guarantee that we will credit interest at an annual effective interest rate of not less than the guaranteed minimum interest rate specified below, or if greater, the minimum rate required by the applicable non-forfeiture law in the state where your contract was issued. We may credit interest at a rate in excess of the guaranteed minimum interest rate, but any such excess interest will be in our sole discretion. You bear the risk that we may declare annual effective interest rates as low as the applicable guaranteed minimum.

You may obtain the annual effective interest rates for the Fixed Accounts by contacting your financial representative, looking online at [www.augustarfinancial.com], or calling 888.925.6446.

Fixed Accounts may vary by availability, offer differing features, and credit different rates of interest. We reserve the right not to offer any Fixed Accounts for new contracts. We may close any Fixed Account to subsequent Purchase Payments and transfers of Contract Value. We reserve the right to restrict transfers to or from the Fixed Accounts.

Our obligations under the Fixed Accounts are subject to our financial strength and claims-paying ability.

Protected Fixed Account

If you have elected an Optional Benefit, you will be required to allocate a certain percentage of your Contract Value to the Protected Fixed Account in accordance with the Investment Requirements for your Optional Benefit. See Appendix B – Optional Benefit Investment Requirements. The Investment Requirements applicable to your Optional Benefit will limit your ability allocate additional Purchase Payments, and transfer Contract Value to and from, the Protected Fixed Account.

If you have not elected an Optional Benefit, the Protected Fixed Account is not available.

Amounts allocated to the Protected Fixed Account are credited compound daily interest at an annual effective interest rate. We declare interest rates for the Protected Fixed Account in our sole discretion, subject to a guaranteed minimum interest rate of [ ]%. From time to time, we will declare an annual effective interest rate applicable to new Purchase Payments and transfers of Contract Value allocated to the Protected Fixed Account (i.e., a new money interest rate). Once established, that interest rate will apply to any such new Purchase Payments and transfers of Contract Value until the end of the “guarantee period,” i.e., the period of time during which the rate is guaranteed to remain the same. Each guarantee period will be no less than 12 months. At the end of the guarantee period, we will declare an annual effective interest rate applicable to amounts remaining in the Protected Fixed Account (i.e., a renewal interest rate) for another guarantee period. You will be notified of a maturing guarantee period and how to obtain the renewal interest rate.

Please note, at any time, we may declare a different new money interest rate. As a result, if Purchase Payments and Contract Value are allocated to the Protected Fixed Account at different times (e.g., due to automatic rebalancing), your allocations to the Protected Fixed Account may be credited interest at different rates.

Enhanced Dollar Cost Averaging (EDCA) Fixed Account

The EDCA Fixed Account is used in connection with the Enhanced Dollar Cost Averaging Program. To begin a Enhanced Dollar Cost Averaging Program, you must allocate a new Purchase Payment to the EDCA Fixed Account. We currently offer the Enhanced Dollar Cost Averaging Program for initial Purchase Payments, as well as subsequent Purchase Payments. The minimum amount to be dollar cost averaged is $300 per transfer. For example, if you select the 6-month monthly Enhanced Dollar Cost Averaging Program, the minimum Purchase Payment is $1,800. If you select the 12-month monthly Enhanced Dollar Cost Averaging Program with quarterly transfers, the minimum Purchase Payment is $1,200. You cannot transfer existing Contract Value to the EDCA Fixed Account. For more information about the Enhanced Dollar Cost Averaging Program, please see the Enhanced Dollar Cost Averaging section.

Amounts allocated to the EDCA Fixed Account are credited compound daily interest at an annual effective interest rate. We declare interest rates for the EDCA Fixed Account in our sole discretion, subject to a guaranteed minimum interest rate of [ ]%. From time to time, we will declare a new annual effective interest rate applicable to new Purchase Payments. When you allocate a Purchase Payment to the EDCA Fixed Account, the annual effective interest rate applicable to that new Purchase Payment will not change for the duration of the 6-month or 12-month program, depending on the period you choose. We may declare different annual effective interest rates for the 6-month and 12-month programs.

Please note, at any time, we may declare a different interest rate for the EDCA Fixed Account. As a result, if Purchase Payments are allocated to the EDCA Fixed Account at different times, your allocations to the EDCA Fixed Account may be credited interest at different rates.

After allocating a Purchase Payment to the EDCA Fixed Account, at the end of the 6-month or 12-month program, as applicable, your entire Purchase Payment and earnings will have been transferred out of the EDCA Fixed Account to the Variable Portfolios in accordance with your instructions.

Additional Information about the Fixed Accounts

The Fixed Accounts are not registered as investment companies under the Investment Company Act of 1940. Interests in the Fixed Accounts are not registered under the Securities Act of 1933. However, the information about the Fixed Accounts provided in this prospectus is subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.

When purchasing the contract, if we declare a new annual effective interest rate for a Fixed Account between the date your application is received and the date your Purchase Payment is received, the higher annual effective interest rate will apply to any portion of your initial Purchase Payment allocated to that Fixed Account, provided that we receive all required paperwork and funds within [xx] days of the date your application is received (referred to as the “Rate Lock Period” in your contract).

Prior to the latest Annuity Payout Date, the value of your investment in any Fixed Account will equal:

(1)	Purchase Payment(s) allocated to the Fixed Account; plus
(2)	Any amounts, net of fees, transferred into the Fixed Account; plus
(3)	accumulated interest; less
(4)	any amounts withdrawn from the Fixed Account (along with any applicable Withdrawal Charge) and otherwise deducted to pay fees and charges under the contract; less
(5)	any amounts applied to an Annuity Option.

In no event will amounts withdrawn or otherwise payable from the Fixed Accounts or used to provide an annuity benefit under the contract be less than the guaranteed minimum amount required by the applicable non-forfeiture law in the state where your contract was issued.

The Fixed Accounts are funded by the assets of our general account. Our general account consists of all of our assets other than those allocated to the VAA or our other separate accounts. We invest our general account assets at our discretion as allowed by Ohio law. See the Information About Us and Our Obligations – General Account section for additional information.

As provided by state law, we may defer the payment of amounts to be withdrawn from the Fixed Accounts for up to six months from the date we receive your written request for withdrawal.

Variable Portfolios

Each Variable Portfolio invests in the shares of a single Portfolio Company. Contract value allocated to a Variable Portfolio will vary based on the investment experience of the corresponding Portfolio Company in which the Variable Portfolio invests. There is a risk of loss on the entire amount invested.

Information regarding each Portfolio Company, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objective, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in Appendix A – Investment Options Available Under the Contract.

Each Portfolio Company is a mutual fund registered under the Investment Company Act of 1940. Portfolio Company shares are sold only to insurance company separate accounts to fund variable annuity and variable life insurance policies and, in some cases, to qualified plans. Each Portfolio Company has issued a prospectus that contains more detailed information about it. Read the Portfolios Companies’ prospectuses carefully before investing. You cannot be sure that any Portfolio Company will achieve its stated objectives and policies. For a free copy of any Portfolio Company’s prospectus, call 888.925.6446, visit [ ], mail our home office, or send an email request to [AnnuityService@augustarfinancial.com].

The Portfolio Companies receive investment advice from their investment advisers. The Portfolio Companies pay their investment advisers management fees as shown in the prospectus for each Portfolio Company. In some cases, the investment adviser pays part of its fee to a subadviser.

We and our affiliates may receive payments from the Portfolio Companies, their advisers, subadvisers, distributors, or affiliates thereof, in connection with certain administrative, marketing and other support services provided by us and expenses incurred in offering and selling our variable annuity products. While only certain types of payments are made in connection with your particular contract, all such payments may influence decisions made by us and our affiliates regarding products we offer and the Portfolio Companies we make available under our variable annuity and variable life insurance policies, including the contract described in this prospectus.

We receive Rule 12b-1 fees which compensate our affiliate, AuguStar Distributors, Inc. for distribution and administrative services (including recordkeeping services and mailing prospectuses and reports to contract owners invested in the Variable Portfolios). These fees are paid by the Portfolio Companies out of each Portfolio Company’s assets and are therefore borne indirectly by contract owners who invest in the corresponding Variable Portfolio. We also receive “revenue sharing” payments from advisers of the Portfolio Companies or their affiliates (not the Portfolio Companies), which compensate us for administrative services. The maximum combined 12b-1 fees and revenue sharing payments we receive with respect to a Portfolio Company are equal to an annual rate of 0.55% of the average assets allocated to the Portfolio Company under the contract.

Some of the Portfolio Companies are structured as a “Fund of Funds.” A Fund of Funds is a Portfolio Company that invests primarily in a portfolio of other mutual funds. Because a Fund of Funds invests in other mutual funds rather than individual securities, the Fund of Funds bears a proportionate share of expenses charged by the underlying fund in which it invests. Therefore, a Fund of Funds may have higher expenses than direct investments in the underlying funds. You should read the Portfolio Company prospectuses carefully for more information.

Periodically some of the Variable Portfolios may be closed to future allocation of Purchase Payments. This may be at the request of the Portfolio Company or based on a decision made by us. Advance written notice will be given to contract owners prior to any such closure.

The investment policies, objectives and/or names of some of the Portfolio Company may be similar to those of other investment companies managed by the same investment adviser or subadviser. However, similar investment companies often do not have comparable investment performance. The investment results of a Portfolio Company may be higher or lower than those of a similar investment company, and may be subject to different fees, charges, and investment policies, even if the portfolios have similar names.

We reserve the right, within the law, to make additions, deletions and substitutions for the subaccounts and the portfolios available in the VAA. We may substitute shares of other Portfolio Companies for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of one or more of the Portfolio Companies should become inappropriate for purposes of the contract, in the judgment of our management. The new portfolio may have higher fees and charges than the existing portfolio and not all Portfolio Companies may be available to all classes of contracts. No substitution or deletion will be made to the contract without prior notice to you and before any necessary orders of the SEC in accordance with the 1940 Act, and your prior approval if required by law.

We also reserve the right to establish additional subaccounts, each of which would invest in shares of an investment company, with a specified investment objective. We may also eliminate one of more subaccounts if, in our sole discretion, marketing, tax or investment conditions warrant. We will not eliminate a subaccount without prior notice to you and before any necessary order of the SEC, and your prior approval if required by law. Not all subaccounts may be available to all classes of contracts.

If permitted by law, and with your prior approval if required by law, we may create new separate accounts; deregister the VAA under the 1940 Act in the event such registration is no longer required; manage the VAA under the direction of committee; or combine the VAA with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the VAA to another separate account.

Principal Underwriter

AuguStar Distributors, Inc. (“ADI”) is the principal underwriter of the contracts. ADI is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. ADI is controlled by AuguStar Life Insurance Company. ADI’s principal business address is One Financial Way, Cincinnati, OH 45242. ADI is affiliated with AuguStar Life, as they are both wholly-owned subsidiaries of Constellation Insurance Holdings, Inc.

Legal Proceedings

AuguStar and its subsidiaries, like other insurance companies, are involved in some class action and other lawsuits, or arbitration. As of the date of this prospectus, although the outcome of any litigation or arbitration cannot be predicted, AuguStar believes that there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the ability of the principal underwriter to perform its contract with the Registrant or of the depositor to meet its obligations under the variable annuity contracts.

Appendix A – Investment Options Available Under the Contract

[TO BE UPDATED BY AMENDMENT]

Variable Portfolios

The following is a list of Portfolio Companies available under the Contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at [___]. You can also request this information at no cost by calling [888.925.6446] or by sending an email request to [AnnuityService@augustarfinancial.com].

If you elect an Optional Benefit, you may only invest in the Variable Portfolios as listed in Appendix B – Optional Benefit Investment Requirements.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expense that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

Type/ Investment Objective	Portfolio Company and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
Equity	American Funds® IS Global Growth Fund - Class 4 Adviser: Capital Research and Management Company	[X]%	[X]%	[X]%	[X]%
Equity	American Funds® IS Growth Fund - Class 4 Adviser: Capital Research and Management Company	[X]%	[X]%	[X]%	[X]%
Equity	American Funds® IS Growth-Income Fund - Class 4 Adviser: Capital Research and Management Company	[X]%	[X]%	[X]%	[X]%
Allocation	AVIP Balanced Model Portfolio - Class I Shares Adviser: Constellation Investments, Inc.	[X]%	[X]%	[X]%	[X]%
Foreign Large Cap Blend Equity	AVIP BlackRock Advantage International Equity Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	[X]%	[X]%	[X]%	[X]%
Large Cap Blend Equity	AVIP BlackRock Advantage Large Cap Value Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	[X]%	[X]%	[X]%	[X]%
Corporate Bond	AVIP Bond Portfolio - Class I Shares Adviser: Constellation Investments, Inc.	[X]%	[X]%	[X]%	[X]%
Allocation	AVIP Constellation Managed Risk Balanced Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	[X]%	[X]%	[X]%	[X]%
Allocation	AVIP Constellation Managed Risk Growth Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	[X]%	[X]%	[X]%	[X]%
Allocation	AVIP Constellation Managed Risk Moderate Growth Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: BlackRock Investment Management, LLC	[X]%	[X]%	[X]%	[X]%
Intermediate Core-Plus Bond	AVIP Federated Core Plus Bond Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Federated Investment Management Company	[X]%	[X]%	[X]%	[X]%
High Yield Bond	AVIP Federated High Income Bond Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Federated Investment Management Co	[X]%	[X]%	[X]%	[X]%
Large Cap Growth Equity	AVIP Fidelity Institutional AM® Equity Growth Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: FIAM LLC	[X]%	[X]%	[X]%	[X]%
Allocation	AVIP Growth Model Portfolio - Class I Shares Adviser: Constellation Investments, Inc.	[X]%	[X]%	[X]%	[X]%

Type/ Investment Objective	Portfolio Company and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
Large Cap Blend Equity	AVIP Intech U.S. Low Volatility Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Intech Investment Management LLC	[X]%	[X]%	[X]%	[X]%
Allocation	AVIP Moderate Growth Model Portfolio - Class I Shares Adviser: Constellation Investments, Inc.	[X]%	[X]%	[X]%	[X]%
Allocation	AVIP Moderately Conservative Model Portfolio - Class I Shares Adviser: Constellation Investments, Inc.	[X]%	[X]%	[X]%	[X]%
Large Cap Growth Equity	AVIP Nasdaq-100® Index Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Geode Capital Management LLC	[X]%	[X]%	[X]%	[X]%
Large Cap Blend Equity	AVIP S&P 500® Index Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Geode Capital Management LLC	[X]%	[X]%	[X]%	[X]%
Mid Cap Blend Equity	AVIP S&P MidCap 400® Index Portfolio - Class I Shares Adviser: Constellation Investments, Inc. Sub-Adviser: Geode Capital Management LLC	[X]%	[X]%	[X]%	[X]%
Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company	[X]%	[X]%	[X]%	[X]%
Large Cap Value Equity	Fidelity® VIP Equity-Income PortfolioSM - Service Class 2 Adviser: Fidelity Management & Research Company	[X]%	[X]%	[X]%	[X]%
Money Market

Fidelity® VIP Government Money Market Portfolio - Service Class 2

Adviser: Fidelity Management & Research Company Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Hong Kong) Limited

		[X]%	[X]%	[X]%	[X]%
Mid Cap Blend Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 Adviser: Fidelity Management & Research Company	[X]%	[X]%	[X]%	[X]%
Allocation	Franklin Income VIP Fund - Class 4 Adviser: Franklin Advisers, Inc.	[X]%	[X]%	[X]%	[X]%
Large Cap Blend Equity	Goldman Sachs U.S. Equity Insights Fund - Service Shares Adviser: Goldman Sachs Asset Management L.P.	[X]%	[X]%	[X]%	[X]%
Equity	Invesco V.I. Comstock Fund - Series II Adviser: Invesco Advisers, Inc.	[X]%	[X]%	[X]%	[X]%
Allocation	Janus Henderson VIT Balanced Portfolio - Service Shares Adviser: Janus Henderson Investors US LLC	[X]%	[X]%	[X]%	[X]%

Type/ Investment Objective	Portfolio Company and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 year	5 year	10 year
Equity	Janus Henderson VIT Global Research Portfolio - Service Shares Adviser: Janus Henderson Investors US LLC	[X]%	[X]%	[X]%	[X]%
Equity	Janus Henderson VIT Overseas Portfolio - Service Shares Adviser: Janus Henderson Investors US LLC	[X]%	[X]%	[X]%	[X]%
Equity	Janus Henderson VIT Research Portfolio - Service Shares Adviser: Janus Henderson Investors US LLC	[X]%	[X]%	[X]%	[X]%
Allocation	Macquarie VIP Asset Strategy Series Adviser: Delaware Management Company Subadvisers: Macquarie Investment Management Austria Kapitalanlage AG	[X]%	[X]%	[X]%	[X]%
Mid Cap Growth Equity	MFS® Mid Cap Growth Series - Service Class Adviser: Massachusetts Financial Services Company	[X]%	[X]%	[X]%	[X]%
Fixed Income	PIMCO Income Portfolio - Advisor Share Class Adviser: Pacific Investment Management Company LLC	[X]%	[X]%	[X]%	[X]%
Inflation Protected Bond	PIMCO Real Return Portfolio - Advisor Share Class Adviser: Pacific Investment Management Company LLC	[X]%	[X]%	[X]%	[X]%
(1)	Reflects a temporary fee reduction for this Portfolio Company.

Fixed Accounts

The following is a list of Fixed Accounts currently available under the Contract. We may change the features of the Fixed Accounts listed below, offer new Fixed Accounts, and terminate existing Fixed Accounts. We will provide you with written notice before doing so. See the Fixed Account section of the prospectus for additional information.

Name	Term	Minimum Guaranteed Interest Rate
Protected Fixed Account(1)	12 Months	[X.X]%
EDCA Fixed Account	6 Months	[X.X]%
EDCA Fixed Account	12 Months	[X.X]%
(1)	Available only to Contracts with an Optional Benefit. See Appendix B – Optional Benefit Investment Requirements

Appendix B – Optional Benefit Investment Requirements

If you elect an Optional Benefit, you will be subject to Investment Requirements. You must comply with one of the two following options below. We reserve the right to change the Investment Requirements for new and existing contracts.

Option A – Asset Allocation Model Portfolio

Group 1 Investments must be 20% of the Contract Value	Group 2 Investments must be 80% of the Contract Value

Protected Fixed Account	AVIP Moderately Conservative Model I AVIP Balanced Model I AVIP Moderate Growth Model I

Option B – Build Your Own Allocation

Group 1 Investments must be 20% of the Contract Value	Group 2 Investments must be at least 10% but cannot exceed 80% of the Contract Value	Group 3 Investments cannot exceed 70% of the Contract Value

Protected Fixed Account	AVIP High Income Bond II AVIP Bond II AVIP Core Plus Bond II PIMCO VIT Income Adv PIMCO VIT Real Return Adv Fidelity VIP Government Money Market Svc2	AVIP Growth Model I
AVIP Balanced Model I
Janus Henderson VIT Balanced Svc
Nomura VIP Asset Strategy Series Svc
AVIP Moderate Growth Model I
AVIP Moderately Conservative Model I
Franklin Income VIP 4
AVIP Constellation Managed Risk Moderate Growth I
AVIP Constellation Managed Risk Growth I
AVIP Constellation Managed Risk Balanced I
Janus Henderson VIT Global Research Svc
American Funds IS® Growth 4
AVIP BlackRock Advantage International Equity II
Janus Henderson VIT Overseas Svc
American Funds IS® Growth-Income 4
AVIP Intech U.S. Low Volatility II
AVIP S&P 500® Index II
Goldman Sachs VIT U.S. Equity Insights Svc
American Funds IS® Global Growth 4
AVIP Fidelity Institutional AM® Equity Growth II
AVIP Nasdaq-100® Index II
Fidelity VIP Contrafund Svc2
Janus Henderson VIT Research Svc
Fidelity VIP Equity-Income Svc2
AVIP BlackRock Advantage Large Cap Value II
Invesco V.I. Comstock II
AVIP S&P MidCap 400® Index II
Fidelity VIP Mid Cap Svc2

Investment Requirements mean that you will be limited to your choice of Variable Portfolios and you may be limited in how much you can invest in certain investment options. We impose Investment Requirements to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under an Optional Benefit.

You may use an EDCA Fixed Account to invest your target allocation in accordance with the Investment Requirements. Amounts added to the Protected Fixed Account will not be included in the EDCA Program, if elected. If you use an EDCA Fixed Account, 80% of your initial Purchase Payments must be allocated to the EDCA Fixed Account. You may then select Option A – Asset Allocation Model Portfolio or Option B – Built your Own Allocation to transfer amounts as part of the EDCA program. See the Enhanced Dollar-Cost Averaging section in your Prospectus for more details.

Certain Portfolio Companies included in the Investment Requirements, including Portfolio Companies managed by an advisor affiliated with us, employ risk management strategies that are intended to control the portfolio’s overall volatility, and for some Portfolio Companies, to also reduce the downside exposure of the portfolios during significant market downturns. These Portfolio Companies are included under Investment Requirements in part because the reduction in volatility helps us to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under an Optional Benefit. At the same time, risk management strategies in periods of high market volatility or other market conditions, could limit your participation in market gains. This may conflict with your investment objectives by limiting your ability to maximize potential growth of your Contract Value and, in turn, the value of any Optional Benefit that is tied to investment performance. You should consult with your financial professional to determine whether these Portfolio Companies align with your investment objectives.

If you elect an Optional Benefit, you will be automatically enrolled in Rebalancing and you will authorize us to automatically rebalance your Contract Value in the Variable Portfolios on a periodic basis. You can modify your rebalancing instructions, as long as they are consistent with the Investment Requirements, by calling 888.925.6446.

For all Optional Benefits, we may make Variable Portfolios unavailable to you at any time in our sole discretion. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide guarantees under the Optional Benefit. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objective of the Variable Portfolios.

Appendix C - Contract Types and Tax Information

Type of Contracts

The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code (the “IRC”). Below is a general description of various contract types. Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will vary depending on contract type.

Non-Qualified Contracts

A non-qualified contract is a contract that does not qualify for certain tax benefits under the Code, such as deductibility of Purchase Payments. Non-qualified contracts are not an IRA, Roth IRA, SEPP-IRA, SIMPLE IRA, tax sheltered annuity, or part of a pension plan or employee-sponsored retirement program.

Upon the death of the owner of a non-qualified contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period.

Non-qualified contracts that are owned by natural persons allow the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed. Non-qualified contracts that are owned by non-natural persons, such as trusts, corporations, and partnerships are generally subject to current income tax on the income earned inside the contract, unless the non-natural person owns the contract as an agent of a natural person.

Qualified Plans – Investment Only

Contracts that are owned by Qualified Plans are not intended to confer tax benefits on the Beneficiaries of the plan; they are used as investment vehicles for the plan. The income tax consequences to the Beneficiary of a Qualified Plan are controlled by the operation of the plan, not by operation of the assets in which the plan invests.

Beneficiaries of Qualified Plans should contact their employer and/or trustee of the plan to obtain and review the plan, trust, summary plan description and other documents for the tax and other consequences of being a participant in a Qualified Plan.

IRA Disclosure Statement

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEPP-IRA) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service.

Eligibility Requirements for IRAs?

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA..

Contributions and Deductions

Contributions to a traditional IRA will be deductible if you are not an “active participant” in an employer maintained qualified retirement plan or if you have Adjusted Gross Income which does not exceed the “applicable dollar limit”. For a single taxpayer, the applicable dollar limitation is $77,000 in 2024, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $77,000 and $87,000. For married couples filing jointly, the applicable dollar limitation is $123,000, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $123,000-$143,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $87,000 for individuals and $143,000 for married couples filing jointly. IRA contributions must be made by no later than the time you file your income tax return for that year. Special limits apply for the non-active participant spouse where a joint return is filed with an active participant.

The IRA maximum annual contribution and the associated tax deduction is limited to the lesser of: (1) $7,000 in 2024 or (2) 100% of your earned compensation. Those age 50 or older may make an additional IRA contribution of $1,000 per year in 2024. In the case of any taxable year beginning in a calendar year after 2024, the $1,000 shall be increased and rounded annually as stipulated in Code Sections 219(b)(5)(B)(ii), 219 (b)(5)(C)(iii) and 219(b)(5)(D). Contributions in excess of the limits may be subject to penalty. See below.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $7,000 or (2) 100% of taxable alimony.

Contributions made by your employer to your SEPP-IRA are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEPP-IRA will be entitled to elect to have their employer make contributions to their SEPP-IRA on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee’s behalf to the SEPP, the employee’s salary is reduced by the amount of the contribution and those funds are not treated as current taxable income. Salary-reduction SEPP-IRAs (also called “SARSEPs”) are available only if at least 50% of the employees elect to have amounts contributed to the SEPP-IRA and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPs may no longer be established. Elective deferrals under a SARSEP are subject to an inflation-adjusted limit which is $23,000 for 2024.

Under a SEPP-IRA agreement, the maximum annual contribution which your employer may make on your behalf to a SEPP-IRA contract which is excludable from your income is the lesser of 100% of your salary or $69,000 in 2024. An employee who is a participant in a SEPP-IRA agreement may make after-tax contributions to the SEPP-IRA contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above. The Internal Revenue Service has reviewed the format of your SEPP-IRA and issued an opinion letter to us stating that it qualifies as a prototype SEPP-IRA.

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEPP-IRA, the excess amount will be considered an “excess contribution”. You may withdraw an excess contribution from your IRA (or SEPP-IRA) before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year.

An individual retirement annuity must be an annuity contract. In our opinion, the optional additional death benefits available under the contract are part of the annuity contract. There is a risk, however, that the Internal Revenue Service would take the position that one or more of the optional additional death benefits are not part of the annuity contract. In such a case, the charges for the optional additional death benefits would be considered distributions from the IRA and would be subject to tax, including penalty taxes. The charges for the optional additional death benefits would not be deductible. It is possible that the IRS could determine that optional death proceeds in excess of the greater of the Contract Value or net Purchase Payments are taxable to your BBeneficiary. Should the IRS so rule, we may have to tax report such excess death benefits as taxable income to your BBeneficiary. If the IRS were to take such a position, we would take all reasonable steps to avoid this result, including the right to amend the contract, with appropriate notice to you.

The contracts may not be eligible for use in Puerto Rico IRAs.

IRA for Non-working Spouse

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your “non-working” spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $14,000 may be made to the two IRAs if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRA’s; (ii) $14,000; or (iii) 100% of your combined gross income.

Contributions in excess of the contribution limits may be subject to penalty. See above under “Contributions and Deductions”. If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

Rollover Contribution

Once every year, you may withdraw any portion of the value of your IRA (or SEPP-IRA) and move it to another IRA. Withdrawals may also be made from other IRAs and contributed to this contract. Note – you are limited to one rollover per year regardless of how many IRA contracts you own. This transfer of funds from one IRA to another is called a “rollover” IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You are not allowed a tax-deduction for the amount of any rollover contribution. Transfers of funds directly from one IRA to another IRA, if done properly, is not a rollover and is not subject to the once per year limitation.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

Premature Distributions

At no time can an interest in your IRA (or SEPP-IRA) be forfeited. The federal tax law does not permit you to use your IRA (or SEPP-IRA) as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA (or SEPP-IRA) to anyone. Use of an IRA (or SEPP-IRA) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 ½ or totally disabled. (You may, however, assign your IRA (or SEPP-IRA) without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may withdraw part of the value of your IRA (or SEPP-IRA). If a withdrawal does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 ½ or totally disabled or the withdrawal meets the requirements of another exception contained in the Code, unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 ½ or are disabled.

Distribution at Retirement

Once you have attained age 59 ½ (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEPP-IRA) regardless of when you actually retire. You may elect to receive the distribution in either one sum or under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the periodic payment options or in one sum will be treated as ordinary income as you receive them unless nondeductible contributions were made to the IRA. In that case, only earnings will be income.

Required Minimum Distributions

Required Minimum Distributions are required to be taken from this contract as of the owner’s Required Beginning Date (“RBD”). The RBD for individuals born on or after July 1, 1949 is April 1 of the year following the year in which the individual attains age 72. For individuals born before July 1, 1949, the RBD is April 1 of the year following the year in which the individual attains age 70 ½. For individuals born on or after January 1, 1951 and prior to January 1, 1960, the RBD is April 1 of the year following the year in which the individual attains age 73.

Inadequate Distributions — 50% Tax

Your IRA or SEPP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either (1) receive a lump-sum distribution of your IRA by your RBD or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments are calculated by dividing your account balance by the distribution period shown on the Uniform Lifetime Table published by the Internal Revenue Service. If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

Death Benefits

If you die before receiving the entire value of your IRA (or SEPP-IRA), the remaining interest must be distributed to your Beneficiary within 10 years of death or applied to purchase an immediate annuity for the Beneficiary within one year of death, with the annuity limited in duration to 10 years. If your Beneficiary is an eligible designated Beneficiary, that individual may “stretch” the IRA, taking annual required minimum distributions over the individual’s life expectancy. An eligible designated Beneficiary is defined as (1) your spouse, (2) any Beneficiary no more than ten years younger than you, (3) your minor child, but only until the child reaches the age of majority, (4) a disabled individual, or (5) a chronically ill individual. Special rules apply to spousal Beneficiaries regarding the date required distributions must begin. Non-natural person Beneficiaries must receive their benefit within 5 years of death.

Roth IRAs

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” In 2024, contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $230,000 for married individuals filing jointly and less than $146,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the same as the contribution limits for traditional IRAs (the limit is phased out for incomes between $230,000 and $240,000 for married and between $146,000 and $161,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible. Catch up contributions are available for persons age 50 or older. After 2024, the maximum regular contribution and income amounts above will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code Section 408A(c)(3).

All or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer’s gross income. Provided a rollover contribution meets the requirements for IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

Persons considering a rollover, transfer or conversion should consult their own tax advisor.

“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 ½; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

Distributions from a Roth IRA need not commence at the owner’s RBD. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner’s death subject to certain exceptions.

Savings Incentive Match Plan for Employees (SIMPLE)

An employer may sponsor a plan allowing for employee salary deferral contributions with an additional employer contribution. SIMPLE plans may operate as a 401(k) or an IRA. Limits for employee contributions to a SIMPLE are $16,000 in 2024. Employees age 50 and older may contribute an additional $3,500 in 2024. Distributions from a SIMPLE are subject to restrictions similar to distributions from a traditional IRA. Additional terms of your SIMPLE are in a summary plan description distributed by your employer.

Reporting to the IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

Appendix D - Optional Benefit Examples

[TBD]

Appendix E - State Variations

[TBD]

Additional information about the contract, the Separate Account, and the Company can be found in the Statement of Additional Information (“SAI”) dated [ ], 2025 that is available upon request without charge.  To request a copy or to ask about your contract, please contact:

One Financial Way

Montgomery, Ohio 45242

888.925.6446

Or visit [website].

Reports and other information about AuguStar Variable Account A are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract Identifier: [    ]

STATEMENT OF ADDITIONAL INFORMATION

StarStream Variable Annuity

[____], 2025

Issued by

AuguStar® Variable Account A

of

AuguStar® Life Insurance Company

This Statement of Additional Information (“SAI”) is not a Prospectus and should be read in conjunction with the Contract's Prospectus, dated [____], 2025. A copy of the prospectus may be obtained without charge by calling 888.925.6446, visiting [website], or writing us at:

One Financial Way

Montgomery, Ohio 45242

The Company and the Separate Account

AuguStar Life Insurance Company (“AuguStar Life”) was organized under the laws of Ohio on September 9, 1909, as The Ohio National Life Insurance Company, and on October 2, 2023 changed its name to AuguStar Life Insurance Company. We write life, accident and health insurance and annuities in 49 states, the District of Columbia and Puerto Rico. Our home office is located at One Financial Way, Montgomery, Ohio 45242. We are a stock life insurance company owned by Constellation Insurance, Inc., which is wholly-owned by Constellation Insurance Holdings, Inc. Currently, Constellation Insurance, Inc. has assets of approximately $42.2 billion and equity of approximately $1.9 billion.

AuguStar Variable Account A (“VAA”) was established by The Ohio National Life Insurance Company on August 1, 1969, as a separate account for funding variable annuity contracts. On October 2, 2023, the name of the Separate Account was changed from “Ohio National Variable Account A” to “AuguStar Variable Account A.”

Custodian

AuguStar Life, the depositor, One Financial Way, Montgomery, Ohio 45242, holds custody of VAA’s assets.

Non-Principal Risks of Investing In The Contract

There are potential risks associated with annuity contracts, including opportunity cost, early death, divorce, affiliated funds, and fund of funds arrangements, which may impact the value and returns of the investment.

Principal amounts committed to an annuity contract are limited to the investment options available within the contract. This restriction may cause you to miss out on potentially more profitable investment opportunities outside of the contract, leading to an opportunity cost.

If you die earlier than expected, your designated beneficiary may not receive the full benefit of the future payments. The annuity contract is designed to provide payments over a specified period, often based on your life expectancy. If you pass away sooner, the remaining payments will not be fully realized, reducing the financial benefit to your beneficiary.

In the event of a divorce, the annuity contract may be considered a marital asset, subject to division between you and your former spouse. This division can significantly reduce the financial benefit you receive from the annuity, as the value intended for your retirement may be diminished or lost entirely.

There may be an incentive to select affiliated funds because they generate more revenue for the company. This potential conflict of interest could impact the overall returns on the investment, as the selection of funds may not be entirely aligned with optimizing financial outcomes for the investors.

In some fund of funds (or master-feeder) arrangements, you may pay fees and expenses at both the fund of funds level and the underlying fund level. These additional layers of fees can significantly reduce the overall returns on your investment, as the more fees you pay, the less money you have working for you.

We rely heavily on technology, including interconnected computer systems and data storage networks and digital communications, to conduct our business. Because our business is highly dependent on the effective operation of our computer systems and those of our service providers and partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failure (e.g., hardware and software malfunction), and cyberattacks. Cyberattacks may be systemic (e.g., affecting the internet, cloud services, or other infrastructure) or targeted (e.g., failures in breach of our systems or those of third parties on whom we rely, including ransomware and malware attacks). Cybersecurity risks include, among other things, the loss, theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on our websites (or the websites of third parties on whom we rely), other operational disruption and unauthorized release, use or abuse of confidential customer information. The risk of cyberattacks may be higher during periods of geopolitical turmoil. Due to the increasing sophistication of cyberattacks, a cybersecurity breach could occur and persist for an extended period of time without detection. Systems failures and cyberattacks, as well as, any other catastrophic event, including natural and manmade disasters, public health emergencies, pandemic diseases, terrorist attacks, floods or severe storms affecting us, any third-party administrator, the underlying portfolios, intermediaries and other affiliated or third-party service providers may adversely affect us, our business operations and your account value and interfere with our ability to process contract transactions and calculate account values. Systems failures and cyberattacks may also interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying portfolios, impact our ability to calculate account values and unit values and/or the underlying portfolios to be able to calculate share values, cause the release or possible destruction of confidential customer and/or business information, impede order processing or cause other operational issues, subject us and/or our service providers and intermediaries to regulatory fines, litigation and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the issuers of securities in which the underlying portfolios invest, which may cause the underlying portfolios to lose value. The preventative actions we take to reduce the frequence and severity of cybersecurity incidents and protect our computer systems may be insufficient to prevent a cybersecurity breach from impacting our operations or your contract value. There can be no assurance that we or the underlying portfolios or our service providers and intermediaries will be able to avoid cybersecurity breaches affecting your contract.

The development and deployment of AI tools and technologies, including generative AI, and its use and anticipated use by use or by third parties on whom we rely, may increase our existing operational risks or create new operation risks that we are not currently anticipating. AI and generative AI may be misused by us or by third parties upon which we rely, and that risk is increased by the relative newness of the technology, the speed at which it is being adopted, and the uncertain and evolving policy and regulatory landscape governing its use. Such misuse could expose us to legal or regulatory risk. Because the generative AI technology is so new, may of the potential risks of generative AI are currently unknowable.

In addition, we are also exposed to risks related to natural and man-made disasters, including, but not limited to, the occurrence of any storms, fires, floods, earthquakes, public health crises, malicious acts, and terrorist acts or any other event, which could adversely affect our ability to conduct business. A natural or man-made disaster, including a pandemic such as COVID-19, could result in our workforce, service providers, and/or third-party administrators being comprised and unable or unwilling to fully perform their responsibilities, which could likewise result in interruptions in our service. This could interfere with our processing of contract transactions, including processing orders from owners and orders with the underlying portfolios, impact our ability to calculate contract value, or have other adverse impacts on our operations. These events may also negatively affect our service providers and intermediaries, the underlying portfolios and issuers of securities in which the underlying portfolios invest, which may cause the portfolios underlying your contract to lose value. There can be no assurance that we or the underlying portfolios or our service providers and intermediaries will be able to avoid negative impacts associated with natural and man-made disasters.

Independent Registered Public Accounting Firm

The financial statements of VAA and the statutory financial statements and financial statement schedules of AuguStar Life have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

1

The KPMG LLP report dated April 11, 2025, of AuguStar Life includes explanatory language that states that the financial statements are prepared by AuguStar Life using statutory accounting practices prescribed or permitted by the Ohio Department of Insurance, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the KPMG LLP audit report states that the financial statements are not presented fairly in accordance with U.S. generally accepted accounting principles and further states that those financial statements are presented fairly, in all material respects, in accordance with statutory accounting practices prescribed or permitted by the Ohio Department of Insurance.

Underwriter

AuguStar Distributors, Inc. (“ADI”), the principal underwriter of the contracts, is located at One Financial Way, Cincinnati, OH 45242. ADI is a wholly-owned subsidiary of Constellation Insurance, Inc. The aggregate amount of commissions paid to ADI for contracts issued by VAA, and the amounts retained by ADI, for each of the last three years have been:

Year	Aggregate Commissions	Retained Commissions
2024	$1,254,403	$553,222
2023	$1,522,763	$608,300
2022	$3,423,833	$1,823,890

Mixed and Shared Funding

In addition to being offered to VAA, certain Variable Portfolio shares are offered to our other Separate Accounts for variable annuity contracts and a Separate Account of AuguStar Life Assurance Corporation for variable life insurance contracts. Variable Portfolio shares may also be offered to other insurance company Separate Accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for one or more of variable life and variable annuity Separate Accounts, or Separate Accounts of other life insurance companies, and qualified plans to invest in shares. Although neither we nor any of the Variable Portfolios currently foresee any such disadvantage, the Board of Directors or Trustees of each Variable Portfolio will monitor events to identify any material conflict among different types of owners and to determine if any action should be taken. That could possibly include the withdrawal of VAA’s participation in a Variable Portfolio. Material conflicts could result from such things as:

• changes in state insurance law;

• changes in federal income tax law;

• changes in the investment management of any Fund; or

• differences in voting instructions given by different types of owners.

Calculation of Performance Data

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Variable Portfolio. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. Quoted results are neither an estimate nor a guarantee of future investment performance, and do not represent the actual experience of amounts invested by any particular Contract Owner.

Total Returns

A Variable Portfolio may advertise its “average annual total return” over various periods of time. “Total return” represents the average percentage change in value of an investment in the Variable Portfolio from the beginning of a measuring period to the end of that measuring period. “Annualized” total return assumes that the total return achieved for the measuring period is achieved for each full year period. “Average annual” total return is computed in accordance with a standard method prescribed by the SEC, and is also referred to as “standardized return.”

The average annual total return and the yields referenced below do not reflect any advisory fee paid to a financial professional from Contract Value, and if such fees were reflected, performance would be lower.

Average Annual Total Return

To calculate a Variable Portfolio’s average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its applicable Variable Portfolio Unit Value (the “initial payment”) and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Variable Portfolio (“full withdrawal value”). The full withdrawal value reflects the effect of all recurring Contract fees and charges applicable to a Contract Owner under the Contract, including the asset-based Risk Charge, the asset-based Administrative Fee, the asset-based Investment Platform Fee, but does not reflect any charges for applicable premium taxes and/or any other taxes, any optional living benefit rider charge, any nonrecurring fees or charges, or any increase in the Risk Charge for an optional Death Benefit Rider. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

2

T = (ERV/P)(365/N) – 1

where T = average annual total return

ERV = ending redeemable value

P = hypothetical initial payment of $1,000

N = number of days

Average annual total return figures will be given for recent 1-, 3-, 5- and 10-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Variable Portfolio’s operations, or on a year-by-year basis).

When considering “average” total return figures for periods longer than one year, it is important to note that the relevant Variable Portfolio’s annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Variable Portfolio may use “aggregate” total return figures along with its “average annual” total return figures for various periods; these figures represent the cumulative change in value of an investment in the Variable Portfolio for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

Non-Standardized Total Returns

We may also calculate non-standardized total returns which may or may not reflect any increases in Risk Charge for an optional Death Benefit Rider, charges for premium taxes and/or any other taxes, any optional living benefit rider charge, or any non-recurring fees or charges. Standardized return figures will always accompany any non-standardized returns shown.

Yields

Fidelity® VIP Government Money Market

The “yield” (also called “current yield”) of the Fidelity® VIP Government Money Market is computed in accordance with a standard method prescribed by the SEC. The net change in the Variable Portfolio’s Unit Value during a seven-day period is divided by the Unit Value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Fidelity® VIP Government Money Market Subaccount is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

3

The formula for effective yield is: [(Base Period Return + 1) (To the power of 365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Fidelity® VIP Government Money Market are not included in the yield calculation. Current yield and effective yield do not reflect the deduction of charges for any applicable premium taxes and/or any other taxes, any increase in the Risk Charge for an optional Death Benefit Rider, any optional living benefit rider charge or any non-recurring fees or charges, but do reflect a deduction for the asset-based Risk Charge, the asset-based Administrative Fee, and the asset-based Investment Platform Fee.

Other Variable Portfolio

“Yield” of the other Variable Portfolios is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Variable Portfolio Unit earned during a specified one-month or 30-day period is divided by the Variable Portfolio Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semi-annual compounding:

where:

a = net investment income earned during the period by the Portfolio attributable to the Subaccount.

b = expenses accrued for the period (net of reimbursements).

c = the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.

d = the Unit Value of the Variable Portfolio Units on the last day of the period.

The yield of each Variable Portfolio reflects the deduction of all recurring fees and charges applicable to the Variable Portfolio, such as the asset-based Risk Charge, the asset-based Administrative Fee, the asset-based Investment Platform Fee, but does not reflect any charge for applicable premium taxes and/or any other taxes, increase in the Risk Charge for an optional Death Benefit Rider, any optional living benefit rider charge or any non-recurring fees or charges.

The Variable Portfolios’ yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Variable Portfolio’s performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various underlying Portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Financial Statements

[To be Updated by Amendment]

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Part C – Other Information

Item 27. Exhibits

Exhibit Number	Description	Location
(a)	Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant was filed as Exhibit A(1) of the Registrant’s registration statement on Form S-6 on August 3, 1982 (File no. 2-78652) and is incorporated by reference herein.	No link available.
(b)	Custodian Agreements	Not applicable
(c)	Underwriting Contracts	To be Updated by Amendment
(d)	Contracts	To be Updated by Amendment
(e)	Applications	To be Updated by Amendment
(f)	Certificate of Incorporation and By-Laws
(f)(1)	Amended and Restated Articles of Incorporation of AuguStar Life Insurance Company, effective April 9, 2024	Incorporated by reference to Post-Effective Amendment No. 23 on April 30, 2024 File No. 333-182250 and 811-1978, filed on April 24, 2024, Accession No. 0001398344-24-007804.
(f)(2)	Amended and Restated Code of Regulations (by-laws) of the Depositor, effective April 14, 2023	Incorporated by reference to Post-Effective Amendment No. 23 on April 30, 2024 File No. 333-182250 and 811-1978, filed on April 24, 2024, Accession No. 0001398344-24-007804.
(g)	Reinsurance Contracts	Not applicable
(h)	Participation Agreements	To be Updated by Amendment
(i)	Administrative Contracts	To be Updated by Amendment
(j)	Other Material Contracts	Not applicable
(k)	Legal Opinion	Filed Herewith
(l)	Consent of Independent Registered Public Accounting Firm	To be Updated by Amendment
(m)	Omitted Financial Statements	Not applicable
(n)	Initial Capital Agreements	Not applicable
(o)	Form of Initial Summary Prospectuses	Filed Herewith
(p)	Power of Attorney	Filed Herewith

Item 28. Directors and Officers of the Depositor

The principal business address for each officer and director is One Financial Way, Montgomery, Ohio 45242, unless otherwise noted.

Name	Position and Offices with Depositor
Anurag Chandra (1)	Director and Chairman
Philippe Charette (2)	Director
Patricia Guinn	Director
Salman Hasnain (3)	Director
Wes Thompson	Director
Steven C. Verney	Director
Clifford J. Jack	President and Chief Executive Officer
David A. Azzarito (4)	President, Latin America
Nancy M. Westbrock	President and CEO, ONESCO
Michael Akker	Senior Vice President & Chief Operating Officer, ALAC
Lori Dashewich	Senior Vice President, Chief Financial Officer
Sachin Jain	Senior Vice President & Chief Investment Officer

Carlos Paiva (4)	Senior Vice President, Corporate Secretary & LATAM Regional Counsel and Compliance
Scott N. Shepherd	Senior Vice President, Chief Risk Officer & Head of U.S. M&A/Reinsurance, Appointed Actuary
Marc A. Socol	Senior Vice President & Chief Revenue Officer
Shimon Bachrach	Vice President, Chief Pricing Officer
Andrea Baker	Vice President, Internal Audit
G. Timothy Biggs	Vice President, Mortgages & Real Estate
R. Todd Brockman	Vice President, Mutual Fund Operations
Richard C. Brooks, Jr.	Vice President, Corporate Legal & Compliance, AuguStar General Counsel
Kevin Buhrlage	Vice President, Strategic Investments
William Burrow	Vice President, Strategic Relationships
Michelle Carroll	Vice President, Marketing Operations
Christopher Finger	Vice President, Financial Reporting
Ramon Galanes	Vice President, LATAM Actuary
Manda Ghaferi	Vice President and General Counsel, Assistant Secretary
Robert K. Gongwer	Vice President, Tax Strategy
Elizabeth Griffith	Vice President, Head of Distribution Services
Bradley Owens	Vice President, Corporate Tax
Hunter Jones	Vice President, Chief Compliance Officer
Mark Kehoe	Vice President, Corporate Credit
Karl H. Kreunen	Vice President, Market Development and Distributor Experience
Carolyn J. Krisko	Vice President & Controller
Sharon Luty	Vice President, Strategic Platforms and Integration
Theodore Parker	Vice President, National Sales Manager
Mark Peterson	Vice President, Chief Distribution Officer - IMO Channel
Rajiv Ranjan (5)	Vice President, ALM & Hedging Strategy
David Shaver	Vice President, Life Product Management and Illustration Actuary
David E. Spaulding	Vice President, Head of Latin America Financial Reporting
Daniel Starishevsky	Vice President, Head of Marketing
David Szeremet	Vice President, Advanced Sales
Andrew J. VanHoy	Vice President, ONESCO Compliance
Joel G. Varland	Vice President, Enterprise Risk Management
Gwen Vaught	Vice President, Underwriting and New Business
Jeff Weisman	Vice President, Structured Products
Donna K. Weninger	Vice President, Head of Actuarial Valuation
Corey Wilkosz	Vice President, Chief Pricing Officer
Michelle Wilson	Vice President, Human Resources
Molly Akin	Chief Compliance Officer, Separate Accounts
Brijendra Grewal	Treasurer & Chief Corporate Development Officer
Marc "Ari" Bruger (5)	Managing Director
Jonathan Egol	Managing Director
Megan Meyer	Assistant Secretary
Emily M. Reed	Assistant Corporate Secretary & Paralegal

(1)	1211 6th Avenue, 30th Floor New York, NY 10036
(2)	1000 Place Jean-Paul-Riopelle Montreal, PQ H2ZB3
(3)	5650 Yonge Street Toronto, Ontario M2M 4H5
(4)	550 West Cypress Creek Road Suite 370 Fort Lauderdale, FL 33309
(5)	31 W. 52nd Street, Suite 2401, New York, NY 10019

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of the Depositor. The Depositor is an indirect subsidiary of Constellation Insurance GP LLC. An organization chart for Constellation Insurance GP LLC is set forth below.

Caisse de dépôt et placement du Québec Constellation Voting Trust, a Canadian voting trust, owns (1) 49.5%of the voting securities of Constellation Insurance GP, LLC; and (2) 20% of the voting securities of Constellation Insurance Holdings, Inc., an Ohio intermediate holding company.

Ontario Teachers’ Pension Plan Constellation Voting Trust, a Canadian voting trust, owns 29.9% of the voting securities of Constellation Insurance GP, LLC.

11004883 Canada Inc., a Canadian holding company, owns (1) 19.6% of the voting securities of Constellation Insurance GP, LLC; and (2) 20% of the voting securities of Constellation Insurance Holdings, Inc.

Constellation Insurance GP LLC, a Delaware holding company, owns 100% of the voting securities of ONLH Holdings GP LLC, a Delaware intermediate holding company.

ONLH Holdings GP LLC owns 99% of the voting securities of ONLH Holdings LP, a Delaware limited partnership.

ONLH Holdings LP owns 60% of the voting securities of Constellation Insurance Holdings, Inc.

Constellation Insurance Holdings, Inc., owns 100% of the voting securities of Constellation Insurance, Inc., an Ohio intermediate holding company.

Constellation Insurance, Inc. owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
AuguStar Life Insurance Company (insurance company)	Ohio	100%
Financial Way Realty, Inc (realty company)	Ohio	100%
Sycamore Re, Ltd. (captive reinsurance company)	Cayman	100%
ONTech, SMLLC (technology company)	Delaware	100%

Name (and Business)	Jurisdiction	% Owned
Princeton Captive Re, Inc. (captive reinsurance company)	Ohio	100%

Name (and Business)	Jurisdiction	% Owned
The O.N. Equity Sales Company (securities broker dealer)	Ohio	100%
AuguStar Distributors, Inc. (securities broker dealer)	Ohio	100%
Constellation Investments, Inc. (investment adviser)	Ohio	100%

AuguStar Life Insurance Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
AuguStar Life Assurance Corporation (insurance company)	Ohio	100%
AuguStar Variable Insurance Products Fund, Inc. (registered investment company)	Ohio	100%
Kenwood Re, Inc. (captive reinsurance company)	Ohio	100%

Name (and Business)	Jurisdiction	% Owned
Montgomery Re, Inc. (captive reinsurance company)	Ohio	100%
Camargo Re Captive, Inc. (captive reinsurance company)	Ohio	100%
National Security Life and Annuity Company (insurance company)	Ohio	100%
Sunrise Captive Re, LLC (captive reinsurance company)	Ohio	100%
ON Foreign Holdings, LLC (holding company)	Ohio	100%

The O.N. Equity Sales Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
O.N. Investment Management Company (investment adviser)	Ohio	100%
Ohio National Insurance Agency, Inc.	Ohio	100%

ON Foreign Holdings, LLC owns (1) 100% of the voting securities of AuguStar Lending, LLC, a holding company organized under the laws of Delaware, (2) 100% of the voting securities of ON Overseas Holdings B.V., a holding company organized under the laws of Netherlands, (3) 0.01% of the voting securities of O.N. International do Brasil Participações Ltda., a holding company organized under the laws of Brazil and (4) 0.02% of the voting securities of Ohio National Seguros de Vida S.A., an insurance company organized under the laws of Peru.

ON Overseas Holdings B.V. owns 100% of the voting securities of ON Netherlands Holdings B.V., a holding company organized under the laws of the Netherlands.

ON Netherlands Holdings B.V. owns (1) 100% of the voting securities of ON Global Holdings, LLC, a holding company organized under the laws of Delaware, (2) 99.98% of the voting securities of Ohio National Seguros de Vida S.A., an insurance company organized under the laws of Peru, (3) 99.99% of the voting securities of O.N. International do Brasil Participações Ltda., a holding company organized under the laws of Brazil and (4) 7.90% of the voting securities of Ohio National Sudamerica S.A., a holding company organized under the laws of Chile.

ON Global Holdings, LLC owns (1) 92.1% of the voting securities of Ohio National Sudamerica S.A., a holding company organized under the laws of Chile and (2) 0.01% of the voting securities of Ohio National Seguros de Vida S.A., an insurance company organized under the laws of Chile.

Ohio National Sudamerica S.A. owns 99.99% of the voting securities of Ohio National Seguros de Vida S.A., an insurance company organized under the laws of Chile.

Separate financial statements are filed with the Commission for AuguStar Life Assurance Corporation under registrant AuguStar Variable Account R and National Security Life and Annuity Company under registrant National Security Variable Account L and National Security Variable Account N.

Item 30. Indemnification

The sixth article of the Depositor’s Articles of Incorporation, as amended, provides as follows:

Each former, present and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators), or any such person (and his heirs, executors or administrators) who serves at the Corporation’s request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys’ fees, judgments, fine and amounts paid in settlement actually and reasonably incurred by him in connection with the defense of any contemplated, pending or threatened action, suit or proceeding, civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, to which he is or may be made a party by reason of being or having been such Director, Officer, or Employee of the Corporation or having served at the Corporation’s request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such a person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) that, in any matter the subject of criminal action, suit or proceeding, such person had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith in any manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful. Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right to indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be set forth in the Code of Regulations or in such other manner as permitted by law. Each former, present, and future Director, Officer or Employee of the Corporation (and his heirs, executors or administrators) who serves at the Corporation’s request as a director, officer, partner, member or employee of another corporation, partnership or business organization or association of any type whatsoever shall be indemnified by the Corporation against reasonable expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense or settlement of any contemplated, pending or threatened action, suit or proceeding, by or in the right of the Corporation to procure a judgment in its favor, to which he is or may be a party by reason of being or having been such Director, Officer or Employee of the Corporation or having served at the Corporation’s request as such director, officer, partner, member or employee of any other business organization or association, or in connection with any appeal therein, provided a determination is made by majority vote of a disinterested quorum of the Board of Directors (a) that such person was not, and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association, and (b) that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation.

Such right of indemnification shall not be deemed exclusive of any other rights to which such person may be entitled. The manner by which the right of indemnification shall be determined in the absence of a disinterested quorum of the Board of Directors shall be as set forth in the Code of Regulations or in such other manner as permitted by law.

In addition, Article XII of the Depositor’s Code of Regulations states as follows:

If any director, officer or employee of the Corporation may be entitled to indemnification by reason of Article Sixth of the Amended Articles of Corporation, indemnification shall be made upon either (a) a determination in writing of the majority of disinterested directors present, at a meeting of the Board at which all disinterested directors present constitute a quorum, that the director, officer or employee in question was acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of this Corporation or of such other business organization or association in which he served at the Corporation’s request, and that, in any matter which is the subject of a criminal action, suit or proceeding, he had no reasonable cause to believe that his conduct was unlawful and in an action by or in the right of the Corporation to procure a judgment in its favor that such person was not and has not been adjudicated to have been negligent or guilty of misconduct in the performance of his duty to the Corporation or to such other business organization or association; or (b) if the number of all disinterested directors would not be sufficient at any time to constitute a quorum, or if the number of disinterested directors present at two consecutive meetings of the Board has not been sufficient to constitute a quorum, a determination to the same effect as set forth in the foregoing clause (a) shall be made in a written opinion by independent legal counsel other than an attorney, or a firm having association with it an attorney, who has been retained by or who has performed services for this Corporation, or any person to be indemnified within the past five years, or by the majority vote of the policyholders, or by the Court of Common Pleas or the court in which such action, suit or proceeding was brought. Prior to making any such determination, the Board of Directors shall first have received the written opinion of General Counsel that a number of directors sufficient to constitute a quorum, as named therein, are disinterested directors. Any director who is a party to or threatened with the action, suit or proceeding in question, or any related action, suit or proceeding, or has had or has an interest therein adverse to that of the Corporation, or who for any other reason has been or would be affected thereby, shall not be deemed a disinterested director and shall not be qualified to vote on the question of indemnification. Anything in this Article to the contrary notwithstanding, if a judicial or administrative body determines as part of the settlement of any action, suit or proceeding that the Corporation should indemnify a director, officer or employee for the amount of the settlement, the Corporation shall so indemnify such person in accordance with such determination. Expenses incurred with respect to any action, suit or proceeding which may qualify for indemnification may be advanced by the Corporation prior to final disposition thereof upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount if it is ultimately determined hereunder that he is not entitled to indemnification or to the extent that the amount so advanced exceeds the indemnification to which he is ultimately determined to be entitled.

Item 31. Principal Underwriters

The principal underwriter of the Registrant’s securities is presently AuguStar Distributors, Inc. (“ADI”). ADI is a wholly-owned subsidiary of Constellation Insurance, Inc. ADI also serves as the principal underwriter of securities issued by AuguStar Variable Accounts B and D, other separate accounts of the Depositor which are registered as unit investment trusts; and AuguStar Variable Account R, a separate account of the Depositor’s subsidiary, AuguStar Life Assurance Corporation, which separate account is also registered as a unit investment trust. ADI also serves as the principal underwriter of securities issued by National Security Variable Accounts N and L, separate accounts of the Depositor’s affiliate, National Security Life and Annuity Company.

The directors and officers of ADI are:

Name	Position with ADI
Marc A. Socol	Director, Chairman of the Board and President
Andrew J. VanHoy	Director, Vice President, Compliance
Clifford J. Jack	Director
Bradley Owens	Vice President, Corporate Tax
Teresa R. Cooper	Treasurer & Comptroller
Manda Ghaferi	Secretary

The principal business address of each of the foregoing is One Financial Way, Montgomery, Ohio 45242.

During the last fiscal year, ADI received the following commissions and other compensation, directly or indirectly, from the Registrant

Net Underwriting Discounts and Commissions	Compensation on Redemption and Annuitization	Brokerage Commissions	Compensation
$1,254,403	None	None	None

Item 32. Location of Accounts and Records

All records referenced are maintained and in the custody of AuguStar Life Insurance Company at its principal executive office located at One Financial Way Montgomery, Ohio 45242-5800.

Item 33. Management Services

Not applicable.

Item 34. Fee Representation

Pursuant to Section 26(f)(2)(A) of the Investment Company Act of 1940, as amended, AuguStar Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AuguStar Life Insurance Company.

Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, AuguStar Variable Account A, certifies that it meets all of the requirements for effectiveness of this registration statement under Rule 485(b) under the Securities Act, and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Montgomery and the State of Ohio on this 25th day of September, 2025.

AuguStar Variable Account A
(Registrant)

By:	AuguStar Life Insurance Company
(Depositor)

By:	/s/ Clifford J. Jack
Clifford J. Jack, President & Chief Executive Officer

AuguStar Variable Account A
(Registrant)

By:	/s/ Clifford J. Jack
Clifford J. Jack, President & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Clifford J. Jack	President, Chief Executive Officer	September 25, 2025
Clifford J. Jack	(Principal Executive Officer)

Anurag Chandra*	Director, Chairman	September 25, 2025
Anurag Chandra

Philippe Charette*	Director	September 25, 2025
Philippe Charette

Patricia Guinn*	Director	September 25, 2025
Patricia Guinn

Salman Hasnain*	Director	September 25, 2025
Salman Hasnain

Wes Thompson*	Director	September 25, 2025
Wes Thompson

Steven C. Verney*	Director	September 25, 2025
Steven C. Verney

Lori Dashewich*	Senior Vice President, Chief Financial Officer	September 25, 2025
Lori Dashewich	(Principal Accounting Officer and Principal Financial Officer)

/s/ *Manda Ghaferi	Attorney-in-Fact	September 25, 2025
Manda Ghaferi